Exhibit 99.1

                    , 2013

Dear SAIC, Inc. Stockholder:

As part of our strategic plan as announced on August 30, 2012, I am pleased to provide you with the enclosed Information Statement relating to the spin-off to the stockholders of SAIC, Inc. (“Parent”) of 100% of the common stock of SAIC Gemini, Inc. (“New SAIC”), an independent, publicly traded technical, engineering and enterprise information technology services company.

We believe that the spin-off is in the best interests of our company and its stockholders, as the separation of New SAIC will enable both companies to pursue new business opportunities as we eliminate the burden of organizational conflicts of interest that hindered the combined business.

The spin-off will be completed through the pro rata distribution of New SAIC common stock to our stockholders of record as of                     , 2013, the spin-off record date. Each Parent stockholder will receive                     shares of New SAIC common stock for every                     shares of Parent common stock held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued.

At the time of the separation, Parent will be renamed Leidos Holdings, Inc. (“Leidos”). Immediately following the separation, you will own common stock in Leidos and New SAIC. Leidos’ common stock will trade on the New York Stock Exchange under the symbol “LDOS.” New SAIC intends to have its common stock listed on the New York Stock Exchange under the symbol “SAIC.”

We expect the spin-off to be tax-free to the stockholders of Parent, except to the extent of cash received in lieu of fractional shares. The spin-off is conditioned on, among other things, the receipt of a ruling from the Internal Revenue Service that the spin-off will not result in the recognition of income, gain or loss to Parent or its stockholders for U.S. federal income tax purposes and an opinion of tax counsel as to the satisfaction of certain requirements for such tax-free treatment. Stockholder approval of the distribution is not required, nor are you required to take any action to receive your shares of New SAIC common stock.

The enclosed Information Statement, which is being mailed to all Parent stockholders, describes the separation in great detail and contains important information about New SAIC, including historical combined financial statements. We urge you to read the Information Statement carefully.

I want to thank you for your continued support. We look forward to your support of both companies in the future.

Yours sincerely,

John P. Jumper

Chairman and Chief Executive Officer

SAIC, Inc.

SAIC GEMINI, INC.

                    , 2013

Dear SAIC Gemini, Inc. Stockholder:

It is our pleasure to welcome you as a stockholder of our company, SAIC Gemini, Inc. (“New SAIC”), a provider of technical, engineering and enterprise information technology services. Following the separation, SAIC Gemini, Inc. will be renamed Science Applications International Corporation.

As an independent, publicly traded company, we believe we can more effectively pursue new and existing market opportunities structured as a cost efficient provider without the constraints of organizational conflicts of interest regulations related to our previous status as a part of SAIC, Inc. (“Parent”). We believe, as a result of this, that we can create greater value for you, the stockholder, than we could as a part of Parent.

We expect to have New SAIC common stock listed on the New York Stock Exchange under the symbol “SAIC” in connection with the distribution of New SAIC common stock by Parent.

We invite you to learn more about New SAIC by reviewing the enclosed Information Statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of New SAIC common stock.

Very truly yours,

Anthony J. Moraco

Chief Executive Officer

SAIC Gemini, Inc.

SUBJECT TO COMPLETION, DATED MARCH 7, 2013

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

INFORMATION STATEMENT

SAIC Gemini, Inc.

1710 SAIC Drive

McLean, Virginia 22102

Common Stock

(par value $0.0001 per share)

This Information Statement is being sent to you in connection with the separation from SAIC, Inc. (“Parent”) of its technical, engineering and enterprise information technology services business. The assets and liabilities of this business will be contributed in an internal reorganization by Parent to SAIC Gemini, Inc., a recently formed subsidiary of Parent. Parent will then complete the separation by distributing all of the outstanding shares of SAIC Gemini, Inc. common stock on a pro rata basis to the holders of Parent common stock. Following the completion of the internal reorganization and separation from Parent, SAIC Gemini, Inc. will be renamed Science Applications International Corporation and Parent will be renamed Leidos Holdings, Inc. We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the internal reorganization and distribution, as the “separation” or the “spin-off.” We expect that the spin-off will be tax-free to Parent stockholders for U.S. federal income tax purposes, except to the extent of cash received in lieu of fractional shares. Each Parent stockholder will receive                     shares of SAIC Gemini, Inc. common stock for every                 shares of Parent common stock held by such stockholder on                     , 2013, the record date. The distribution of shares will be made in book-entry form. Parent will not distribute any fractional shares of SAIC Gemini, Inc. common stock. The distribution will be effective as of                     , New York time, on                     , 2013. Immediately after the distribution becomes effective, we will be an independent, publicly traded company.

No vote or other action of Parent stockholders is required in connection with the separation. We are not asking you for a proxy and you should not send us a proxy. Parent stockholders will not be required to pay any consideration for the shares of SAIC Gemini, Inc. common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their Parent common stock or take any other action in connection with the separation.

All of the outstanding shares of SAIC Gemini, Inc. common stock are currently owned by Parent. Accordingly, there is no current trading market for SAIC Gemini, Inc. common stock. We expect, however, that a limited trading market for New SAIC common stock, commonly known as a “when-issued” trading market, will develop at least two trading days prior to the record date for the distribution, and we expect “regular-way” trading of SAIC Gemini, Inc. common stock will begin the first trading day after the distribution date. We intend to list SAIC Gemini, Inc. common stock on the New York Stock Exchange under the ticker symbol “SAIC.” Parent common stock will trade on the New York Stock Exchange under the ticker symbol “LDOS.”

In reviewing this Information Statement, you should carefully consider the matters described in “Risk Factors” beginning on page 16 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is                 , 2013.

This Information Statement was first mailed to Parent stockholders on or about                 , 2013.

SUMMARY

This summary highlights information contained in this Information Statement and provides an overview of our company, our separation from Parent and the distribution of New SAIC common stock by Parent to its stockholders. For a more complete understanding of our business and the separation, you should read this entire Information Statement carefully, particularly the discussion set forth under “Risk Factors” and our audited and unaudited historical combined financial statements, our unaudited pro forma combined financial statements and the respective notes to those statements appearing elsewhere in this Information Statement.

Except as otherwise indicated or unless the context otherwise requires, “New SAIC,” “we,” “us” and “our” refer to both (1) SAIC Gemini, Inc. and its subsidiaries after giving effect to the internal reorganization preceding the distribution described in this Information Statement and (2) the technical, engineering and enterprise information technology services business of Parent, which will be contributed to SAIC Gemini Inc. Except as otherwise indicated or unless the context otherwise requires, references to “Parent” refer to SAIC, Inc. and its subsidiaries and references to “Leidos Holdings, Inc.” or “Leidos” refer to Parent and its subsidiaries following the separation. Unless otherwise noted, references to years are for fiscal years ended January 31. For example, we refer to the fiscal year ended January 31, 2012 as “fiscal 2012.” Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement assumes the completion of the internal reorganization preceding the distribution.

Our Company

We are a leading provider of technical, engineering and enterprise information technology (IT) services to the U.S. Government. We deliver to the Department of Defense (DoD) and federal civilian agencies systems engineering and information technology offerings for large, complex government programs and offer a broad range of services with a targeted emphasis on higher-end, differentiated technology services. Our technical, engineering and enterprise information technology businesses are largely the product of organic growth and evolution of our offerings over more than 40 years of serving our customers. In fiscal 2012, we generated revenues of $4.7 billion.

Our technical and engineering offerings include engineering and maintenance of ground and maritime systems, logistics, training and simulation, as well as operation and program support services. Our enterprise IT offerings include end-to-end enterprise information technology solutions and services, which span the design, development, deployment, management and operations and security of our customers’ entire IT infrastructure.

Our customers include all four branches of the U.S. Military (Army, Air Force, Navy and Marines), the U.S. Defense Logistics Agency (DLA), the National Aeronautics and Space Administration (NASA), the U.S. Department of State (DoS) and the U.S. Department of Homeland Security (DHS). Our long-standing customer relationships have enabled us to achieve an in-depth understanding of our customers’ missions and provide differentiated service offerings to meet our customers’ most complex requirements. We serve our customers through more than 1,500 active contracts and task orders. We employ approximately 13,000 individuals with an experienced executive team of proven industry leaders. One of the primary reasons for undertaking the separation is to eliminate many of our real or perceived organizational conflicts of interest (OCI) as more fully described below.

Our Competitive Strengths

Our following core strengths have supported our over 40-year history of successful performance on programs of national importance:

Enduring Customer Relationships and Mission-Orientation.  We have strong and long-lasting relationships with diverse customers throughout the U.S. Government. Our track record serving the missions of our government customers spans decades, including several individual contracts that have lasted 20 years or more. We work closely with our customers with over 66% of our employees deployed at customer sites and performed as prime contractor on 87% of our contracts, by revenue, in fiscal 2012. Our strong customer relationships and close proximity enable us to develop deep customer knowledge and translate our mission understanding into successful program execution and continued demand for our services.

Full Lifecycle Offerings.  With the breadth of our service offerings, we are able to meet customers’ needs across their mission lifecycles for both technical and engineering services and enterprise IT services. We integrate technologies and deliver services that provide our customers with end-to-end seamless solutions. Our services encompass the initial requirements definition phase, development and integration services, training, logistics and sustainment. These lifecycle technical capabilities, combined with strong customer and mission knowledge, allow us to more effectively support our customers’ missions while lowering total cost.

Significant Scale and Diversified Contract Base.  With over $4.7 billion in revenue in fiscal 2012, we are one of the largest pure play technical service providers to the U.S. Government. Our significant scale advantage enables us to serve as prime systems integrator on large, complex programs and to allocate resources toward further developing and expanding our repeatable, proven solutions and differentiated technical capabilities. We have over 1,500 active contracts and task orders, with our ten largest contracts accounting for less than 50% of fiscal 2012 revenue. Our diversified revenue base consists of programs ranging from research and development to operations and maintenance.

Technical Experts Led by Experienced Management.  The quality, training and knowledge of our approximately 13,000 employees are important competitive assets. Our workforce has deep technical expertise, with over 75% having either a degree or at least one technical certification. This skilled workforce ranges from entry level technicians to expert level professionals in network engineering, software design and development and systems engineering. Additionally, over 70% of our workforce holds an active security clearance, which is required on many of our existing and future program opportunities.

Our workforce is led by a talented and experienced senior leadership team with a long history of solving our customers’ most difficult challenges in technical, engineering and enterprise IT services. Collectively, our executive team averages over 25 years of industry experience, have served as senior leaders in public companies and are well recognized as leaders in their respective markets by customers and partners.

Repeatable Methodologies and Certified Processes.  Our technical excellence derives from our proven, disciplined processes for management, engineering, technical support and services. We deploy our tools and processes enterprise-wide through our EngineeringEdge® solution, which enforces a consistent, company-wide approach to planning, designing, developing and delivering solutions and services to our customers. We have achieved conformity with a number of important standards that validate the maturity of our processes, including an enterprise-wide maturity level 5 (the highest possible) credential under the Capability Maturity Model Integration (CMMI®) process improvement framework, which applies to all of our operations as a result of our enterprise-wide use of our EngineeringEdge® solution. We also hold certifications from the International Standards Organization (ISO), including ISO 9001, ISO/IEC 20000, AS9100, ITL 3.0 and ISO 27001.

Our Business Strategy

Key elements of our strategy include:

Expand our Offerings to our Larger Customers.  We will leverage our long-term customer relationships to provide our full range of offerings to current DoD, federal civilian, select state and local government and commercial customers. By offering differentiated capabilities and repeatable methods, we will seek to sell more of our capabilities through our extensive and flexible set of government contracts. As a part of Parent, we are currently constrained from presenting the full depth and breadth of our capabilities to our customers due to actual or perceived organizational conflicts of interest. The separation will eliminate many of the barriers that exist today.

Going forward as a separate organization, we intend to build upon our existing customer relationships by expanding our offerings in areas such as weapons systems engineering by integrating our software, hardware and mission systems engineering and technical assistance (SETA) service lines. Similarly, we intend to provide more of our differentiated enterprise IT services to our DoD and federal civilian customer bases while pursuing growth opportunities in emerging IT offerings such as cloud and virtualized computing infrastructure design, development and integration and application development across broader customer sets.

Pursue Previously Underserved Customers.  We are targeting opportunities with customers previously unavailable to us as a result of being a part of Parent, either due to OCI or due to diversion of investments and management focus to other strategic priorities of Parent. For example, the U.S. Air Force represents an attractive addressable market opportunity beyond our strong Navy and Army presence. We are focusing our efforts to provide more of our offerings to other areas of the U.S. Government by deploying capabilities from our IT managed services, network integration, emerging IT solutions, software integration, mission/SETA and training services lines.

Operate in a Matrix Organizational Structure.  A strong foundation of our business strategy is to operate in an organizational structure that better enables customer focus and more efficient use of resources while maintaining performance excellence. By organizing around both our customer focus and technical capabilities, we can further enhance customer affinity and service offerings. Our customer groups are responsible for strong, consistent program delivery and for growing revenue by providing the full spectrum of our offerings to customers. Our service lines, on the other hand, are responsible for developing and deploying differentiated offerings and repeatable solutions, and managing the training needs and utilization of our technical workforce. By integrating our customer knowledge and market leading capabilities we can more efficiently manage and apply our resources, allowing us to more effectively sell and deliver the entire range of our offerings to all of our customers.

Focused Investments in Expanding Capabilities.  While operating as a part of Parent, the internal investments of the company were often directed according to Parent’s strategic interests as a whole. The separation allows us to focus our investments on projects that generate returns for our own businesses. Our strategic planning process will facilitate focused allocation of resources by centralizing the investment decision-making functions across the organization and by implementing a disciplined process for evaluating investment returns. These investments will be targeted at expanding our differentiated capabilities, repeatable methodologies and customer base.

Centralize Support Functions to Reduce Cost.  Following the separation, we will further centralize our shared services, vendor relationships and strategic partnerships. This approach will allow us to more effectively reduce costs of facilities, procurement and other shared services, which we believe will translate into a more competitive cost structure and increased profitability. For example, we are centralizing our strategic sourcing function enabling us to negotiate more effectively with vendors, which we expect will lead to reduced costs and improved service levels. Similarly, we are centralizing our shared services infrastructure to capitalize on reduced costs while enhancing efficiency through a leaner support model. Further, we are targeting strategic relationships with a smaller select group of subcontractors in order to offer higher quality solutions with a more efficient cost structure.

Organizational Conflicts of Interest

U.S. Government contracts generally are subject to the Federal Acquisition Regulation (FAR), which includes regulations governing conflicts of interest that may arise when a contractor performs multiple contracts. These conflicts of interest rules are designed to prevent contractors from having an unfair competitive advantage or undesirable economic incentives on one contract as a result of performing another contract. The separation will expand the addressable markets of both us and Leidos for our offerings that were previously constrained by OCI regulations.

Other Information

Our business has a long and successful history, tracing its roots to the earliest days of Parent when it was founded in 1969 as a scientific research and engineering firm. Our technical and engineering services and our enterprise IT businesses are largely the product of organic growth and the evolution of our offerings over more than 40 years of serving our customers. Prior to the separation, these businesses are comprised of a majority of Parent’s Defense Solutions Group and the enterprise IT portions of its Health, Energy and Civil Solutions Group. We were incorporated in Delaware as SAIC Gemini, Inc. in February 2013 to facilitate the separation. At the time of the separation, SAIC Gemini, Inc. will be renamed Science Applications International Corporation. Our principal executive offices are located at 1710 SAIC Drive, McLean, Virginia 22102. Our telephone number is (703) 676-4300.

The Separation

Overview

On August 30, 2012, the Board of Directors of Parent approved a plan to spin-off New SAIC from Parent, following which New SAIC will be an independent, publicly traded company.

Before our separation from Parent, we will enter into a Distribution Agreement and several other agreements with Parent related to the separation. These agreements will govern the relationship between us and Leidos after completion of the separation and provide for the allocation between us and Parent of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also include arrangements with respect to transitional services to be provided by Parent to New SAIC and vice versa. See “Certain Relationships and Related Party Transactions—Agreements with Parent Related to the Separation.”

The distribution of New SAIC common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, Parent has the right not to complete the separation if, at any time prior to the distribution, the Board of Directors of Parent determines, in its sole discretion, that the separation is not in the best interests of Parent or its stockholders, that a sale or other alternative is in the best interests of Parent or its stockholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate New SAIC from Parent. See “The Spin-Off—Conditions to the Spin-Off.” Additionally, prior to the completion of the separation, we will raise indebtedness in an amount estimated at $            , $            of which is expected to be distributed to Parent. See “Description of Material Indebtedness.”

Questions and Answers About the Spin-Off

The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q:	What is the spin-off?

A:	The spin-off is the series of transactions by which New SAIC will separate from Parent. To complete the spin-off, Parent will distribute to its stockholders all of the outstanding shares of New SAIC common stock. We refer to this as the distribution. Following the spin-off, New SAIC will be a separate company from Parent, and Parent will not retain any ownership interest in New SAIC.

Q:	What will I receive in the spin-off?

A:	As a holder of Parent common stock, you will retain your shares of Parent common stock and will receive shares of New SAIC common stock for every shares of Parent common stock you own as of the record date. The number of shares of Parent common stock you own and your proportionate interest in Parent will not change as a result of the spin-off. See “The Spin-Off.”

Q:	What is New SAIC?

A:	New SAIC is a leading provider of technical, engineering and enterprise IT services to the U.S. Government. New SAIC is currently a subsidiary of Parent and its shares will be distributed to Parent stockholders upon the completion of the spin-off. After the spin-off is completed, New SAIC will be an independent, publicly traded company.

Q:	What are Parent’s reasons for the spin-off?

A:	Parent’s Board of Directors has determined that the spin-off is in the best interests of Parent and its stockholders because the spin-off will provide the following key benefits:

•

Reduce Regulatory Constraints in the Pursuit of Business Opportunities. Under the Federal Acquisition Regulations (FAR), when a company has provided SETA services for a particular U.S. Government program, it may be prohibited from selling products to the U.S. Government under the same program due to an organizational conflict of interest. The spin-off will allow us to expand the addressable market for our offerings that were previously constrained by OCI regulations. For example, a contractor that performs on a contract with a U.S. Government customer to provide system requirements for a military weapons system cannot also compete on a contract with the government customer to deliver the weapons system to meet those requirements. Similarly, the contractor that performs on a contract with a U.S. Government customer to deliver a weapons system may not also perform on a contract with the U.S. Government customer to conduct the test and evaluation on the weapons system to verify its performance and satisfaction of the system requirements. Both of these examples pose an actual or potential OCI not allowable under the FAR.

•

Strategic Focus of Management’s Efforts. Our business represents a discrete portion of Parent’s overall business. It has historically had different financial and operational requirements than Parent’s other businesses. The separation will allow us to better focus management’s attention on New SAIC’s business.

•

Investment Focus. While operating as a part of Parent, the internal investments of the company were directed according to Parent’s strategic interests as a whole. The separation allows us to focus our investments on projects that generate returns for our business.

•

Improved Management Incentive Tools. As an independent company, we will be able to better structure and incentivize our current and future employees through direct participation in the performance of the company through new equity compensation plans.

Q:	Why is the separation of New SAIC structured as a spin-off?

A:	On August 30, 2012, the Board of Directors of Parent approved a plan to spin-off part of Parent’s technical and engineering services and enterprise information technology services business into a new company named SAIC Gemini, Inc., which will be renamed Science Applications International Corporation. Parent currently believes a spin-off is the most efficient way to accomplish a separation of our business from Parent for various reasons, including: (1) a spin-off would be a tax-free distribution of New SAIC common stock to Parent stockholders, except to the extent of cash received in lieu of fractional shares; (2) a spin-off offers a higher degree of certainty of completion in a timely manner, lessening disruption to current business operations; and (3) a spin-off provides greater assurance that decisions regarding New SAIC’s capital structure support future financial stability. After consideration of strategic alternatives, including a sale, Parent believes that a spin-off will enhance the long-term value of both New SAIC and Parent. See “The Spin-Off—Reasons for the Spin-Off.”

Q:	Can Parent decide to cancel the distribution of the New SAIC common shares even if all the conditions have been met?

A:	Yes. The distribution of New SAIC common stock is subject to the satisfaction or waiver of certain conditions. See “The Spin-Off—Conditions to the Spin-Off.” In addition, Parent has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Parent determines, in its sole discretion, that the spin-off is not in the best interests of Parent or its stockholders, that a sale or other alternative is in the best interests of Parent or its stockholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate New SAIC from Parent.

Q:	What is being distributed in the spin-off?

A:	Approximately shares of New SAIC common stock will be distributed in the spin-off, based on the number of shares of Parent common stock expected to be outstanding as of , 2013, the record date, and assuming a distribution ratio of . The exact number of shares of New SAIC common stock to be distributed will be calculated on the record date. The shares of New SAIC common stock to be distributed by Parent will constitute all of the issued and outstanding shares of New SAIC common stock immediately prior to the distribution. See “Description of Capital Stock—Common Stock.”

Q:	When is the record date for the distribution?

A:	The record date is 5:00 p.m., New York time, on , 2013.

Q:	When will the distribution occur?

A:	The distribution date of the spin-off is , 2013. We expect that it will take the distribution agent, acting on behalf of Parent, up to two weeks after the distribution date to fully distribute the shares of New SAIC common stock to Parent stockholders. The ability to trade New SAIC shares will not be affected during that time.

Q:	What do I have to do to participate in the spin-off?

A:	Nothing. You are not required to take any action, although you are urged to read this entire document carefully. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of New SAIC common stock. You will neither be required to pay anything for the new shares nor be required to surrender any shares of Parent common stock to participate in the spin-off.

Q:	How will fractional shares be treated in the spin-off?

A:	Fractional shares of New SAIC common stock will not be distributed. Fractional shares of New SAIC common stock to which Parent shareholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of New SAIC common stock. See “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation. Receipt of the cash proceeds from these sales will generally result in a taxable gain or loss to those stockholders. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such stockholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	What are the U.S. federal income tax consequences of the spin-off?

A:	The spin-off is conditioned on the receipt by Parent of a ruling (“IRS Ruling”) from the Internal Revenue Service (“IRS”) that, for U.S. federal income tax purposes, the spin-off will qualify as a tax-free distribution to Parent and Parent’s stockholders under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”) (except for cash payments made to stockholders in lieu of fractional shares such stockholders would otherwise receive in the spin-off), that certain related transactions will qualify as a tax-free reorganization under Sections 355 and 368(a)(1)(D) of the Code, and that the IRS Ruling shall remain in effect as of the distribution date. In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements, upon which the IRS will not rule, necessary for the spin-off and certain related transactions to qualify as tax-free distributions under Section 355 of the Code. Parent expects to receive the IRS Ruling and such opinion at or prior to the time of the consummation of the spin-off. Although Parent has no current intention to do so, such conditions are solely for the benefit of Parent and its stockholders and may be waived by Parent in its sole discretion. The tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Will the New SAIC common stock be listed on a stock exchange?

A:	Yes. Although there is not currently a public market for New SAIC common stock, before completion of the separation, New SAIC will apply to list its common stock on the New York Stock Exchange (“NYSE”) under the symbol “SAIC.” It is anticipated that trading of New SAIC common stock will commence on a “when-issued” basis at least two trading days prior to the record date. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. “When-issued” trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any “when-issued” trading with respect to New SAIC common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See “Trading Market.”

Q:	Will my shares of Parent common stock continue to trade?

A:	Yes. At the time of the separation, Parent will be renamed Leidos Holdings, Inc. and will continue to be listed on the NYSE. The ticker symbol will be changed from “SAI” to “LDOS.”

Q:	If I sell, on or before the distribution date, shares of Parent common stock that I held on the record date, am I still entitled to receive shares of New SAIC common stock distributable with respect to the shares of Parent common stock I sold?

A:

Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, Parent’s common stock will begin to trade in two markets on the NYSE: a “regular-way” market and an “ex-distribution” market. If you hold shares of Parent common stock as of the record date for the distribution and choose to sell those shares in the “regular-way” market after the record date for the distribution and on or before the distribution date, you also will be selling the right to receive the shares of New SAIC common stock in connection with the spin-off. However, if you hold shares of Parent common stock as of the record date for the distribution and choose to sell those shares in the “ex-distribution” market after the record date for the distribution and on or before the distribution date, you will still receive the shares of New SAIC common stock in the spin-off.

Q:	Will the spin-off affect the trading price of my Parent stock?

A:	Yes, the trading price of shares of Parent common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the New SAIC business. However, we cannot provide you with any guarantees as to the price at which the Parent shares will trade following the spin-off.

Q:	What indebtedness will New SAIC have following the separation?

A:	It is anticipated that, prior to the completion of the separation, we will raise indebtedness in an amount estimated at $ , of which $ will be distributed to Parent. See “Description of Material Indebtedness.”

Q:	What will be the relationship between New SAIC and Parent after the separation?

A:	Following the separation, New SAIC will be an independent, publicly traded company and Parent will have no continuing stock ownership interest in New SAIC. New SAIC will have entered into a Distribution Agreement with Parent and will enter into several other agreements for the purpose of allocating between New SAIC and Parent various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also govern New SAIC’s relationship with Parent following the separation and will provide arrangements for employee matters, tax matters, intellectual property matters, insurance matters and other specified liabilities, rights and obligations attributable to periods before and, in some cases, after the separation. These agreements will also include arrangements with respect to transitional services to be provided by New SAIC or Parent to the other. The Distribution Agreement will provide, in general, that New SAIC will indemnify Parent against any and all liabilities arising out of New SAIC’s business as constituted in connection with the separation and any other liabilities and obligations assumed by New SAIC, and that Parent will indemnify New SAIC against any and all liabilities arising out of the businesses of Parent as constituted in connection with the separation and any other liabilities and obligations assumed by Parent.

Q:	What will New SAIC’s dividend policy be after the separation?

A:	We will complete the appropriate analysis and state our dividend policy prior to the separation. The timing, declaration, amount and payment of future dividends to our stockholders will fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, industry practice and other business considerations that our Board of Directors considers relevant from time to time. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may restrict the payments of dividends. See “Dividend Policy.”

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and ownership of New SAIC common stock. These risks are discussed under “Risk Factors.”

Q:	How will the separation affect New SAIC’s relationship with its customers?

A:	We believe we have well-established relationships with our principal customers. We believe the separation will enable us to better focus on those customers and to align our resources with their priorities. As we seek to enter into new contracts with our customers, we expect to continue to provide information to enable them to have ongoing confidence in our management, our workforce and our ability to perform, including our financial stability.

Q:	Where can I get more information?

A.	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

Before the separation, if you have any questions relating to the separation, you should contact Parent at:

SAIC, Inc.

Paul E. Levi

paul.e.levi@saic.com

703-676-2283

After the separation, if you have any questions relating to New SAIC, you should contact New SAIC at:

Summary of the Spin-Off

Distributing Company	SAIC, Inc., a Delaware corporation. After the distribution, Parent will not own any shares of New SAIC common stock. At the time of the separation, Parent will be renamed Leidos Holdings, Inc.

Distributed Company	SAIC Gemini, Inc., a Delaware corporation and a wholly owned subsidiary of Parent. After the separation, SAIC Gemini, Inc. will be renamed Science Applications International Corporation and will be an independent, publicly traded company.

Distributed Securities	All of the outstanding shares of New SAIC common stock owned by Parent, which will be 100% of the New SAIC common stock issued and outstanding immediately prior to the distribution.

Record Date	The record date for the distribution is , 2013.

Distribution Date	The distribution date is , 2013.

Distribution Ratio	Each holder of Parent common stock will receive shares of New SAIC common stock for every shares of Parent common stock held on , 2013.

The Distribution	On the distribution date, Parent will release the shares of New SAIC common stock to the distribution agent to distribute to Parent stockholders. The distribution of shares will be made in book-entry form, which means that no physical share certificates will be issued. It is expected that it will take the distribution agent up to two weeks to issue shares of New SAIC common stock to you or to your bank or brokerage firm electronically on your behalf by way of direct registration in book-entry form. Trading of our shares will not be affected during that time. Following the separation, stockholders whose shares are held in book-entry form may request that their shares of New SAIC common stock be transferred to a brokerage or other account at any time. You will not be required to make any payment, surrender or exchange your shares of Parent common stock or take any other action to receive your shares of New SAIC common stock.

After completion of the separation:

•	New SAIC will own and operate Parent’s technical, engineering and enterprise information technology services business; and

•	Leidos Holdings, Inc. will own and operate Parent’s national security, health and engineering businesses.

Fractional Shares	The distribution agent will not distribute any fractional shares of New SAIC common stock to Parent stockholders. Fractional shares of New SAIC common stock to which Parent shareholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those shareholders who would otherwise have received fractional shares of New SAIC common stock. Receipt of the cash proceeds from these sales will generally result in a taxable gain or loss to those stockholders. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such stockholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by Parent of the following conditions:

•

our Registration Statement on Form 10, of which this Information Statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this Information Statement shall have been mailed to the Parent stockholders;

•	the New SAIC common stock shall have been approved for listing on the NYSE, subject to official notice of distribution;

•

Parent shall have obtained the IRS Ruling, in form and substance satisfactory to Parent, to the effect that the spin-off will qualify as a tax-free distribution to Parent and Parent’s stockholders under Section 355 of the Code (except for cash payments made to stockholders in lieu of fractional shares such stockholders would otherwise receive in the spin-off) and that certain related transactions will qualify as a tax-free reorganization under Sections 355 and 368(a)(1)(D) of the Code, and such IRS Ruling shall remain in effect as of the distribution date;

•

Parent shall have obtained an opinion from its tax counsel, in form and substance satisfactory to Parent, as to the satisfaction of certain requirements, upon which the IRS will not rule, necessary for the spin-off, and certain related transactions to qualify as tax-free distributions under Section 355 of the Code;

•

Prior to the distribution date, Parent’s Board of Directors shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to Parent, with respect to the capital adequacy and solvency of New SAIC and Leidos;

•	all material regulatory approvals and other consents necessary to consummate the distribution shall have been received;

•

no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be pending, threatened, issued or in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution;

•

no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of Parent, would result in the distribution having a material adverse effect on Parent or its stockholders;

•

the financing transactions described in “Description of Material Indebtedness” and elsewhere in this Information Statement as having occurred prior to the distribution shall have been consummated at or prior to the time of the distribution;

•

Parent shall have taken all necessary action, in the judgment of the Board of Directors of Parent, to cause the Board of Directors of New SAIC to consist of the individuals identified in this Information Statement as directors of New SAIC;

•	the Board of Directors of Parent shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion; and

•

each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement and the other ancillary agreements shall have been executed by each party.

The fulfillment of the foregoing conditions will not create any obligation on Parent’s part to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, the receipt of a private letter ruling from the Internal Revenue Service, approval for listing on the NYSE and the declaration of effectiveness of the Registration Statement on Form 10, of which this Information Statement forms a part, by the SEC, in connection with the distribution. Parent has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Parent determines, in its sole discretion, that the spin-off is not then in the best interests of Parent or its stockholders or other constituents, that a sale or other alternative is in the best interests of Parent or its stockholders or other constituents or that it is not advisable for New SAIC to separate from Parent at that time. For more information, see “The Spin-Off—Conditions to the Spin-Off.”

Trading Market and Symbol	We intend to file an application to list the New SAIC common stock on the NYSE under the ticker symbol “SAIC.” We anticipate that, at least two trading days prior to the record date, trading of shares of New SAIC common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of New SAIC common stock will begin the first trading day after the distribution date. We also anticipate that, at least two trading days prior to the record date, there will be two markets in Parent common stock: a “regular-way” market on which shares of Parent common stock will trade with an entitlement to shares of New SAIC common stock to be distributed pursuant to the distribution, and an “ex-distribution” market on which shares of Parent common stock will trade without an entitlement to shares of New SAIC common stock. For more information, see “Trading Market.”

Tax Consequences	Parent expects to receive the IRS Ruling stating that Parent and Parent’s stockholders will not recognize any taxable income, gain or loss for U.S. federal income tax purposes as a result of the spin-off, except to the extent of cash received by stockholders in lieu of fractional shares. As a condition to the spin-off, such IRS Ruling must remain in effect as of the distribution date. In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements necessary for the spin-off to receive tax-free treatment upon which the IRS will not rule. See “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such stockholder, including the effect of any U.S. federal, state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with Parent after the Separation

We will enter into a Distribution Agreement and other agreements with Parent related to the separation. These agreements will govern the relationship between us and Parent after completion of the separation and provide for the allocation between us and Parent of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). We intend to enter into a Transition Services Agreement with Parent pursuant to which certain services will be provided from Parent to New SAIC and vice versa on an interim basis following the distribution. We also intend to enter into an Employee Matters Agreement that will set forth the agreements between us and Parent concerning certain employee compensation and benefit matters. Further, we intend to enter into a Tax Matters Agreement with Parent regarding the sharing of taxes incurred before and after completion of the separation, certain indemnification rights with respect to tax matters and certain restrictions to preserve the tax-free status of the spin-off. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Parent Related to the Separation,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Dividend Policy	We will complete the appropriate analysis and state our dividend policy prior to the separation. The timing, declaration, amount and payment of future dividends to our stockholders will fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, industry practice and other business considerations that our Board of Directors considers relevant from time to time. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may restrict the payments of dividends. See “Dividend Policy.”

Transfer Agent	Computershare Trust Company, NA

Risk Factors	We face both general and specific risks and uncertainties relating to our business, our relationship with Parent and our being an independent, publicly traded company. We also are subject to risks relating to the spin-off. You should carefully read the risk factors set forth in the section entitled “Risk Factors” in this Information Statement.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data

The following table presents the summary historical and unaudited pro forma condensed combined financial data for New SAIC. The combined statement of income data and the combined statement of cash flows data for each of the fiscal years ended January 31, 2012 and 2011, and the combined balance sheet data as of January 31, 2012 and 2011 set forth below are derived from our audited combined financial statements included in this Information Statement. The combined statement of income data and the combined statement of cash flows data for the nine months ended October 31, 2012 and the combined balance sheet data as of October 31, 2012 are derived from our unaudited combined financial statements included in this Information Statement.

The summary unaudited pro forma condensed combined financial data as of and for the nine months ended October 31, 2012 and the year ended January 31, 2012 have been prepared to reflect the separation, including: (i) the distribution of                shares of our common stock by Parent to its stockholders; (ii) the incurrence of indebtedness of $            ; (iii) a $            million distribution to Parent; and (iv) the transactions contemplated by the Distribution Agreement and related separation agreements. The unaudited pro forma combined statement of income data presented for the nine months ended October 31, 2012 and the year ended January 31, 2012 assumes the separation occurred on February 1, 2011. The unaudited pro forma combined balance sheet presented as of October 31, 2012 assumes the separation occurred on October 31, 2012. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed combined financial data are not necessarily indicative of our results of operations or financial condition had the separation been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as a stand-alone publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

The summary financial data should be read in conjunction with our “Unaudited Pro Forma Combined Financial Statements,” “Capitalization,” “Selected Historical Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included in this Information Statement.

	As of and for the Nine Months Ended October 31,		As of and for the Year Ended January 31,
	2012		2012	2012	2011
	Pro Forma	Historical	Pro Forma	Historical
	(in millions)
Combined Statement of Income Data:
Revenues		$3,626		$4,733	$4,863
Operating income		220		299	329
Net income		139		182	208
Combined Balance Sheet Data:
Total assets		$1,312		$1,371	$1,435
Capital lease obligations and notes payable, including current portion		4		7	8
Term loan facility		-		-	-
Other long-term liabilities		11		9	14
Combined Statement of Cash Flows Data:
Cash flows provided by operating activities		$247		$303	$261
Cash flows used in investing activities		(5)		(1)	(11)
Cash flows used in financing activities		(243)		(302)	(249)

RISK FACTORS

You should carefully consider each of the following risks, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this Information Statement. Some of the risks described below relate to our business, while others relate to the spin-off. Other risks relate principally to the securities markets and ownership of our common stock.

Should any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

We face the following risks in connection with the general conditions and trends of the industry in which we operate:

We depend on government agencies as our primary customer and if our reputation or relationships with these agencies were harmed, our future revenues and growth prospects would be adversely affected.

We generated over 96% of our total revenues during each of the last two fiscal years from contracts with the U.S. Government (including all branches of the U.S. military), either as a prime contractor or a subcontractor to other contractors engaged in work for the U.S. Government. We generated approximately 24% of our total revenues during each of the last two fiscal years from each of the U.S. Army and U.S. Navy. We expect to continue to derive most of our revenues from work performed under U.S. Government contracts. Our reputation and relationship with the U.S. Government, and in particular with the agencies of the DoD, are key factors in maintaining and growing these revenues. Negative press reports or publicity, which could pertain to employee or subcontractor misconduct, conflicts of interest, poor contract performance, deficiencies in services, reports, products or other deliverables, information security breaches or other aspects of our business, regardless of accuracy, could harm our reputation, particularly with these agencies. In addition, negative publicity regarding our work for state and local government and commercial customers may harm our reputation with these customers as well as with our federal government customers. If our reputation is negatively affected, or if we are suspended or debarred from contracting with government agencies for any reason, the amount of business with government and other customers would decrease and our future revenues and growth prospects would be adversely affected.

A decline in the U.S. Government defense budget, changes in spending or budgetary priorities or delays in contract awards may significantly and adversely affect our future revenues and limit our growth prospects.

Revenues under contracts with the DoD, either as a prime contractor or subcontractor to other contractors, represented approximately 74% of our total revenues in fiscal 2012. Our operating results could be adversely affected by spending caps or changes in the budgetary priorities of the U.S. Government or the DoD, as well as delays in program starts or the award of contracts or task orders under contracts. Current U.S. Government spending levels for defense-related programs may not be sustained and future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of the rapid growth of the federal budget deficit, increasing political pressure and legislation, including the Budget Control Act of 2011, designed to reduce overall levels of government spending, including through sequestration, shifts in spending priorities from defense-related programs as a result of competing demands for federal funds, the number and intensity of military conflicts or other factors.

The Budget Control Act of 2011 enacted 10-year discretionary spending caps which are expected to generate over $1 trillion in savings for the U.S. Government, a substantial portion of which comes from DoD baseline spending reductions. In addition, unless the Budget Control Act of 2011 is amended, additional automatic spending cuts (referred to as sequestration) totaling $1.2 trillion over 10 years will be implemented in the U.S. Government fiscal year ending September 30, 2013 (GFY13). These reduction targets will further reduce DoD and other federal agency budgets. The Office of Management and Budget has recently provided initial guidance to agencies and departments on implementing the sequestration cuts. However, there remains much uncertainty about the ultimate implementation and the impact it will have on contractors supporting the government. In light of the current uncertainty, we are not able to predict the potential impact of sequestration on our company or our financial results. However, we expect that implementation of the automatic spending cuts without change will reduce, delay or cancel funding for certain of our contracts – particularly those with unobligated balances—and programs and could adversely impact our operations and financial results.

The U.S. Government also conducts periodic reviews of U.S. defense strategies and priorities, which may shift DoD budgetary priorities, reduce overall U.S. Government spending or delay contract or task order awards for defense-related programs, including programs from which we expect to derive a significant portion of our future revenues. In addition, changes to the DoD acquisition system and contracting models could affect whether and how we pursue certain opportunities and the terms under which we are able to do so. A significant decline in overall U.S. Government spending, including in the areas of national security, a significant shift in its spending priorities, the substantial reduction or elimination of particular defense-related programs or significant delays in contract or task order awards for large programs could adversely affect our future revenues and limit our growth prospects.

Because we depend on U.S. Government contracts, a delay in the completion of the U.S. Government’s budget process could delay procurement of the services and solutions we provide and have an adverse effect on our future revenues.

The funding of U.S. Government programs is subject to an annual congressional budget authorization and appropriation process. In years when the U.S. Government does not complete its budget process before the end of its fiscal year on September 30, government operations are typically funded pursuant to a “continuing resolution,” which allows federal government agencies to operate at spending levels approved in the previous budget cycle, but does not authorize new spending initiatives. When the U.S. Government operates under a continuing resolution, delays can occur in the procurement of the services and solutions that we provide and may result in new initiatives being cancelled. We have from time to time experienced a decline in revenues in our fourth quarter ending January 31 and beyond as a result of this annual budget cycle, and we could experience similar declines in revenues from future delays in the budget process. Currently, the U.S. Government is operating under a continuing resolution that will expire on March 27, 2013. If the U.S. Government fails to complete its budget process or to provide for a continuing resolution, a federal government shutdown may result. This could in turn result in our incurrence of substantial labor or other costs without reimbursement under customer contracts, or the delay or cancellation of key programs, which could have a negative effect on our cash flows and adversely affect our future results. In addition, when supplemental appropriations are required to operate the U.S. Government or fund specific programs and passage of legislation needed to approve any supplemental appropriation bill is delayed, the overall funding environment for our business could be adversely affected.

Our reputation may be harmed or other adverse consequences may be incurred by us relating to Parent’s CityTime contract or its deferred prosecution agreement and administrative agreement, which could have a material adverse effect on our business and future prospects.

In connection with the resolution of certain investigations related to Parent’s CityTime contract, Parent entered into a three-year deferred prosecution agreement with the U.S. Attorney’s Office for the Southern District of New York. Parent also entered into a five-year administrative agreement with the Army on behalf of the U.S. Government in order to confirm Parent’s continuing eligibility to enter into and perform contracts with the U.S. Government. We expect to comply with the applicable obligations set forth in the deferred prosecution agreement and the administrative agreement following the separation such as retaining the same independent monitor and maintaining a similar contractor responsibility program, which will require significant resources and management involvement. Communications with relevant government agencies concerning our specific obligations relating to these matters are expected to be completed prior to the separation. In addition, given that we will retain the name Science Applications International Corporation, which was the name of the company that was the prime contractor under the CityTime contract, we may suffer reputational harm as a result of being associated with the CityTime contract as well as Parent’s deferred prosecution agreement and administrative agreement and our compliance with obligations similar to those in such agreements, which could make it more difficult to compete effectively and may adversely affect our future revenues and growth prospects. In addition, we continue to be subject to risks in connection with government reviews and investigations and other legal disputes unrelated to the CityTime matter, which may subject us to civil or criminal penalties or administrative sanctions, including the termination of contracts, forfeiture of profits, the triggering of price reduction clauses, suspension of payments, fines and suspension or debarment from doing business with governmental agencies.

Our failure to comply with a variety of complex procurement rules and regulations could result in our being liable for penalties, including termination of our U.S. Government contracts, disqualification from bidding on future U.S. Government contracts and suspension or debarment from U.S. Government contracting.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. Government contracts, which affect how we do business with our customers and may impose added costs on our business. Some significant statutes and regulations that affect us include:

•	the Federal Acquisition Regulation (FAR) and supplements, which regulate the formation, administration and performance of U.S. Government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with certain contract negotiations;

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the Procurement Integrity Act, which regulates access to competitor bid and proposal information and government source selection information, and our ability to provide compensation to certain former government officials;

•	the Civil False Claims Act, which provides for substantial civil penalties for violations, including for submission of a false or fraudulent claim to the U.S. Government for payment or approval; and

•	the U.S. Government Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based U.S. Government contracts.

The FAR and many of our U.S. Government contracts contain organizational conflict of interest clauses that may limit our ability to compete for or perform certain other contracts or other types of services for particular customers. Organizational conflicts of interest arise when we engage in activities that may make us unable to render impartial assistance or advice to the U.S. Government, impair our objectivity in performing contract work, or provide us with an unfair competitive advantage. Although the separation will eliminate many conflicts of interest, certain conflicts of interest will remain that will preclude our competition for or performance on a significant program or contract, which could limit our opportunities.

The U.S. Government may adopt new contract rules and regulations or revise its procurement practices in a manner adverse to us at any time.

Our industry has experienced, and we expect it will continue to experience, significant changes to business practices as a result of an increased focus on affordability, efficiencies, and recovery of costs, among other items. U.S. Government agencies may face restrictions or pressure regarding the type and amount of services that they may obtain from private contractors. Legislation, regulations and initiatives dealing with procurement reform, mitigation of potential conflicts of interest and environmental responsibility or sustainability, as well as any resulting shifts in the buying practices of U.S. Government agencies, such as increased usage of fixed price contracts, multiple award contracts and small business set-aside contracts, could have adverse effects on government contractors, including us. Any of these changes could impair our ability to obtain new contracts or renew our existing contracts when those contracts are recompeted. Any new contracting requirements or procurement methods could be costly or administratively difficult for us to implement and could adversely affect our future revenues, profitability and prospects.

Our business is subject to reviews, audits and cost adjustments by the U.S. Government, which, if resolved unfavorably to us, could adversely affect our profitability, cash position or growth prospects.

U.S. Government agencies, including the DCAA, DCMA and others, routinely audit and review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor’s compliance with government standards for its business systems, including its accounting system, earned value management system, estimating system, materials management and accounting system, property management system and purchasing system.

Both contractors and the U.S. Government agencies conducting these audits and reviews have come under increased scrutiny. As a result, the current audits and reviews have become more rigorous and the standards to which we are held are being more strictly interpreted, increasing the likelihood of an audit or review resulting in an adverse outcome. During the course of its current audits, the DCAA is closely examining and questioning several of Parent’s long established and disclosed practices that it had previously audited and accepted, increasing the uncertainty as to the ultimate conclusion that will be reached.

A finding of significant control deficiencies in our system audits or other reviews can result in decremented billing rates to our U.S. Government customers until the control deficiencies are corrected and our corrections are accepted by DCMA. Government audits and reviews may conclude that our practices are not consistent with applicable laws and regulations and result in adjustments to contract costs and mandatory customer refunds. Such adjustments can be applied retroactively, which could result in significant customer refunds. Our receipt of adverse audit findings or the failure to obtain an “approved” determination of our various accounting and management internal control systems from the responsible U.S. Government agency could significantly and adversely affect our business, including our ability to bid on new contracts and our competitive position in the bidding process. A determination of non-compliance with applicable contracting and procurement laws, regulations and standards could also result in the U.S. Government imposing penalties and sanctions against us, including withholding of payments, suspension of payments and increased government scrutiny that could delay or adversely affect our ability to invoice and receive timely payment on contracts, perform contracts or compete for contracts with the U.S. Government.

Parent’s indirect cost audits by the DCAA have not been completed for fiscal 2006 and subsequent fiscal years. Although we have recorded contract revenues subsequent to fiscal 2005 based upon our estimate of costs that we believe will be approved upon final audit or review, we do not know the outcome of any ongoing or future audits or reviews and adjustments and, if future adjustments exceed our estimates, our profitability would be adversely affected.

Our business is subject to governmental review and investigation which could adversely affect our profitability, cash position and growth prospects.

We are routinely subject to governmental investigations relating to our contracts and operations. If a review or investigation identifies improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including the termination of contracts, forfeiture of profits, the triggering of price reduction clauses, suspension of payments, fines and suspension or debarment from doing business with governmental agencies. We may suffer harm to our reputation if allegations of impropriety are made against us, which would impair our ability to win new contract awards or receive contract renewals. Penalties and sanctions are not uncommon in our industry. If we incur a material penalty or administrative sanction or otherwise suffer harm to our reputation, our profitability, cash position and future prospects could be adversely affected.

More generally, increases in scrutiny and investigations from government organizations, legislative bodies or agencies into business practices and into major programs supported by contractors may lead to increased legal costs and may harm our reputation, profitability and growth prospects.

Misconduct of employees, subcontractors, agents and business partners could cause us to lose existing contracts or customers and adversely affect our ability to obtain new contracts and customers and could have a significant adverse impact on our business and reputation.

Misconduct could include fraud or other improper activities such as falsifying time or other records and violations of laws, including the Anti-Kickback Act. Other examples could include the failure to comply with our policies and procedures or with federal, state or local government procurement regulations, regulations regarding the use and safeguarding of classified or other protected information, legislation regarding the pricing of labor and other costs in government contracts, laws and regulations relating to environmental, health or safety matters, bribery of foreign government officials, import-export control, lobbying or similar activities, and any other applicable laws or regulations. Any data loss or information security lapses resulting in the compromise of personal information or the improper use or disclosure of sensitive or classified information could result in claims, remediation costs, regulatory sanctions against us, loss of current and future contracts and serious harm to our reputation. Although we have implemented policies, procedures and controls to prevent and detect these activities, these precautions may not prevent all misconduct, and as a result, we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees, subcontractors, agents or business partners could damage our reputation and subject us to fines and penalties, restitution or other damages, loss of security clearance, loss of current and future customer contracts and suspension or debarment from contracting with federal, state or local government agencies, any of which would adversely affect our business and our future results.

Due to the competitive process to obtain contracts and an increase in bid protests, we may be unable to achieve or sustain revenue growth and profitability.

We expect that a majority of the business that we seek in the foreseeable future will be awarded through a competitive bidding process. The U.S. Government has increasingly relied on contracts that are subject to a competitive bidding process, including Indefinite Delivery / Indefinite Quantity (IDIQ), GSA Schedule and other multi-award contracts, which has resulted in greater competition and increased pricing pressure. For example, during fiscal 2013, we were not awarded the successor contract to the DISN Global Solutions (DGS) program with DISA. In fiscal 2013, we recognized approximately $425 million in revenue on this program. Revenues from the DGS program are expected to be approximately $40 million over the first half of fiscal 2014 as the activity transitions to the successor contractor.

The competitive bidding process involves substantial costs and a number of risks, including significant cost and managerial time to prepare bids and proposals for contracts that may not be awarded to us, or that may be awarded but for which we do not receive meaningful task orders, and to the risk of inaccurately estimating the resources and costs that will be required to fulfill any contract we win. Following contract award, we may encounter significant expense, delay, contract modifications or even contract loss as a result of our competitors protesting the award of contracts to us in competitive bidding. Any resulting loss or delay of start up and funding of work under protested contract awards may adversely affect our revenues and/or profitability. In addition, multi-award contracts require that we make sustained post-award efforts to obtain task orders under the contract. As a result, we may not be able to obtain these task orders or recognize revenues under these multi-award contracts. Our failure to compete effectively in this procurement environment would adversely affect our revenues and/or profitability.

The U.S. Government may terminate, cancel, modify or curtail our contracts at any time prior to their completion and, if we do not replace them, we may be unable to achieve or sustain revenue growth and may suffer a decline in revenues and profitability.

Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years and include one or more base years and one or more option years. These programs are normally funded on an annual basis. Under our contracts, the U.S. Government generally has the right not to exercise options to extend or expand our contracts and may otherwise terminate, cancel, modify or curtail our contracts at its convenience. Any decision by the U.S. Government not to exercise contract options or to terminate, cancel, modify or curtail our major programs or contracts would adversely affect our revenues, revenue growth and profitability.

We have experienced and continue to experience periodic performance issues under certain of our contracts. If a government customer terminates a contract for default, we may be exposed to liability, including for excess costs incurred by the customer in procuring undelivered services and products from another source. Depending on the nature and value of the contract, a performance issue or termination for default could cause our actual results to differ from those anticipated and could harm our reputation.

We face aggressive competition that can impact our ability to obtain contracts and therefore affect our future revenues and growth prospects.

Our business is highly competitive and we compete with larger companies that have greater name recognition, financial resources and larger technical staffs. We also compete with smaller, more specialized companies that are able to concentrate their resources on particular areas. Additionally, we compete with the U.S. Government’s own capabilities and federal non-profit contract research centers.

The markets in which we operate are characterized by rapidly changing technology and the needs of our customers change and evolve regularly. Accordingly, our success depends on our ability to develop services and products that address these changing needs and to provide people and technology needed to deliver these services and products. To remain competitive, we must consistently provide superior service, technology and performance on a cost-effective basis to our customers. Our competitors may be able to provide our customers with different or greater capabilities or technologies or better contract terms than we can provide, including technical qualifications, past contract experience, geographic presence, price and the availability of qualified professional personnel. In addition, our competitors may consolidate or establish teaming or other relationships among themselves or with third parties to increase their ability to address customers’ needs. Accordingly, we anticipate that larger or new competitors or alliances among competitors may emerge which may adversely affect our ability to compete.

A failure to attract, train and retain skilled employees, including our management team, would adversely affect our ability to execute our strategy and may disrupt our operations.

Our business relies heavily upon the expertise and services of our employees. Our continued success depends on our ability to recruit and retain highly trained and skilled engineering, technical and professional personnel. Competition for skilled personnel is intense and competitors aggressively recruit key employees. In addition, many U.S. Government programs require contractors to have security clearances. Depending on the level of required clearance, security clearances can be difficult and time-consuming to obtain and personnel with security clearances are in great demand. Particularly in highly specialized areas, it has become more difficult to retain employees and meet all of our needs for employees in a timely manner, which may affect our growth in the current fiscal year and in future years. Although we intend to continue to devote significant resources to recruit, train and retain qualified employees, we may not be able to attract, effectively train and retain these employees. Any failure to do so could impair our ability to perform our contractual obligations efficiently and timely meet our customers’ needs and win new business, which could adversely affect our future results. Additionally, the separation will require us to hire new personnel to fill certain roles, particularly senior management roles, that currently serve both New SAIC and Leidos within Parent. Following the separation, there will be little redundancy or overlap of responsibilities in our corporate functions and loss of key personnel in critical functions could lead to lack of business continuity or disruptions in our operations, financial reporting or control processes until we are able to hire and train replacement personnel.

In addition to attracting and retaining qualified engineering, technical and professional personnel, we believe that our success will also depend on the continued employment of a highly qualified and experienced senior management team and its ability to retain existing business and generate new business. Our senior management team is important to our business because personal reputations and individual business relationships are a critical element of retaining and obtaining customer contracts in our industry, particularly with agencies performing classified operations. Most of the members of our senior management team will be executives who currently hold other positions at Parent. Our inability to retain appropriately qualified and experienced senior executives could cause us to lose customers or new business opportunities.

We may not realize as revenues the full amounts reflected in our backlog, which could adversely affect our expected future revenues and growth prospects.

As of October 31, 2012, our total backlog was $8.2 billion, which included $2.1 billion in funded backlog. Due to the U.S. Government’s ability to not exercise contract options or to terminate, modify or curtail our programs or contracts and the rights of our non-U.S. Government customers to cancel contracts and purchase orders in certain circumstances, we may realize less than expected or in some cases never realize revenues from some of the contracts that are included in our backlog. Our unfunded backlog, in particular, contains management’s estimate of amounts expected to be realized on unfunded contract work that may never be realized as revenues. If we fail to realize as revenues amounts included in our backlog, our expected future revenues, growth prospects and profitability could be adversely affected.

Our earnings and profitability may vary based on the mix of our contracts and may be adversely affected by our failure to accurately estimate and manage costs, time and resources.

We generate revenues under various types of contracts, which include cost reimbursement, T&M, FP-LOE and FFP contracts. Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract, the nature of services or products provided, as well as the achievement of performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined. Cost reimbursement and T&M contracts generally have lower profitability than FFP contracts. Our operating results in any period may also be affected, positively or negatively, by variable purchasing patterns by our customers of our more profitable proprietary products.

Our profitability is adversely affected when we incur contract costs that we cannot bill to our customers. To varying degrees, each of our contract types involves some risk that we could underestimate the costs and resources necessary to fulfill the contract. While FFP contracts allow us to benefit from cost savings, these contracts also increase our exposure to the risk of cost overruns. Revenues derived from FFP contracts represented approximately 29% of our total revenues for fiscal 2012. When making proposals on these types of contracts, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. In each case, our failure to accurately estimate costs or the resources and technology needed to perform our contracts or to effectively manage and control our costs during the performance of our work could result, and in some instances has resulted, in reduced profits or in losses. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of our contracts, including costs and delays caused by contractual disputes or other factors outside of our control, such as performance failures of our subcontractors, natural disasters or other force majeure events, could make our contracts less profitable than expected or unprofitable.

We use estimates in recognizing revenues and if we make changes to estimates used in recognizing revenues, our profitability may be adversely affected.

Revenues from our contracts are primarily recognized using the percentage-of-completion method or on the basis of partial performance towards completion. These methodologies require estimates of total costs at completion, fees earned on the contract, or both. This estimation process, particularly due to the technical nature of the services being performed and the long-term nature of certain contracts, is complex and involves significant judgment. Adjustments to original estimates are often required as work progresses, experience is gained and additional information becomes known, even though the scope of the work required under the contract may not change. Any adjustment as a result of a change in estimate is recognized as events become known. Changes in the underlying assumptions, circumstances or estimates could result in adjustments that may adversely affect future financial results.

Our business and financial results could be negatively affected by cyber or other security threats.

As a U.S. Government contractor and a provider of information technology services operating in multiple regulated industries and geographies, we handle sensitive information. Therefore, we are continuously exposed to cyber and other security threats, including computer viruses, attacks by hackers or physical break-ins. Any electronic or physical break-in or other security breach or compromise may jeopardize security of information stored or transmitted through our information technology systems and networks. This could lead to disruptions in mission critical systems, unauthorized release of confidential or otherwise protected information and corruption of data. Although we have implemented policies, procedures and controls to protect against, detect and mitigate these threats, attempts by others to gain unauthorized access to our information technology systems are becoming more sophisticated. These attempts include covertly introducing malware to our computers and networks and impersonating authorized users, among others, and may be perpetrated by well-funded organized crime or state sponsored efforts. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence. We continue to improve our threat protection, detection and mitigation policies, procedures and controls. In addition, we work with other companies in the industry and government participants on increased awareness and enhanced protections against cybersecurity threats. However, because of the evolving nature of these security threats, there can be no assurance that our policies, procedures and controls have or will detect or prevent any of these threats and we cannot predict the full impact of any such incident. We may experience similar security threats to the information technology systems that we develop, install or maintain under customer contracts. Although we work cooperatively with our customers and other business partners to seek to minimize the impacts of cyber and other security threats, we must rely on the safeguards put in place by those entities. Any remedial costs or other liabilities related to cyber or other security threats may not be fully insured or indemnified by other means. Occurrence of any of these security threats could adversely affect our reputation, ability to work on sensitive U.S. Government contracts, business operations and financial results.

Internal system or service failures could disrupt our business and impair our ability to effectively provide our services and products to our customers, which could damage our reputation and adversely affect our revenues and profitability.

Any system or service disruptions, including those caused by ongoing projects to improve our information technology systems and the delivery of services, whether through our shared services organization or outsourced services, if not anticipated and appropriately mitigated, could have a material adverse effect on our business including, among other things, an adverse effect on our ability to bill our customers for work performed on our contracts, collect the amounts that have been billed and produce accurate financial statements in a timely manner. We are also subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, cybersecurity threats, natural disasters, power shortages, terrorist attacks or other events, which could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims and damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our future results could be adversely affected.

Customer systems failures could damage our reputation and adversely affect our revenues and profitability.

Many of the systems and networks that we develop, install and maintain for our customers involve managing and protecting personal information and information relating to national security and other sensitive government functions. While we have programs designed to comply with relevant privacy and security laws and restrictions, if a system or network that we develop, install or maintain were to fail or experience a security breach or service interruption, whether caused by us, third-party service providers, cybersecurity threats or other events, we may experience loss of revenue, remediation costs or face claims for damages or contract termination. Any such event could cause serious harm to our reputation and prevent us from having access to or being eligible for further work on such systems and networks. Our errors and omissions liability insurance may be inadequate to compensate us for all of the damages that we may incur and, as a result, our future results could be adversely affected.

We have contracts with the U.S. Government that are classified which may limit investor insight into portions of our business.

We derive a portion of our revenues from programs with the U.S. Government that are subject to security restrictions (classified programs), which preclude the dissemination of information that is classified for national security purposes. We are limited in our ability to provide information about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors have less insight into our classified programs than our other businesses and therefore less ability to fully evaluate the risks related to our classified business.

Legal disputes could require us to pay potentially large damage awards and could be costly to defend, which would adversely affect our cash balances and profitability, and could damage our reputation.

We are subject to a number of lawsuits and claims described under “Business—Legal Proceedings.” We are also subject to, and may become a party to, a variety of other litigation or claims and suits that arise from time to time in the ordinary course of our business. Adverse judgments or settlements in some or all of these legal disputes may result in significant monetary damages or injunctive relief against us. Any claims or litigation could be costly to defend, and even if we are successful or if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future. Litigation and other claims, including those described under “Business—Legal Proceedings,” are subject to inherent uncertainties and management’s view of these matters may change in the future. The businesses that now comprise New SAIC and similar businesses within Parent have in the past resulted in litigation against Parent, including a $540 million dollar loss that Parent realized in connection with its CityTime contract.

Our business and operations expose us to numerous legal and regulatory requirements and any violation of these requirements could harm our business.

We are subject to numerous federal, state and foreign legal requirements on matters as diverse as data privacy and protection, employment and labor relations, immigration, taxation, anticorruption, import/export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. Compliance with diverse and changing legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations.

Parent has made and we may continue to make acquisitions, investments, joint ventures and divestitures that involve numerous risks and uncertainties.

We may selectively pursue strategic acquisitions, investments and joint ventures. These transactions require significant investment of time and resources and may disrupt our business and distract our management from other responsibilities. Even if successful, these transactions could reduce earnings for a number of reasons, including the amortization of intangible assets, impairment charges, acquired operations that are not yet profitable or the payment of additional consideration under earn-out arrangements if an acquisition performs better than expected. Acquisitions, investments and joint ventures pose many other risks that could adversely affect our reputation, operations or financial results, including:

•	we may not be able to identify, compete effectively for or complete suitable acquisitions and investments at prices we consider attractive;

•

we may not be able to accurately estimate the financial effect of acquisitions and investments on our business and we may not realize anticipated synergies or acquisitions may not result in improved operating performance;

•	we may encounter performance problems with acquired technologies, capabilities and products, particularly with respect to those that are still in development when acquired;

•

we may have trouble retaining key employees and customers of an acquired business or otherwise integrating such businesses, such as incompatible accounting, information management, or other control systems, which could result in unforeseen difficulties;

•	we may assume material liabilities that were not identified as part of our due diligence or for which we are unable to receive a purchase price adjustment or reimbursement through indemnification;

•	we may assume legal or regulatory risks, particularly with respect to smaller businesses that have immature business processes and compliance programs;

•

acquired entities or joint ventures may not operate profitably, which could adversely affect our operating income or operating margins and we may be unable to recover investments in any such acquisitions;

•	acquisitions, investments and joint ventures may require us to spend a significant amount of cash or to issue capital stock, resulting in dilution of ownership; and

•	we may not be able to effectively influence the operations of our joint ventures or we may be exposed to certain liabilities if our joint venture partners do not fulfill their obligations.

If our acquisitions, investments or joint ventures fail, perform poorly or their value is otherwise impaired for any reason, including contractions in credit markets and global economic conditions, our business and financial results could be adversely affected.

In addition, we periodically divest businesses, including businesses that are no longer a part of our ongoing strategic plan. These divestitures similarly require significant investment of time and resources, may disrupt our business, distract management from other responsibilities and may result in losses on disposal or continued financial involvement in the divested business, including through indemnification, guarantee or other financial arrangements, for a period of time following the transaction, which would adversely affect our financial results.

Goodwill and other intangible assets represent approximately 29% of our total assets and any impairment of these assets could negatively impact our results of operations.

Intangible assets, including goodwill, are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Examples of events or changes in circumstances indicating that the carrying value of intangible assets may not be recoverable could include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel, or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of. Any future impairment of goodwill or other intangible assets would have a negative impact on our profitability and financial results.

We depend on our teaming arrangements and relationships with other contractors and subcontractors. If we are not able to maintain these relationships, or if these parties fail to satisfy their obligations to us or the customer, our revenues, profitability and growth prospects could be adversely affected.

We rely on our teaming relationships with other prime contractors and subcontractors in order to submit bids for large procurements or other opportunities where we believe the combination of services and products provided by us and the other companies will help us to win and perform the contract. We expect to continue our use of teaming relationships following the separation and may, on certain contracts, engage in teaming relationships with Leidos.

Our future revenues and growth prospects could be adversely affected if other contractors eliminate or reduce their contract relationships with us, or if the U.S. Government terminates or reduces these other contractors’ programs, does not award them new contracts or refuses to pay under a contract. Companies that do not have access to U.S. Government contracts may perform services as our subcontractor and that exposure could enhance such companies’ prospect of securing a future position as a prime U.S. Government contractor which could increase competition for future contracts and impair our ability to perform on contracts.

We may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract, our hiring of a subcontractor’s personnel or the subcontractor’s failure to comply with applicable law. Current uncertain economic conditions heighten the risk of financial stress of our subcontractors, which could adversely impact their ability to meet their contractual requirements to us. If any of our subcontractors fail to timely meet their contractual obligations or have regulatory compliance or other problems, our ability to fulfill our obligations as a prime contractor or higher tier subcontractor may be jeopardized. Significant losses could arise in future periods and subcontractor performance deficiencies could result in our termination for default. A termination for default could eliminate a revenue source, expose us to liability and have an adverse effect on our ability to compete for future contracts and task orders, especially if the customer is an agency of the U.S. Government.

Our insurance may be insufficient to protect us from claims or losses.

We maintain insurance coverage with third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. However, not every risk or liability is or can be protected by insurance, and, for those risks we insure, the limits of coverage we purchase or that are reasonably obtainable in the market may not be sufficient to cover all actual losses or liabilities incurred. If any of our third-party insurers fail, cancel our coverage or otherwise are unable to provide us with adequate insurance coverage, then our overall risk exposure and our operational expenses would increase and the management of our business operations would be disrupted. Our insurance may be insufficient to protect us from significant warranty and other liability claims or losses. Moreover, there is a risk that commercially available liability insurance will not continue to be available to us at a reasonable cost, if at all. If liability claims or losses exceed our current or available insurance coverage, our business and prospects may be harmed. Regardless of the adequacy of our liability insurance coverages, any significant claim may have an adverse effect on our industry and market reputation, leading to a substantial decrease in demand for our products and services and reduced revenues.

We face risks associated with our international business.

Our international business operations may be subject to additional and different risks than our U.S. business. Failure to comply with U.S. Government laws and regulations applicable to international business such as the Foreign Corrupt Practices Act or U.S. export control regulations could have an adverse impact on our business with the U.S. Government and could expose us to administrative, civil or criminal penalties. Additionally, these risks relating to international operations may expose us to potentially significant contract losses.

In some countries, there is increased chance for economic, legal or political changes that may adversely affect the performance of our services, sale of our products or repatriation of our profits. International transactions can also involve increased financial and legal risks arising from foreign exchange rate variability, imposition of tariffs or additional taxes, restrictive trade policies and differing legal systems. We provide services and products in support of U.S. Government customers in countries with governments that may be or may become unstable, which increases the risk of an incident resulting in injury or loss of life, or damage or destruction of property, or inability to meet our contractual obligations. Although our international operations have historically generated a small proportion of our revenues, we do not know the impact that these regulatory, geopolitical and other factors may have on our business in the future and any of these factors could adversely affect our business.

We have only a limited ability to protect our intellectual property rights, which are important to our success. Our failure to adequately protect our proprietary information and intellectual property rights could adversely affect our competitive position.

We rely principally on trade secrets to protect much of our intellectual property in cases where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although our employees are subject to confidentiality obligations, this protection may be inadequate to deter or prevent misappropriation of our confidential information. We may be unable to detect unauthorized use of our intellectual property or otherwise take appropriate steps to enforce our rights. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position. If we are unable to prevent third parties from infringing or misappropriating our copyrights, trademarks or other proprietary information, our competitive position could be adversely affected. In addition, in connection with the performance of services, the U.S. Government has certain rights to inventions, data, software codes and related material that we develop under government-funded contracts and subcontracts, which means that U.S. Government may disclose or license our information to third parties, including, in some instances, our competitors.

In the course of conducting our business, we may inadvertently infringe the intellectual property rights of others, resulting in claims against us or our customers. Our contracts generally indemnify our customers for third-party claims for intellectual property infringement by the services and products we provide. The expense of defending these claims may adversely affect our financial results.

Business disruptions caused by natural disasters and other crises could adversely affect our profitability and our overall financial position.

We have significant operations located in regions of the United States that may be exposed to damaging storms and other natural disasters, such as hurricanes, tornadoes, blizzards, flooding, wildfires or earthquakes. Our business could also be disrupted by pandemics and other national or international crises. Although preventative measures may help mitigate the damage from such occurrences, the damage and disruption to our business resulting from any of these events may be significant. If our insurance and other risk mitigation mechanisms are not sufficient to recover all costs, including loss of revenues from sales to customers, we could experience a material adverse effect on our financial position and results of operations. Performance failures and disruptions by our subcontractors due to these types of events may also adversely affect our ability to perform our obligations on a prime contract, which could reduce our profitability due to damages or other costs that may not be fully recoverable from the subcontractor or the customer and could result in a termination of the prime contract and have an adverse effect on our ability to compete for future contracts.

Risks Relating to the Spin-Off

We face the following risks in connection with the spin-off:

We may be responsible for U.S. federal income tax liabilities that relate to the distribution.

The spin-off is conditioned on the receipt by Parent of an IRS Ruling stating that Parent and its stockholders will not recognize any taxable income, gain or loss for U.S. federal income tax purposes as a result of the spin-off (except to the extent of cash received by stockholders in lieu of fractional shares) as well as an opinion of tax counsel as to the satisfaction of certain requirements necessary for the spin-off to receive tax-free treatment upon which the IRS will not rule. Receipt of the IRS Ruling and opinion of tax counsel will satisfy a condition to completion of the spin-off. The IRS Ruling, while generally binding upon the IRS, is based on certain factual statements and representations. If any such factual statements or representations are incomplete or untrue in any material respect, or if the facts on which the IRS Ruling is based are materially different from the facts at the time of the spin-off, the IRS could modify or revoke the IRS Ruling retroactively.

As discussed above, certain requirements for tax-free treatment that are not covered in the IRS Ruling will be addressed in the opinion of tax counsel. An opinion of tax counsel is not binding on the IRS. Accordingly, the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. Like the IRS Ruling, the opinion will be based on certain factual statements and representations, which, if incomplete or untrue in any material respect, could alter tax counsel’s conclusions.

Parent is not aware of any facts or circumstances that would cause any such factual statements or representations in the IRS Ruling or the opinion of tax counsel to be incomplete or untrue or cause the facts on which the IRS Ruling is based, or the opinion will be based, to be materially different from the facts at the time of the spin-off. If, notwithstanding the receipt of the IRS ruling and the opinion of tax counsel, the IRS were to determine the spin-off to be taxable, Parent and/or its stockholders could recognize a substantial tax liability.

Even if the spin-off otherwise qualifies as a tax-free transaction for U.S. federal income tax purposes, the distribution will be taxable to Parent (but not to Parent stockholders) pursuant to Section 355(e) of the Code if there are one or more acquisitions (including issuances) of the stock of either us or Parent, representing 50% or more, measured by vote or value, of the then-outstanding stock of either us or Parent and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any acquisition of our common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. The resulting tax liability may have a material adverse effect on both our and Parent’s business, financial condition, results of operations or cash flows.

We will agree not to enter into any transaction that could cause any portion of the spin-off to be taxable to Parent, including under Section 355(e). Pursuant to the Tax Matters Agreement, we will also agree to indemnify Parent for any tax liabilities resulting from such transactions, and Parent will agree to indemnify us for any tax liabilities resulting from such transactions entered into by Parent. In addition, under U.S. Treasury regulations, each member of the Parent consolidated group at the time of the spin-off (including us and our subsidiaries) would be jointly and severally liable for the resulting U.S. federal income tax liability if all or a portion of the spin-off does not qualify as a tax-free transaction, and we have agreed to indemnify Parent for a portion of certain tax liabilities incurred in connection with the spin-off under the Tax Matters Agreement in certain circumstances. These obligations may discourage, delay or prevent a change of control of our company. See “The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off.”

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution.

Our financial results previously were included within the consolidated results of Parent, and we believe that our financial reporting and internal controls were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the distribution, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our Annual Report on Form 10-K for the year ending January 31, 2015, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm as to whether we maintained, in all material respects, effective internal control over financial reporting as of the last day of the year. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our financial condition, results of operations or cash flows.

We do not have a recent operating history as an independent company and our historical financial information may not be a reliable indicator of our future results.

The historical financial information we have included in this Information Statement has been derived from Parent’s consolidated financial statements and does not necessarily reflect what our financial position, results of operations and cash flows would have been as a separate, stand-alone entity during the periods presented. Parent did not account for us, and we were not operated, as a single stand-alone entity for the periods presented even if we represented an important business in Parent’s historical consolidated financial statements. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. For example, following the separation, changes will occur in our cost structure, funding and operations, including changes in our tax structure, increased costs associated with reduced economies of scale and increased costs associated with becoming a public, stand-alone company. While we have been profitable as part of Parent, we cannot assure you that as a stand-alone company our profits will continue at a similar level.

We may be unable to achieve some or all of the benefits that we expect to achieve from the separation.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, reduced regulatory constraints in the pursuit of business opportunities, the alignment of our cost structure with our business objectives and improved management incentive tools. However, by separating from Parent, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of Parent. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company, including additional revenues as a result of removing certain organizational conflicts of interest as a result of the separation, in the time we expect, if at all.

Our customers, prospective customers and suppliers may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers and suppliers may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. If our customers, prospective customers or suppliers are not satisfied with our financial stability, it could have a material adverse effect on our ability to bid for and obtain or retain projects, our business, financial condition, results of operations and cash flows.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

The spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that the spin-off left Parent insolvent or with unreasonably small capital or that Parent intended or believed it would incur debts beyond its ability to pay such debts as they mature and that Parent did not receive fair consideration or reasonably equivalent value in the spin-off. If a court were to agree with such a plaintiff, then such court could void the spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to Parent, voiding our liens and claims against Parent, or providing Parent with a claim for money damages against us in an amount equal to the difference between the consideration received by Parent and the fair market value of our company at the time of the spin-off.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if either the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), or it is unlikely to be able to pay its liabilities as they become due. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that Parent was solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

Under the Distribution Agreement, from and after the spin-off, we will be responsible for the debts, liabilities and other obligations related to the business or businesses which we own and operate following the consummation of the spin-off. Although we do not expect to be liable for any of these or other obligations not expressly assumed by us pursuant to the Distribution Agreement, it is possible that we could be required to assume responsibility for certain obligations retained by Parent should Parent fail to pay or perform its retained obligations. See “Certain Relationships and Related Party Transactions—Agreements with Parent Related to the Separation—Distribution Agreement.”

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off.

We expect that the agreements related to the spin-off, including the Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement, Transition Services Agreement and any other agreements, will be negotiated in the context of our spin-off from Parent while we are still part of Parent. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. The terms of the agreements being negotiated in the context of our spin-off are related to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations among Parent and us. We may have received better terms under the agreements related to the spin-off from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions—Agreements with Parent Related to the Separation.”

We may incur greater costs as an independent company than we did when we were part of Parent.

As part of Parent, we could take advantage of Parent’s size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. We also rely on Parent to provide various corporate functions. After the spin-off, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the distribution. We may also incur costs for functions previously performed by Parent that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.

We expect to incur new indebtedness at or prior to consummation of the spin-off, and the degree to which we will be leveraged following completion of the spin-off may have a material adverse effect on our business, financial condition or results of operations.

We have historically relied upon Parent for working capital requirements on a short-term basis and for other financial support functions. After the separation, we will not be able to rely on the earnings, assets or cash flow of Parent, and we will be responsible for servicing our own debt, and obtaining and maintaining sufficient working capital. In connection with the spin-off, we expect to incur borrowings of $             million and distribute $             million of the proceeds of such indebtedness to Parent. We expect to incur higher debt servicing costs on the new indebtedness than we would have incurred otherwise as a subsidiary of Parent and/or not have access to other less expensive sources of capital from short-term debt markets.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred pursuant to the spin-off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (1) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (2) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in our industry could be impaired. The lenders who hold such debt could also accelerate amounts due, which could potentially trigger a default or acceleration of any of our other debt.

In addition, we may increase our debt or raise additional capital following the separation, subject to restrictions in our debt agreements. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of preferred stock, the terms of the debt or preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, your percentage ownership in us would decline. If we are unable to raise additional capital when needed, it could affect our financial health, which could negatively affect your investment in us. Also, regardless of the terms of our debt or equity financing, the amount of our stock that we can issue may be limited because the issuance of our stock may cause the distribution to be a taxable event for Parent under Section 355(e) of the Code, and under the Tax Matters Agreement, we could be required to indemnify Parent for that tax. See “—We may be responsible for U.S. federal income tax liabilities that relate to the distribution.”

Following the separation, we will be dependent on Parent to provide certain services pursuant to the Transition Services Agreement.

Currently, we rely on Parent to provide administrative services such as certain information technology services. We expect to develop the capability to provide all such services internally at New SAIC. However, to the extent that we are unable to develop such capabilities prior to the separation, we will rely on Parent to continue to provide certain services for a period of time pursuant to the Transition Services Agreement. If Parent is unable or unwilling to provide such services pursuant to the Transition Services Agreement, we may be unable to obtain such services from another provider.

Risks Relating to Our Common Stock

You face the following risks in connection with ownership of our common stock:

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the separation, and following the separation, our stock price may fluctuate significantly.

There currently is no public market for our common stock. We intend to list our common stock on the NYSE. See “Trading Market.” It is anticipated that before the distribution date for the spin-off, trading of shares of our common stock will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the separation or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the separation. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	changes in DoD budget levels and procurement priorities;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	wins and losses on contract recompetitions and new business pursuits;

•	success or failure of our business strategy;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the defense industry, including changing priorities or reductions in the U.S. Government defense budget;

•	the availability of government funding and changes in customer requirements for our products and services;

•	natural or environmental disasters that investors believe may affect us;

•	overall market fluctuations;

•	fluctuations in the budget of federal, state and local governmental entities around the world;

•	results from any material litigation or government investigation;

•	changes in laws and regulations affecting our business; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the spin-off, which could cause the price of our common stock to decline.

The shares of our common stock that Parent distributes to its stockholders generally may be sold immediately in the public market. It is possible that some Parent stockholders, which could include some of our larger stockholders, will sell our common stock received in the distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or—in the case of index funds—we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that this will occur may reduce the market price of our common stock.

Anti-takeover provisions in our organizational documents, the Tax Matters Agreement and Delaware law could delay or prevent a change in control.

Prior to completion of the separation, we will adopt the amended and restated certificate of incorporation and the amended and restated bylaws. Certain provisions of the amended and restated certificate of incorporation and the amended and restated bylaws may delay or prevent a merger or acquisition that a stockholder may consider favorable. For example, the amended and restated certificate of incorporation authorizes our Board of Directors to issue one or more series of preferred stock and prevents stockholders from acting by written consent. These provisions may discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. Delaware law also imposes some restrictions on mergers and sales or other dispositions of 10% or more of the assets of the corporation with or to an interested stockholder. See “Description of Capital Stock.”

Under the Tax Matters Agreement, we will agree not to enter into any transaction involving an acquisition (including issuance) of our common stock or any other transaction (or, to the extent we have the right to prohibit it, to permit any such transaction) that could cause the distribution to be taxable to Parent. We will also agree to indemnify Parent for any tax resulting from any such transactions. Generally, Parent will recognize taxable gain on the distribution if there are one or more acquisitions (including issuances) of our capital stock, directly or indirectly, representing 50% or more, measured by vote or value, of our then-outstanding capital stock, and the acquisitions or issuances are deemed to be part of a plan or series of related transactions that include the distribution. Any such shares of our common stock acquired, directly or indirectly, within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) will generally be presumed to be part of such a plan unless that presumption is rebutted. As a result, our obligations may discourage, delay or prevent a change of control of our company.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Information Statement, including in the sections entitled “Summary,” “Risk Factors,” “Questions and Answers About the Spin-Off,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our separation from Parent, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “might,” “should,” “could” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements in this Information Statement. We do not have any intention or obligation to update forward-looking statements after we distribute this Information Statement.

The risk factors discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

THE SPIN-OFF

Background

On August 30, 2012, the Board of Directors of Parent approved a plan to spin-off New SAIC from Parent, following which New SAIC will be an independent, publicly traded company. As part of the spin-off, Parent will effect an internal reorganization in order to properly align the appropriate businesses within Parent, which we refer to as the “internal reorganization.”

To complete the spin-off, Parent will, following the internal reorganization, distribute to its stockholders all of the outstanding shares of our common stock. The distribution will occur on the distribution date, which is expected to be                 , 2013. Each holder of Parent common stock will receive                     shares of our common stock for every                     shares of Parent common stock held on                 , 2013, the record date. After completion of the spin-off:

•	we will be an independent, publicly traded company (NYSE: SAIC) comprised of Parent’s technical, engineering and enterprise information technology services business; and

•	Parent will be renamed Leidos Holdings, Inc. and will continue to be an independent, publicly traded company (NYSE: LDOS ) operating Parent’s remaining business.

Each holder of Parent common stock will continue to hold his, her or its shares in Parent, which will be renamed Leidos Holdings, Inc. at the time of the spin-off. No vote of Parent’s stockholders is required or is being sought in connection with the spin-off other than the vote to change the name of Parent to Leidos Holdings, Inc., which is not a condition of the separation. Parent’s stockholders will not have any appraisal rights in connection with the spin-off, including the internal reorganization.

The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, Parent has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Parent determines, in its sole discretion, that the spin-off is not then in the best interests of Parent or its stockholders, that a sale or other alternative is in the best interests of Parent or its stockholders or that it is not advisable for us to separate from Parent at that time. See “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

Parent’s Board of Directors has determined that the spin-off is in the best interests of Parent and its stockholders because the spin-off will provide the following key benefits:

•

Reduce Regulatory Constraints in the Pursuit of Business Opportunities. Under the Federal Acquisition Regulations (FAR), when a company has provided SETA services for a particular U.S. Government program, it may be prohibited from selling products to the U.S. Government under the same program due to an organizational conflict of interest. The spin-off will allow us to expand the addressable market for our offerings that were previously constrained by OCI regulations. For example, a contractor that performs on a contract with a U.S. Government customer to provide system requirements for a military weapons system cannot also compete on a contract with the government customer to deliver the weapons system to meet those requirements. Similarly, the contractor that performs on a contract with a U.S. Government customer to deliver a weapons system may not also perform on a contract with the U.S. Government customer to conduct the test and evaluation on the weapons system to verify its performance and satisfaction of the system requirements. Both of these examples pose an actual or potential OCI not allowable under the FAR.

•

Strategic Focus of Management’s Efforts. Our business represents a discrete portion of Parent’s overall business. It has historically had different financial and operational requirements than Parent’s other businesses. The separation will allow us to better focus management’s attention on New SAIC’s business.

•

Investment Focus. While operating as a part of Parent, the internal investments of the company were directed according to Parent’s strategic interests as a whole. The separation allows us to focus our investments on projects that generate returns for our business.

•

Improved Management Incentive Tools. As an independent company, we will be able to better structure and incentivize our current and future employees through direct participation in the performance of the company through new equity compensation plans.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a Distribution Agreement between us and Parent.

Distribution of Shares of Our Common Stock

Under the Distribution Agreement, the distribution will be effective as of                     , New York time, on                 , 2013, the distribution date. As a result of the spin-off, on the distribution date, each holder of Parent common stock will receive                     shares of our common stock for every                 shares of Parent common stock that he, she or it owns. In order to receive shares of our common stock in the spin-off, a Parent stockholder must be a stockholder as of                      , 2013, the record date.

On the distribution date, Parent will release all the shares of our common stock to our distribution agent to distribute to Parent stockholders. For most of these Parent stockholders, our distribution agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Our distribution agent will send these stockholders, including any Parent stockholder that holds physical share certificates of Parent common stock and is the registered holder of such shares of Parent common stock represented by those certificates on the record date, a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own Parent common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. It may take the distribution agent up to two weeks to issue shares of our common stock to Parent stockholders or their bank or brokerage firm electronically by way of direct registration in book-entry form. Trading of our stock will not be affected by this delay in issuance by the distribution agent. Following the spin-off, stockholders whose shares are held in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time.

Parent stockholders will not be required to make any payment or surrender or exchange their shares of Parent common stock or take any other action to receive their shares of our common stock. No vote of Parent stockholders is required or sought in connection with the spin-off, including the internal reorganization, and Parent stockholders have no appraisal rights in connection with the spin-off.

At the time of the spin-off, New SAIC will be renamed Science Applications International Corporation and Parent will be renamed Leidos Holdings, Inc.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to Parent stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock to which Parent stockholders of record would otherwise be entitled into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to Parent stockholders who would otherwise have been entitled to receive fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date. We will be responsible for any payment of brokerage fees. The amount of these brokerage fees is not expected to be material to us. The receipt of cash in lieu of fractional shares of our common stock will generally result in a taxable gain or loss to the recipient stockholder. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to the stockholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “—U.S. Federal Income Tax Consequences of the Spin-Off.”

U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of certain U.S. federal income tax consequences of the spin-off. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS, in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Parent common stock that are U.S. Holders, as defined immediately below. A “U.S. Holder” is a beneficial owner of Parent common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable U.S. Treasury regulations.

This summary does not address the consequences to Parent stockholders subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, dealers or traders in securities or currencies, pass-through entities and investors in such entities, holders who have a functional currency other than the U.S. dollar, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation).

This summary only addresses the U.S. federal income tax consequences to U.S. Holders who hold Parent common stock as a capital asset (generally, property held for investment). Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Parent common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

PARENT STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE SPIN-OFF TO THEM, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX LAWS OR U.S. TAX LAWS OTHER THAN THOSE RELATING TO INCOME TAXES AND OF CHANGES IN APPLICABLE TAX LAWS.

As a condition to the spin-off, Parent expects to receive the IRS Ruling substantially to the effect that, among other things, the spin-off will qualify as a tax-free distribution to Parent and Parent’s stockholders under Section 355 of the Code (except for cash payments made to stockholders in lieu of fractional shares such stockholders would otherwise receive in the spin-off), that certain related transactions will qualify as a tax-free reorganization under Sections 355 and 368(a)(1)(D) of the Code, and that the IRS Ruling shall remain in effect as of the distribution date. In addition, the spin-off is conditioned on the receipt of an opinion of tax counsel as to the satisfaction of certain requirements, upon which the IRS will not rule, necessary for the spin-off, and certain related transactions to qualify as tax-free distributions under Section 355 of the Code. Assuming the spin-off qualifies under Section 355 of the Code as tax-free:

•	no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders upon their receipt of shares of our common stock in the spin-off;

•

the basis of Parent common stock immediately before the spin-off will be allocated between the Parent common stock and our common stock received in the spin-off (including any fractional share interest deemed received), in proportion with relative fair market values at the time of the spin-off;

•

the holding period of our common stock received (including any fractional share interest deemed received) by each U.S. Holder will include the period during which the stockholder held the Parent common stock on which the distribution is made, provided that the Parent common stock is held as a capital asset on the spin-off date;

•

any cash received in lieu of fractional share interests in our common stock will give rise to taxable gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional share interests, determined as described above, and such gain will be capital gain or loss (the deductibility of which is subject to limitation) if the Parent common stock on which the distribution is made is held as a capital asset on the distribution date and will be long-term capital gain or loss if the U.S. Holder’s holding period for such fractional share interest, determined as described above, is greater than one year; and

•	no gain or loss will be recognized by Parent upon the distribution of our common stock

U.S. Holders that have acquired different blocks of Parent common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, the New SAIC common stock distributed with respect to such blocks of Parent common stock.

U.S. Treasury regulations require certain stockholders that receive stock in a spin-off to attach to their respective U.S. federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Parent will provide stockholders who receive our common stock in the spin-off with the information necessary to comply with that requirement, as well as information to help stockholders allocate their stock basis between their Parent common stock and the New SAIC common stock.

The IRS Ruling is, and the opinion of tax counsel will be, conditioned on the truthfulness and completeness of certain factual statements and representations provided by Parent and us. If those factual statements and representations are incomplete or untrue in any material respect, the IRS Ruling could become inoperative and tax counsel’s conclusions may be altered. Parent and we have reviewed the statements of fact and representations on which the IRS Ruling is, and the opinion of tax counsel will be, based, and neither Parent nor we are aware of any facts or circumstances that would cause any of the statements of fact or representations to be incomplete or untrue. Each of Parent and us have agreed to some restrictions on our future actions to provide further assurance that the spin-off will qualify as a tax-free distribution under Section 355 of the Code.

As discussed above, certain requirements for tax-free treatment that are not covered in the IRS Ruling will be addressed in the opinion of tax counsel. An opinion of tax counsel is not binding on the IRS. Accordingly, on audit the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion.

If the spin-off does not qualify under Section 355 of the Code, each U.S. Holder of Parent common stock receiving our common stock in the spin-off would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received, which would result in:

•	a taxable dividend to the extent of the stockholder’s pro rata share of Parent’s current and accumulated earnings and profits;

•	a reduction in the stockholder’s basis in Parent common stock to the extent the amount received exceeds such stockholder’s share of earnings and profits;

•

taxable gain from the exchange of Parent common stock to the extent the amount received exceeds both the stockholder’s share of earnings and profits and the stockholder’s basis in Parent common stock; and

•	basis in our stock equal to its fair market value on the date of the spin-off.

Under certain circumstances Parent would recognize taxable gain on the spin-off. These circumstances would include the following:

•	the spin-off does not qualify as tax-free under Section 355 of the Code; and

•

there are one or more acquisitions (including issuances) of either our stock or the stock of Parent, representing 50% or more, measured by vote or value, of the then-outstanding stock of that corporation, and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the spin-off. Any such acquisition of our stock or the stock of Parent within two years before or after the spin-off (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted.

The amount of such gain would result in a significant federal income tax liability to Parent.

We will agree to indemnify Parent for a portion of any tax liabilities of Parent resulting from the spin-off under certain circumstances and any tax liability of Parent resulting from the spin-off to the extent our actions caused such tax liability. Our obligation to indemnify Parent may discourage, delay or prevent a change of control of our company. In addition, under U.S. Treasury regulations, each member of the Parent consolidated tax return group at the time of the spin-off (including us and our subsidiaries) would be jointly and severally liable to the IRS for such tax liability. The resulting tax liability may have a material adverse effect on both our and Parent’s business, financial condition, results of operations or cash flows.

The preceding summary of certain anticipated U.S. federal income tax consequences of the spin-off is for general informational purposes only. Parent stockholders should consult their own tax advisors as to the specific tax consequences of the spin-off to them, including the application and effect of U.S. federal, state, local or non-U.S. tax laws and of changes in applicable tax laws.

Results of the Spin-Off

After the spin-off, we will be an independent, publicly traded company. Immediately following the spin-off, we expect to have approximately                 holders of shares of our common stock and approximately                 shares of our common stock outstanding, based on the number of stockholders and outstanding shares of Parent common stock on                     , 2013. These figures assume no exercise of outstanding options and exclude shares of Parent common stock held directly or indirectly by Parent, if any. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Parent options between the date the Parent Board of Directors declares the dividend for the distribution and the record date for the distribution.

For information regarding options to purchase shares of our common stock that will be outstanding after the distribution, see “Capitalization,” “Certain Relationships and Related Party Transactions—Agreements with Parent Related to the Separation—Employee Matters Agreement” and “Management.”

Before the spin-off, we will enter into several agreements with Parent to effect the spin-off and provide a framework for our relationship with Parent after the spin-off. These agreements will govern the relationship between us and Parent after completion of the spin-off and provide for the allocation between us and Parent of Parent’s assets, liabilities, rights and obligations. See “Certain Relationships and Related Party Transactions—Agreements with Parent Related to the Separation.”

Trading Prior to the Distribution Date

It is anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to Parent stockholders on the distribution date. Any Parent stockholder who owns shares of Parent common stock at the close of business on the record date will be entitled to shares of our common stock distributed in the spin-off. Parent stockholders may trade this entitlement to shares of our common stock, without the shares of Parent common stock they own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and “regular-way” trading will begin. See “Trading Market.”

Following the distribution date, we expect shares of our common stock to be listed on the NYSE under the ticker symbol “SAIC.” We will announce the when-issued ticker symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Parent common stock: a “regular-way” market and an “ex-distribution” market. Shares of Parent common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if shares of Parent common stock are sold in the regular-way market up to and including the distribution date, the selling stockholder’s right to receive shares of our common stock in the distribution will be sold as well. However, if Parent stockholders own shares of Parent common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, the selling stockholders will still receive the shares of our common stock that they would otherwise receive pursuant to the distribution. See “Trading Market.”

Incurrence of Debt

It is anticipated that, prior to the completion of the spin-off, we will raise indebtedness in an amount estimated at $            , of which approximately $             is expected to be distributed to Parent. The amount of pre-spin debt to be incurred by us will be based on our judgment in consultation with Parent as to the proper capital structure and leverage for us as a stand-alone entity. See “Description of Material Indebtedness.”

Conditions to the Spin-Off

We expect that the spin-off will be effective as of                 , New York time, on                 , 2013, the distribution date, provided that the following conditions shall have been satisfied or waived by Parent:

•

our Registration Statement on Form 10, of which this Information Statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this Information Statement shall have been mailed to the Parent stockholders;

•	our common stock shall have been approved for listing on the NYSE, subject to official notice of distribution;

•

Parent shall have obtained the IRS Ruling, in form and substance satisfactory to Parent, to the effect that the spin-off will qualify as a tax-free distribution to Parent and Parent’s stockholders under Section 355 of the Code (except for cash payments made to stockholders in lieu of fractional shares such stockholders would otherwise receive in the spin-off) and that certain related transactions will qualify as a tax-free reorganization under Sections 355 and 368(a)(1)(D) of the Code, and such IRS Ruling shall remain in effect as of the distribution date;

•

Parent shall have obtained an opinion from its tax counsel, in form and substance satisfactory to Parent, as to the satisfaction of certain requirements, upon which the IRS will not rule, necessary for the spin-off, and certain related transactions to qualify as tax-free distributions under Section 355 of the Code;

•

Prior to the distribution date, Parent’s Board of Directors shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to Parent, with respect to our capital adequacy and solvency;

•	all material regulatory approvals and other consents necessary to consummate the distribution shall have been received;

•

no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be pending, threatened, issued or in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution;

•

no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of Parent, would result in the distribution having a material adverse effect on Parent or its stockholders;

•	the financing transactions described in this Information Statement as having occurred prior to the distribution shall have been consummated at or prior to the time of the distribution;

•	the internal reorganization shall have been completed, except for such steps as Parent in its sole discretion shall have determined may be completed after the distribution date;

•

Parent shall have taken all necessary action, in the judgment of the Board of Directors of Parent, to cause our Board of Directors to consist of the individuals identified in this Information Statement as our directors;

•

all necessary actions shall have been taken to adopt the form of amended and restated certificate of incorporation and amended and restated bylaws we file with the SEC as exhibits to the Registration Statement on Form 10, of which this Information Statement forms a part;

•	the Board of Directors of Parent shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion; and

•

each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement and the other ancillary agreements shall have been executed by each party.

The fulfillment of the foregoing conditions will not create any obligation on Parent’s part to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, the receipt of a private letter ruling from the Internal Revenue Service, approval for listing on the NYSE and the declaration of effectiveness of the Registration Statement on Form 10 by the SEC, in connection with the distribution. Parent has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of Parent determines, in its sole discretion, that the spin-off is not then in the best interests of Parent or its stockholders or other constituents, that a sale or other alternative is in the best interests of Parent or its stockholders or other constituents or that it is not advisable for us to separate from Parent at that time.

Reason for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to Parent’s stockholders that are entitled to receive shares of our common stock in the spin-off. This Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Parent nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

TRADING MARKET

Market for Our Common Stock

There has been no public market for our common stock. An active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis at least two trading days prior to the record date and continue through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of Parent common stock at the close of business on the record date, you will be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of Parent common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and “regular-way” trading will begin. Following the separation, we will be renamed Science Applications International Corporation and Parent will be renamed Leidos Holdings, Inc. We intend to list our common stock on the NYSE under the ticker symbol “SAIC” and, following the separation, Parent intends to change its ticker symbol on the NYSE from “SAI” to “LDOS.” We will announce our when-issued trading symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Parent common stock: a “regular-way” market and an “ex-distribution” market. Shares of Parent common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Parent common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of Parent common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise receive pursuant to the distribution.

We cannot predict the prices at which our common stock may trade before the separation on a “when-issued” basis or after the separation. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the defense industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors—Risks Relating to Our Common Stock.”

Transferability of Shares of Our Common Stock

On                     , 2013, Parent had                     shares of its common stock issued and outstanding. Based on this number, we expect that upon completion of the separation, we will have                     shares of common stock issued and outstanding. The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Persons who can be considered our affiliates after the separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. As of the distribution date, we estimate that our directors and officers will beneficially own                     shares of our common stock. In addition, individuals who are affiliates of Parent on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date that the registration statement of which this Information Statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

In the future, we may adopt new stock option and other equity-based compensation plans and issue options to purchase shares of our common stock and other stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these stock plans. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Except for our common stock distributed in the distribution and employee-based equity awards, none of our equity securities will be outstanding immediately after the separation and there are no registration rights agreements existing with respect to our common stock.

DIVIDEND POLICY

We will complete the appropriate analysis and state our dividend policy prior to the separation. The timing, declaration, amount and payment of future dividends to our stockholders will fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, industry practice and other business considerations that our Board of Directors considers relevant from time to time. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may restrict the payments of dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

CAPITALIZATION

The following table presents our historical cash and capitalization at October 31, 2012 and our pro forma cash and capitalization at that date reflecting the separation described in the notes to our unaudited pro forma combined balance sheet as if the separation, including our financing transaction, had occurred on October 31, 2012. The capitalization table below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical combined financial statements, our unaudited pro forma combined financial statements and the notes to those financial statements included elsewhere in this Information Statement.

We are providing the capitalization table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the separation been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operated as a stand-alone public company at that date and is not necessarily indicative of our future capitalization or financial condition.

	As of October 31, 2012
	Historical	Pro Forma
	(in millions)
Cash	$-
Capitalization:

Liabilities
Term loan facility	-
Revolving line of credit	-
Capital lease obligations and notes payable	4
Total debt	$4

Equity
Common stock (par value $0.0001)	$-
Additional paid in capital	-
Parent company investment	580
Total equity	$580
Total capitalization	$584

SELECTED HISTORICAL CONDENSED COMBINED FINANCIAL DATA

The following table presents the selected historical condensed combined financial data for New SAIC. The combined statement of income data for each of the fiscal years ended January 31, 2012 and 2011, and the combined balance sheet data as of January 31, 2012 and 2011 set forth below are derived from our audited combined financial statements included in this Information Statement. The combined statement of income data for the nine months ended October 31, 2012 and the combined balance sheet data as of October 31, 2012 are derived from our unaudited combined financial statements included in this Information Statement. The combined statement of income data for the fiscal years ended January 31, 2010 and 2009 and the combined balance sheet data as of January 31, 2010 and 2009 are derived from our unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein.

The selected historical condensed combined financial data presented below should be read in conjunction with our combined financial statements and accompanying notes, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement. Our condensed combined financial data may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we been operating as a stand-alone public company during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation. See “Unaudited Pro Forma Combined Financial Statements” for a further description of the anticipated changes.

	Nine Months Ended October 31,	Year Ended January 31,
	2012	2012	2011	2010	2009
	(in millions)
Combined Statement of Income Data:
Revenues	$3,626	$4,733	$4,863	$4,893	$4,340
Operating Income	220	299	329	323	283
Net Income	139	182	208	194	176

	October 31,	January 31,
	2012	2012	2011	2010	2009
	(in millions)
Combined Balance Sheet Data:
Total assets	$1,312	$1,371	$1,435	$1,432	$1,401
Capital lease obligations and notes payable, including current portion	4	7	8	10	6
Other long-term liabilities	11	9	14	20	22

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements consist of the unaudited pro forma combined statement of income for the nine months ended October 31, 2012 and the fiscal year ended January 31, 2012, and an unaudited pro forma combined balance sheet as of October 31, 2012, which have been derived from our historical combined financial statements which are included in this Information Statement.

The following unaudited pro forma combined financial statements give effect to the separation, including: (1) the distribution of approximately              million shares of New SAIC’s common stock by Parent to its stockholders, (2) the incurrence of indebtedness of $             million, (3) a $             million distribution to Parent, (4) the transactions contemplated by the Distribution Agreement and related separation agreements and (5) an estimated tax rate of         % based on the blended federal and state statutory income tax rates. The unaudited pro forma combined statement of income presented for the nine months ended October 31, 2012 and fiscal year ended January 31, 2012 assume the separation occurred on February 1, 2011. The unaudited pro forma combined balance sheet assumes the separation occurred on October 31, 2012. The pro forma adjustments are based on currently available information and assumptions we believe are reasonable, factually supportable, directly attributable to our separation from Parent, and for purposes of the statements of income and comprehensive income, are expected to have a continuing impact on us.

Our historical combined statements of income and comprehensive income include allocations of general corporate expenses from Parent including, but not limited to, finance, legal, information technology, human resources, employee benefits, administration, treasury, risk management, procurement and other shared services. We may incur certain incremental costs as a stand-alone public company as compared to the costs historically allocated to us by Parent. In addition, We have incurred approximately $15 million of non-recurring separation transaction expenses for the nine months ended October 31, 2012, primarily for strategic advisory, investment banking, audit, accounting, tax and legal services. We have adjusted the accompanying unaudited pro forma combined statement of income for the nine months ended October 31, 2012 to remove these separation transaction expenses because they are not expected to have a continuing impact on our operating results. We expect to incur approximately $             million of additional non-recurring separation transaction expenses through the date of separation.

The unaudited pro forma combined financial statements should be read in conjunction with our audited and unaudited combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement. The unaudited pro forma combined financial statements are provided for illustrative and informational purposes only and are not intended to represent what our results of operations or financial position would have been had the separation been completed on the dates assumed. The unaudited pro forma combined financial statements also may not be indicative of our future results of operations or financial position as a stand-alone public company.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

UNAUDITED PRO FORMA

COMBINED STATEMENT OF INCOME

	Nine Months Ended October 31, 2012
	(in millions, except per share amounts)
	Historical	Financing Adjustments	Note	Other Pro Forma Adjustments	Note	Pro Forma

Revenues	$3,560
Revenues performed by Parent	66
Total revenues	3,626
Costs and expenses:
Cost of revenues	3,241
Cost of revenues performed by Parent	66
Total costs of revenues	3,307
Selling, general and administrative expenses	84
Separation transaction expenses	15				(2)
Operating income	220			-
Interest expense	-		(1)
Other non-operating expense, net	-
Income before income taxes	220			-
Provision for income taxes	(81)		(1)		(2)
Net income	$139			-

Basic earnings per share:
Diluted earnngs per share:

Weighted average number of shares outstanding:	Note:
Basic	(3)
Diluted	(3)

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

UNAUDITED PRO FORMA

COMBINED STATEMENT OF INCOME

	Year Ended January 31, 2012
	(in millions, except per share amounts)
	Historical	Financing Adjustments	Note	Other Pro Forma Adjustments	Note	Pro Forma

Revenues	$4,637
Revenues performed by Parent	96
Total revenues	4,733
Costs and expenses:
Cost of revenues	4,211
Cost of revenues performed by Parent	96
Total costs of revenues	4,307
Selling, general and administrative expenses	127
Separation transaction expenses	-
Operating income	299			-
Interest expense	-		(1)
Other non-operating expense, net	(1)
Income before income taxes	298			-
Provision for income taxes	(116)		(1)
Net income	$182			-

Basic earnings per share:
Diluted earnngs per share:

Weighted average number of shares outstanding:	Note:
Basic	(3)
Diluted	(3)

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

UNAUDITED PRO FORMA

COMBINED BALANCE SHEET

	October 31, 2012
	(in millions)
	Historical	Financing Adjustments	Note	Other Pro Forma Adjustments	Note		Pro Forma
ASSETS
Current assets:
Cash	$-		(4)		(5)
Receivables, net	750
Inventory, prepaid expenses and other current assets	115
Total current assets	865			-
Property, plant and equipment, net	31
Intangible assets, net	7
Goodwill	379
Deferred income taxes	26
Other assets	4		(4)
	$1,312
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$498
Accrued payroll and employee benefits	219
Capital lease obligations and notes payable, current portion	2
Term loan facility	-		(4)
Total current liabilities	719			-
Capital lease obligations and notes payable, net of current portion	2
Term loan facility	-		(4)
Other long-term liabilities	11
Commitments and contingencies
Equity:
Common stock (par value $0.0001)	-				(6)
Additional paid in capital	-				(5	),(6)
Parent company investment	580				(6)
	$1,312

THE TECHNICAL, ENGINEERING AND ENTERPRISE

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(1)	The adjustment to our historical interest expense for the nine months ended October 31, 2012 and the year ended January 31, 2012 to give effect to $ million of borrowings under the term loan facility in connection with the separation is presented below.

	Nine Months Ended October 31, 2012	Year Ended January 31, 2012
(in millions)
Interest on $ of borrowings
Amortization of deferred issue costs
Total pro forma adjustments to interest expense

The adjustments for borrowings are based on an interest rate of %, which reflects the initial variable interest rate on the term loan facility which was tax effected using an estimated tax rate of % based on the blended federal and state statutory income tax rates. For each % change in the applicable interest rate in excess of the LIBOR floor (which is approximately basis points higher than current LIBOR), pro forma interest expense would change by approximately $ million on an annual basis.

(2)	The adjustment to separation transaction expenses removes separation transaction expenses incurred during the nine months ended October 31, 2012 that are directly related to the separation. These expenses are included in our historical results of operations. The pro forma adjustment related to the separation transaction expenses was tax effected using an estimated tax rate of %, based on the blended federal and state statutory income tax rates.

The summary of separation transaction expenses is presented in the table below.

Nine Months Ended October 31, 2012
(in millions)
Strategic advisory services	$11
Investment banking services	3
Legal and accounting services	1
Separation transaction expenses	$15

(3)	The pro forma basic and diluted weighted average shares outstanding were based on the weighted average number of Parent common shares outstanding for the nine months ended October 31, 2012 and the year ended January 31, 2012, respectively, adjusted for an assumed distribution ratio of one share of New SAIC’s common stock for every Parent common shares. Pro forma weighted average diluted shares outstanding reflect potential common shares from Parent’s equity plans, which our employees participate in, based on the assumed one-to- distribution ratio. While the actual impact on a go-forward basis will depend on various factors, including employees who may change employment between us and Parent, we believe the estimate provides a reasonable approximation of the future dilutive impact of New SAIC’s equity plans.

(4)	The adjustment to cash reflects borrowings of $ million under the term loan facility, net of debt issuance costs of $ million. The debt issuance costs are capitalized as other assets and are amortized over years, the term of the term loan facility.

THE TECHNICAL, ENGINEERING AND ENTERPRISE

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The target outstanding balance of borrowings at the time of the separation will be determined by senior management based on a review of a number of factors including credit ratings consideration, forecasted liquidity and capital requirements, expected operating results, and general economic conditions. Cash on hand following the separation is expected to be used for general corporate purposes.

(5)	The adjustment to cash reflects the distribution to Parent of $ million based upon the anticipated post-separation capital structure.

(6)	The adjustment to common stock, additional-paid-in capital and parent company investment represents: (a) the elimination of $580 million of parent company investment, (b) the $ million distribution to Parent and (c) the establishment of our capital structure. For purposes of these unaudited pro forma combined financial statements, we used approximately million shares of New SAIC common stock at a par value of $0.0001 per share determined using the one-to- distribution ratio to Parent’s 342 million common shares outstanding at October 31, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations and quantitative and qualitative disclosures about market risk should be read in conjunction with our audited and unaudited historical combined financial statements and the notes thereto included in this Information Statement. The financial information discussed below and included elsewhere in this Information Statement may not necessarily reflect what our financial condition, results of operations or cash flow would have been had we been a stand-alone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.

The following discussion contains forward-looking statements, including statements regarding our intent, belief, or current expectations with respect to, among other things, trends affecting our financial condition or results of operations, backlog, our industry, government budgets and spending and the impact of competition. Such statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Information Statement, particularly in “Risk Factors” and “Special Note About Forward-Looking Statements.” Due to such uncertainties and risks, you are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future results or developments.

We use the terms “New SAIC,” “we,” “us” and “our” to refer to both (1) SAIC Gemini, Inc. and its consolidated subsidiaries and (2) the technical, engineering and enterprise information technology services business of Parent, which will be contributed to SAIC Gemini, Inc. References in the Information Statement to “Parent” refer to SAIC, Inc., collectively with its consolidated subsidiaries. Unless otherwise noted, references to years are for fiscal years ended January 31. For example, we refer to the fiscal year ended January 31, 2012 as “fiscal 2012.”

Separation from Parent

The Board of Directors of SAIC, Inc. has authorized management to pursue a plan to separate New SAIC into an independent publicly traded company. The proposed separation is intended to take the form of a tax-free spin-off to Parent’s stockholders of 100% of the shares of a newly formed company focused on providing technical, engineering, enterprise information technology (IT) services to the U.S. Government. Prior to the separation, these businesses are comprised of a majority of Parent’s Defense Solutions Group and the enterprise IT portions of its Health, Energy, and Civil Solutions Group.

The separation is conditioned on, among other things, final approval of the transaction by Parent’s Board of Directors and the receipt of both a ruling from the Internal Revenue Service that the separation, as disclosed, will not result in the recognition, for U.S. federal income tax purposes, of income, gain or loss to Parent or its stockholders (except to the extent of cash received by stockholders in lieu of fractional shares) and an opinion of tax counsel as to the satisfaction of certain requirements for such tax-free treatment.

The combined financial statements presented herein, and discussed below, are derived from the accounting records of Parent as if we operated on a stand-alone basis. The combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and reflect the financial position, results of operations and cash flows of New SAIC.

The combined statements of income and comprehensive income reflect allocations of general corporate expenses from Parent including, but not limited to, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement, and other shared services. The allocations were made on a direct usage basis when appropriate, with the remainder allocated on the basis of costs incurred, headcount or other measures. While we believe these allocations have been made on a consistent basis and are reasonable based on the benefit received, such expenses may not be indicative of the actual expenses that would have been incurred had New SAIC been operating as a stand-alone company.

Overview

We are a leading provider of technical, engineering and enterprise information technology services to the U.S. Government. We deliver to the Department of Defense (DoD) and federal civilian agencies systems engineering and integration offerings for large, complex government projects and offer a broad range of services with a targeted emphasis on higher-end, differentiated technology services. In fiscal 2012, we generated revenues of $4.7 billion, substantially all of which was derived from U.S. domestic operations.

Our summary financial results for the nine months ended October 31, 2012 were:

•	Revenues on an annualized (non-GAAP) basis increased 2 percent as compared to full year fiscal 2012.

•

Operating income on an annualized (non-GAAP) basis (6.1 percent as a percentage of annualized (non-GAAP) revenues) decreased 2 percent as compared to full year fiscal 2012 (6.3 percent as a percentage of revenues).

•	Net income on an annualized (non-GAAP) basis increased 2 percent as compared to full year fiscal 2012.

•

Net bookings (as defined in “—Key Performance Measures—Bookings and Backlog”) for the nine months ended October 31, 2012 were approximately $3.1 billion. Total backlog was $8.2 billion at October 31, 2012.

Our summary financial results for fiscal 2012 were:

•	Revenues for fiscal 2012 decreased $130 million, or 3 percent, over the prior year.

•	Operating income decreased $30 million to $299 million (6.3 percent as a percentage of revenues) for fiscal 2012 from $329 million (6.8 percent as a percentage of revenues) for fiscal 2011.

•	Net income for fiscal 2012 decreased $26 million as compared to fiscal 2011 primarily due to decreased operating income and a higher effective income tax rate.

•

Net bookings were approximately $5.1 billion for fiscal 2012, as compared to $7.2 billion in the prior year. Total backlog was $8.7 billion at January 31, 2012, an increase of approximately $363 million from January 31, 2011.

Business Environment and Trends

The U.S. federal government is the largest consumer of information and technology services in the United States, and the DoD is the largest consumer within the U.S. Government. In fiscal 2012, we generated 96% of our total revenues from contracts with the U.S. Government and 74% of our total revenues from contracts with the DoD, including subcontracts where the U.S. Government and the DoD, respectively, is the ultimate purchaser. Our business performance is affected by the overall level of U.S. Government spending, especially defense spending, and the alignment of our offerings and capabilities with the budget priorities of the U.S. Government.

While we believe that national security, including defense, homeland security, and intelligence spending will continue to be a priority, the U.S. Government budget deficit and the national U.S. debt has created pressure to examine and reduce spending across all federal agencies. Baseline spending for the DoD for the next 10 years has been reduced and there may be further reductions. Also, trends in the U.S. Government contracting process, including a shift towards multiple-award contracts (in which certain contractors are preapproved using IDIQ and GSA contract vehicles) and awarding contracts on low price, technically acceptable basis, have increased competition for U.S. government contracts. Furthermore, since 2011 OCI conflicts rules have become more restrictive, which has led to greater fragmentation of the industry.

We expect that a majority of the business that we seek in the foreseeable future will be awarded through a competitive bidding process. The U.S. Government has increasingly relied on contracts that are subject to a competitive bidding process, including IDIQ, GSA Schedule and other multi-award contracts, which has resulted in greater competition and increased pricing pressure. For example, during fiscal 2013, we were not awarded the successor contract to the DISN Global Solutions (DGS) program with DISA. In fiscal 2013, we recognized approximately $425 million in revenue on this program. Revenues from the DGS program are expected to be approximately $40 million over the first half of fiscal 2014 as the activity transitions to the successor contractor.

Despite the budget and competitive pressures impacting the industry, we believe we are well-positioned to expand customer penetration and benefit from opportunities that we have not previously pursued. Our scale, size and prime contractor leadership position help differentiate us from our competitors, especially on large contracts. Our long-term, trusted customer relationships and deep technical expertise provides us with the sophistication to handle mission-critical contracts. Our current competitive cost structure as well as our strategy to further lower our total delivery cost by centralizing strategic sourcing and developing repeatable offerings will allow us to compete effectively on price in the evolving environment. Post-separation, we believe our enhanced ability to expand market share with our existing customers and pursue new growth opportunities, as a result of the removal of many OCI restrictions, will enable us to be more competitive and mitigate the U.S. Government budget pressures.

Segment Reporting

We operate in two segments that provide comprehensive service offerings across our entire customer base. Our technical and engineering offerings include engineering and maintenance of ground and maritime systems, logistics, training and simulation, as well as operation and program support services. Our enterprise IT offerings include end-to-end enterprise information technology services, which span the design, development, integration, deployment, management and operations, sustainment and security of our customers’ entire IT infrastructure. These segments have been aggregated into one reporting segment for financial reporting purposes.

Key Performance Measures

The primary financial performance measures we use to manage our business and monitor results of operations are revenue, operating income and cash flows from operations. We also believe that bookings and backlog are useful measures for management and investors to evaluate our potential future revenues. In addition, we consider measures such as contract types and revenue mix to be useful measures to management and investors evaluating our operating income and margin performance.

Bookings and Backlog. We had net bookings worth an estimated $3.1 billion, $5.1 billion and $7.2 billion during the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011, respectively. Net bookings represent the estimated amount of revenue to be earned in the future from funded and unfunded contract awards that were received during the period, net of any adjustments to previously awarded backlog amounts. We calculate net bookings as the period’s ending backlog plus the period’s revenues less the prior period’s ending backlog.

Backlog represents the estimated amount of future revenues to be recognized under negotiated contracts as work is performed. We segregate our backlog into two categories as follows:

•

Funded Backlog. Funded backlog for contracts with government agencies primarily represents contracts for which funding is appropriated less revenues previously recognized on these contracts, and does not include the unfunded portion of contracts where funding is incrementally appropriated or authorized on a quarterly or annual basis by the U.S. Government and other customers, even though the contract may call for performance over a number of years. Funded backlog for contracts with non-government agencies represents the estimated value on contracts, which may cover multiple future years, under which we are obligated to perform, less revenues previously recognized on these contracts.

•

Negotiated Unfunded Backlog. Negotiated unfunded backlog represents estimated amounts of revenue to be earned in the future from (1) negotiated contracts for which funding has not been appropriated or otherwise authorized and (2) unexercised priced contract options. Negotiated unfunded backlog does not include any estimate of future potential task orders expected to be awarded under IDIQ, GSA Schedule or other master agreement contract vehicles.

The estimated value of our total backlog as of the end of the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011 was as follows:

	October 31,	January 31,
	2012	2012	2011
	(in millions)
Total:
Funded backlog	$2,145	$2,056	$2,144
Negotiated unfunded backlog	6,073	6,655	6,204
Total backlog	$8,218	$8,711	$8,348

Bookings and backlog fluctuate from period to period depending on our contracts awarded and the timing of contract awards, renewals, modifications and cancellations. The timing of contract awards continues to be impacted by ongoing industry-wide delays in procurement decisions, which have resulted in an increase in the value of our submitted proposals awaiting decision. The timing of awards was the primary driver for the decrease in bookings for the nine months ended October 31, 2012 (on an annualized (non-GAAP) basis) as compared to fiscal 2012 (approximately $1 billion decrease) and in fiscal 2012 as compared to fiscal 2011 (approximately $2.1 billion decrease). As examples, there was a large booking in fiscal 2011 of $2.3 billion in connection with the award of a contract to operate and maintain the enterprise network information technology infrastructure for the DoS and a large booking in fiscal 2012 of $1.2 billion in connection with the recompete award of a contract to operate and maintain NASA’s integrated communications network.

We expect to recognize a substantial portion of our funded backlog as revenues within 12 months from the end of the reporting period. However, the U.S. Government has the right to cancel any contract at any time. Similarly, certain contracts with commercial customers include provisions that allow the customer to cancel at any time. Most of our contracts have cancellation terms that would permit us to recover all or a portion of our incurred costs and fees for work performed.

Contract Types. Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract. For a discussion of the types of contracts under which we generate revenue, see “Business—Contracts—Contract Types” in this Information Statement. The following table summarizes revenues by contract type as a percentage of total revenues for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011:

	Nine Months Ended October 31,	Year Ended January 31,
	2012	2012	2011
Cost reimbursement	38%	44%	49%
Time and materials (T&M) and fixed-price-level-of-effort (FP-LOE)	29%	27%	26%
Firm-fixed-price (FFP)	33%	29%	25%
Total	100%	100%	100%

The reduction in the percentage of revenues generated from cost reimbursement contracts since fiscal 2011 is primarily attributable to the end of the U.S. Army Brigade Combat Team Modernization contract and reduced activity on certain U.S. federal civilian agency programs. The increase in the percentage of revenues derived from firm-fixed price contracts since fiscal 2011 is primarily attributable to increased activity on a recently awarded contract to operate and maintain the enterprise network IT infrastructure for the DoS and increased activity on a contract to provide supply chain management and delivery of military land and aircraft tires.

Revenue Mix. We generate revenues under our contracts from (1) the efforts of our technical staff, which we refer to as labor-related revenues, and (2) the efforts of our subcontractors and (3) the materials provided on a contract. Our subcontractor-related revenues and materials-related revenues generally have lower margins than our labor-related revenues. The following table presents changes in labor-related revenues, subcontractor-related revenues and materials-related revenues for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011:

	Nine Months Ended October 31,	Year Ended January 31,
	2012	2012	2011
	(dollars in millions)
Labor-related revenues	$1,510	$2,083	$2,116
As a percentage of revenues	41%	44%	43%
Subcontractor-related revenues	1,407	1,837	1,830
As a percentage of revenues	39%	39%	38%
Materials-related revenues	709	813	917
As a percentage of revenues	20%	17%	19%

The increase in the relative proportions of subcontractor-related revenues and materials-related revenues as compared to labor-related revenues during the nine months ended October 31, 2012 is primarily due to increased activity as a prime contractor on large programs involving significant subcontracted efforts and material deliveries. This includes a systems and software maintenance/upgrade program for the U.S. Army Material Command, a contract to operate and maintain the enterprise network information technology infrastructure for the DoS, and a contract to provide supply chain management and delivery of military land and aircraft tires.

Geographic Location. Substantially all of our revenues and tangible long-lived assets are generated by or owned by entities located in the United States.

Results of Operations

The following table summarizes our results of operations for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011:

	Nine Months Ended October 31,	Year Ended January 31,
	2012	2012	2011
	(dollars in millions)
Revenues	$3,626	$4,733	$4,863
Cost of revenues	3,307	4,307	4,388
Selling, general and administrative expenses	84	127	146
Separation transaction expenses	15	-	-

Operating income	220	299	329
As a percentage of revenues	6.1%	6.3%	6.8%
Non-operating expense, net	-	(1)	-

Income from operations before income taxes	220	298	329
Provision for income taxes	(81)	(116)	(121)

Net income	$139	$182	$208

We classify indirect costs charged to our contracts as overhead (included in cost of revenues) and G&A expenses in the same manner as such costs are defined in Parent’s disclosure statements under U.S. Government Cost Accounting Standards.

Fiscal 2013 Compared with Fiscal 2012

Revenues. Revenues (on an annualized (non-GAAP) basis) increased $102 million, or 2 percent, for the nine months ended October 31, 2012 as compared to fiscal 2012. The increase in revenues was attributable to increased activity on a number of contracts, including, the systems and software maintenance/upgrade program for the U.S. Army Material Command, a contract to operate and maintain the enterprise network information technology infrastructure for the DoS, and the ramp up of a contract with the DLA to provide supply chain management and delivery of military land and aircraft tires. These increases were partially offset by reduced revenues from the U.S. Army Brigade Combat Team Modernization contract as a result of the program’s termination during the third quarter of fiscal 2012, reduced activity on a large indefinite delivery indefinite quantity contract with the U.S. Navy to provide various support activities, and declines in various federal civilian programs.

Operating Income. Operating income (on an annualized (non-GAAP) basis) decreased by $6 million to 6.1 percent of annualized (non-GAAP) revenues for the nine months ended October 31, 2012 from 6.3 percent of revenues for the prior year. Operating income for the nine months ended October 31, 2012 was negatively impacted by separation transaction expenses associated with the planned separation of New SAIC, a decrease in favorable changes in contract estimates, and a gain in the prior year on the sale of certain assets previously used in developing guidance and navigation control systems for precision munitions ($5 million). These decreases were partially offset by settlement expenses in the prior year from a litigation matter involving work performed for the National Center for Critical Information Processing ($22 million).

Fiscal 2012 Compared with Fiscal 2011

Revenues. Revenues decreased by $130 million, or 3 percent, in fiscal 2012 as compared to fiscal 2011. This revenue contraction was primarily attributable to reduced activity on the U.S. Army Brigade Combat Team Modernization contract as a result of the program’s termination during the third quarter of fiscal 2012 ($112 million), reductions in various analytic studies and policy analysis operations ($92 million), reduced activity on certain U.S. federal civilian agency programs, including various programs in support of NASA ($58 million), and various smaller declines on a number of programs throughout New SAIC. These declines were partially offset by increased activity on a systems and software maintenance/upgrade program for the U.S. Army ($120 million), and the ramp up of a program to operate and maintain the enterprise network IT infrastructure for the DoS ($81 million).

Operating Income. Operating income decreased by $30 million to 6.3 percent of revenues for fiscal 2012 from 6.8 percent of revenues for the same period in the prior year. Operating income for fiscal 2012 was negatively impacted by settlement expenses from a litigation matter involving work performed for the National Center for Critical Information Processing ($22 million), a decrease in contract fees as a result of lower revenue ($8 million), and a reduction in estimated fees related to work on the U.S. Army Brigade Combat Team Modernization contract ($6 million). These decreases were partially offset by a gain on sale of certain assets previously used in developing guidance and navigation control systems for precision munitions ($5 million) and more effective cost management.

Provision for Income Taxes

Our operations have historically been included in Parent’s U.S. federal and state income tax returns and all income taxes have been paid by Parent. Income taxes are presented in these combined financial statements on a separate tax return basis as if we filed our own tax returns.

Provision for income taxes as a percentage of income before income taxes was 37 percent, 39 percent and 37 percent for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011, respectively. The lower effective income tax rate for the nine months ended October 31, 2012 when compared to fiscal 2012 was primarily due to a change in the estimated deductible amount of a prior year legal settlement and the tax deductibility of quarterly dividends paid on shares held by the SAIC Retirement Plan (an employee stock ownership plan) partially offset by the expiration of the federal research and development tax credit on December 31, 2011. The higher effective income tax rate for fiscal 2012 when compared to fiscal 2011 was primarily due to estimated non-deductible expenses from a fiscal 2012 legal settlement.

Net Income

Net income (on an annualized (non-GAAP) basis) increased $3 million for the nine months ended October 31, 2012, as compared to fiscal 2012. Net income decreased $26 million, or 13 percent, for fiscal 2012 as compared to fiscal 2011 due to the $30 million decline in operating income and a higher effective tax rate.

Liquidity and Capital Resources

Current Liquidity. Historically, we have generated cash flow sufficient to fund our requirements for working capital, capital expenditures, commitments and other discretionary investments. Our largest use of cash flow has been net transfers to Parent. Our business has low capital intensity because we are primarily a services provider. Capital expenditures amounted to $6 million, $6 million and $10 million for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011, respectively.

The majority of our operations have historically participated in centralized cash management and funding arrangements managed by Parent. Accordingly, our combined balance sheets only reflect a minor cash balance.

Future Liquidity. Following the separation, our primary cash needs will be for working capital, capital expenditures, commitments and strategic investments. We expect to fund our ongoing working capital, capital expenditures, commitments and other discretionary investments through cash flows from operations and a revolving credit facility. Our ability to fund these needs through cash flows from operations will depend, in part, on our ability to generate or raise cash in the future, which depends on our future financial results, which to a certain extent are subject to general economic, financial, competitive, legislative and regulatory factors beyond our control. Furthermore, our ability to forecast future cash flows is more limited because we do not have a recent operating history as a stand-alone company.

Prior to the completion of the separation, we expect to raise indebtedness in the amount of $             million, of which $             million is expected to be used to fund a cash distribution to Parent in connection with the separation. The incurrence of debt and the distribution to Parent will provide both Parent and New SAIC with appropriate capital structures upon completion of the separation. The actual terms of the debt, including interest rate, principal amount, redemption provisions and maturity, will depend on market conditions at the time of pricing. At the time of the separation, we expect to have $            million of additional funds available under a separate revolving credit facility.

Following our separation from Parent, our capital structure and sources of liquidity will change significantly from our historical capital structure. We will no longer participate in centralized cash management and funding arrangements with Parent. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, and access to bank financing and capital markets. If our cash flows from operations are less than we expect, we may need to incur additional debt or issue additional equity. Although we believe that the arrangements in place at the time of the separation will permit us to finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including: (1) our credit ratings or absence of a credit rating, (2) the liquidity of the overall capital markets, and (3) overall economic conditions. We cannot assure that such financing will be available to us on acceptable terms or that such financing will be available at all. We believe that our future cash from operations together with our cash on hand, and access to bank financing and capital markets will provide adequate resources to fund our short-term and long-term liquidity and capital needs.

Historical Cash Flow Trends

The following table summarizes cash flow information for the nine months ending October 31, 2012, fiscal 2012 and fiscal 2011:

	Nine Months Ended October 31,	Year Ended January 31,
	2012	2012	2011
	(in millions)
Total cash flows provided by operations	$247	$303	$261
Total cash flows used in investing activities	(5)	(1)	(11)
Total cash flows used in financing activities	(243)	(302)	(249)
Total (decrease) increase in cash and cash equivalents	$(1)	$-	$1

Cash Provided by Operations. Cash flows provided by operations (on an annualized (non-GAAP) basis) increased $26 million for the nine months ended October 31, 2012 as compared to fiscal 2012, primarily due to a reduction in the average time to collect receivables. Days sales outstanding were 56 days at October 31, 2012 compared to 62 days at January 31, 2012.

Cash flows provided by operations increased $42 million in fiscal 2012 as compared to fiscal 2011, primarily due to an increase in accounts payable and accrued liabilities as well as a reduction in the average time to collect receivables. Days sales outstanding were 62 days at January 31, 2012 compared to 64 days at January 31, 2011.

Cash Used in Investing Activities. Cash used in investing activities, principally consisted of expenditures for property, plant and equipment which were relatively consistent for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011. A fiscal 2012 sale of certain assets generated proceeds of $5 million.

Cash Used in Financing Activities. Cash used in financing activities for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011 primarily represents Net transfers to Parent. As Parent has historically used a centralized approach to cash management and financing of its operations, the components of Net transfers to Parent include cash transfers from us to Parent and payments by Parent to settle our obligations. These transactions are considered to be effectively settled for cash at the time the transaction is recorded.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements.

Contractual Obligations

The following table summarizes, as of January 31, 2012, our obligations to make future payments pursuant to certain contracts or arrangements and provides an estimate of the fiscal years in which these obligations are expected to be satisfied:

	Payments Due by Fiscal Year
	Total	2013	2014- 2015	2016- 2017	2018 and Thereafter
	(in millions)
Contractual obligations:
Capital lease obligations and notes payable (including current portion)	$7	$3	$2	$2	$-
Operating lease obligations	119	28	46	22	23
Estimated purchase obligations (1)	39	38	1	-	-
Other long-term liabilities (2)	10	1	5	-	4
Total contractual obligations	$175	$70	$54	$24	$27

(1)

Includes estimated obligations to transfer funds under legally enforceable agreements for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices. Excludes purchase orders for services or products to be delivered pursuant to U.S. Government contracts in which we have full recourse under normal contract termination clauses.

(2)

Other long-term liabilities were allocated by fiscal year as follows: liabilities under deferred compensation arrangements are based upon the average annual payments in prior years upon termination of employment by participants; liabilities for uncertain tax positions are based upon the fiscal year that the statute of limitations is currently expected to expire; and other liabilities are based on the fiscal year that the liabilities are expected to be realized.

Commitments and Contingencies

We are subject to a number of reviews, investigations, claims, lawsuits and other uncertainties related to our business. For a discussion of these items, see “Business—Regulatory Matters” and “Business—Legal Proceedings.”

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our combined financial statements, which are prepared in accordance with GAAP. The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Management evaluates these estimates and assumptions on an ongoing basis. Our estimates and assumptions have been prepared on the basis of the most current reasonably available information. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and conditions.

We have several critical accounting policies that are both important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments. Typically, the circumstances that make these judgments difficult, subjective and complex have to do with making estimates about the effect of matters that are inherently uncertain. Our critical accounting policies are described below.

Revenue Recognition. We generate our revenues from various types of contracts, which include firm-fixed-price, time-and-materials, fixed-price-level-of-effort, cost-plus-fixed-fee, cost-plus-award-fee and cost-plus-incentive-fee contracts.

Firm-fixed-price contracts—Revenues and fees on these contracts that are system integration or engineering in nature are primarily recognized using the percentage-of-completion method of accounting utilizing the cost-to-cost method.

Time-and-materials contracts—Revenue is recognized on time-and-materials contracts with the U.S. Government using the percentage-of-completion method of accounting utilizing an output measure of progress. Revenue is recognized on time-and-materials contracts with non-U.S. Government customers using a proportional performance method. Under both of these methods, revenue is recognized based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material and subcontract costs and out-of-pocket expenses.

Fixed-price-level-of-effort contracts (FP-LOE)—These contracts are substantially similar to time-and-materials contracts except they require a specified level of effort over a stated period of time. Accordingly, we recognize revenue on FP-LOE contracts with the U.S. Government in a manner similar to time-and-materials contracts in which we measure progress toward completion based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material costs and out-of-pocket expenses.

Cost-plus-fixed-fee contracts—Revenue is recognized on cost-plus-fixed-fee contracts with the U.S. Government on the basis of partial performance equal to costs incurred, plus an estimate of applicable fees earned as we become contractually entitled to reimbursement of costs and the applicable fees.

Cost-plus-award-fee/cost-plus-incentive fee contracts—Revenues and fees on these contracts with the U.S. Government are primarily recognized using the percentage-of-completion method of accounting, most often based on the cost-to-cost method. We include an estimate of the ultimate incentive or award fee to be received on the contract in the estimate of contract revenues for purposes of applying the percentage-of-completion method of accounting.

Revenues from services and maintenance contracts, notwithstanding contract type, are recognized over the term of the respective contracts as the services are performed and revenue is earned. Revenues from unit-priced contracts are recognized as transactions are processed based on objective measures of output. Revenues from the sale of products are recorded upon passage of title and risk of loss to the customer, which is generally upon delivery, provided that all other requirements for revenue recognition have been met.

We also use the efforts-expended method of percentage-of-completion using measures such as labor dollars for measuring progress toward completion in situations in which this approach is more representative of the progress on the contract. For example, the efforts-expended method is utilized when there are significant amounts of materials or hardware procured for the contract that is not representative of progress on the contract. We also evaluate contracts for multiple elements, and when appropriate, separate the contracts into separate units of accounting for revenue recognition.

We provide for anticipated losses on all types of contracts by recording an expense during the period in which the losses are determined. Amounts billed and collected but not yet earned as revenues under certain types of contracts are deferred. Contract costs incurred for U.S. Government contracts, including indirect costs, are subject to audit and adjustment through negotiations with government representatives. Revenues on U.S. Government contracts have been recorded in amounts that are expected to be realized upon final settlement.

Changes in estimates related to contracts accounted for using the cost-to-cost percentage of completion method of accounting are recognized in the period in which such changes are made for the inception-to-date effect of the changes. Changes in these estimates can routinely occur over the contract performance period for a variety of reasons, including changes in contract scope, changes in contract cost estimates due to unanticipated cost growth or retirements of risk for amounts different than estimated, and changes in estimated incentive or award fees. Aggregate changes in contract estimates increased operating income by $0 million, $9 million and $13 million for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011, respectively.

Our accounts receivable include unbilled receivables, which consist of costs and fees billable upon contract completion or the occurrence of a specified event, the majority of which is expected to be billed and collected within one year. Unbilled receivables are stated at estimated realizable value. Since our receivables are primarily with the U.S. Government, we do not have a material credit risk exposure. Contract retentions are billed when we have negotiated final indirect rates with the U.S. Government and, once billed, are subject to audit and approval by government representatives. Consequently, the timing of collection of retention balances is outside our control. Based on our historical experience, the majority of retention balances are expected to be collected beyond one year and write-offs of retention balances have not been significant. Contract claims are unanticipated additional costs incurred but not provided for in the executed contract price that we seek to recover from the customer. Such costs are expensed as incurred. Additional revenue related to contract claims is recognized when the amounts are awarded by the customer.

Goodwill and Intangible Assets Impairment. Goodwill is assessed for impairment at least annually and whenever events or circumstances indicate that the carrying value may not be recoverable. We perform our annual goodwill impairment assessment as of the beginning of the fourth quarter. The goodwill impairment test is a two-step process performed at the reporting unit level. The first step consists of estimating the fair values of each of the reporting units based on a market approach and an income approach. Fair value computed using these two methods is determined using a number of factors, including projected future operating results and business plans, economic projections, anticipated future cash flows, comparable market data based on industry grouping, and the cost of capital. The estimated fair values are compared with the carrying values of the reporting units, which include the allocated goodwill. If the fair value is less than the carrying value of a reporting unit, which includes the allocated goodwill, a second step is performed to compute the amount of the impairment by determining an implied fair value of goodwill. The implied fair value of goodwill is the residual fair value derived by deducting the fair value of a reporting unit’s identifiable assets and liabilities from its estimated fair value calculated in the first step. The impairment expense represents the excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill. The goodwill impairment test process requires management to make significant judgments and assumptions, including revenue, profit and cash flow forecasts, about the business units to which goodwill is assigned. We did not recognize any goodwill impairment losses during the nine months ended October 31, 2012, fiscal 2012 or fiscal 2011. We face uncertainty in our business environment due to the substantial fiscal and economic challenges facing the U.S. Government, our primary customer. Adverse changes in fiscal and economic conditions, such as the implementation of sequestration, could adversely impact our future revenues and profitability. These circumstances could result in an impairment of goodwill.

Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We did not recognize any impairment losses on intangible assets during the nine months ended October 31, 2012, fiscal 2012 or fiscal 2011.

Income Taxes. Our operations have historically been included in Parent’s U.S. federal and state income tax returns and all income taxes have been paid by Parent. Income taxes are presented in these combined financial statements as if we filed our own tax returns on a separate tax return basis. Current income tax liabilities are assumed to be immediately settled with Parent against the parent company investment account. We account for income taxes under the asset and liability method of accounting, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Under this method, changes in tax rates and laws are recognized in income in the period such changes are enacted. The provision for federal, state, foreign and local income taxes is calculated on income before income taxes based on current tax law and includes the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provision differs from the amounts currently payable because certain items of income and expense are recognized in different reporting periods for financial reporting purposes than for income tax purposes. Recording our provision for income taxes requires management to make significant judgments and estimates for matters whose ultimate resolution may not become known until the final resolution of an examination by the IRS or state agencies. Additionally, recording liabilities for uncertain tax positions involves significant judgment in evaluating our tax positions and developing our best estimate of the taxes ultimately expected to be paid.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. If we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount or would no longer be able to realize our deferred income tax assets in the future as currently recorded, we would make an adjustment to the valuation allowance which would decrease or increase the provision for income taxes.

We have also recognized liabilities for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination and settlement with various taxing authorities. Liabilities for uncertain tax positions are measured based upon the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. We have experienced years when liabilities for uncertain tax positions were settled for amounts different from recorded amounts as described in Note 7 to the combined financial statements contained within this Information Statement.

Stock-Based Compensation. We account for stock-based compensation in accordance with the accounting standard for stock compensation. Under the fair value recognition provisions of this standard, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period, net of an estimated forfeiture rate. The estimation of stock option fair value requires management to make complex estimates and judgments about, among other things, employee exercise behavior, forfeiture rates, and the volatility of SAIC, Inc.’s common stock. These judgments directly affect the amount of compensation expense that will ultimately be recognized. The expected term for all awards granted is derived from our historical experience, except for awards granted to our outside directors, for which the expected term of awards granted is derived utilizing the “simplified” method presented in SEC Staff Accounting Bulletin Nos. 107 and 110, “Share-Based Payment”. Expected volatility is based on an average of the historical volatility of SAIC, Inc. stock and the implied volatility from traded options on SAIC, Inc. stock. We assumed weighted average volatilities of 24.5 percent, 23.4 percent and 25.1 percent for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011, respectively. If other assumptions are held constant, a ten percentage point change in our fiscal 2012 volatility assumption would have increased or decreased the grant-date fair value of our fiscal 2012 option awards by approximately 30 percent.

Recently Adopted and Issued Accounting Pronouncements

For additional information regarding recently adopted and issued accounting pronouncements, see Note 1 to the combined financial statements contained within this Information Statement.

Effects of Inflation

Approximately 38 percent of our revenues for the nine months ended October 31, 2012 were derived from cost-reimbursement type contracts, which are generally completed within one year. Bids for longer-term FFP, T&M and FP-LOE contracts typically include sufficient provisions for labor and other cost escalations to cover anticipated cost increases over the period of performance. As a result, our revenues and costs have generally both increased commensurate with inflation and net income as a percentage of total revenues has not been significantly affected.

Quantitative and Qualitative Disclosures About Market Risk

We have limited exposure to foreign currency exchange risk as the substantial majority of the business is conducted in U.S. dollars. As a business within Parent, we have not directly experienced exposure to the impacts of certain market risks, such as interest rate risk. In the future, we expect impacts from any changes in market conditions to be minimized through our normal operating and financing activities.

BUSINESS

Overview

We are a leading provider of technical, engineering and enterprise information technology services to the U.S. Government. We deliver to the Department of Defense (DoD) and federal civilian agencies systems engineering and information technology offerings for large, complex government programs and offer a broad range of services with a targeted emphasis on higher-end, differentiated technology services. Our technical, engineering and enterprise information technology businesses are largely the product of organic growth and evolution of our offerings over more than 40 years of serving our customers. In fiscal 2012, we generated revenues of $4.7 billion.

Our technical and engineering offerings include engineering and maintenance of ground and maritime systems, logistics, training and simulation, as well as operation and program support services. Our enterprise IT offerings include end-to-end enterprise information technology solutions and services, which span the design, development, deployment, management and operations and security of our customers’ entire IT infrastructure.

Our business has a long and successful history, tracing its roots to the earliest days of Parent when it was founded in 1969 as a scientific research and engineering firm. Prior to the separation, these businesses are comprised of a majority of Parent’s Defense Solutions Group and the enterprise IT portions of its Health, Energy and Civil Solutions Group. We were incorporated as SAIC Gemini, Inc. in February 2013 (which currently has negligible assets and no operations) to facilitate the separation. At the time of the separation, we will be renamed Science Applications International Corporation.

Our customers include all four branches of the U.S. Military (Army, Air Force, Navy and Marines), the U.S. Defense Logistics Agency (DLA), the National Aeronautics and Space Administration (NASA), the U.S. Department of State (DoS) and the U.S. Department of Homeland Security (DHS). Our long-standing customer relationships have enabled us to achieve an in-depth understanding of our customers’ missions and provide differentiated service offerings to meet our customers’ most complex requirements. We serve our customers through more than 1,500 active contracts and task orders. We employ approximately 13,000 individuals with an experienced executive team of proven industry leaders.

Business Environment and Trends

The U.S. federal government is the largest consumer of information and technology services in the United States, and the DoD is the largest consumer within the U.S. Government. In fiscal 2012, we generated 96% of our total revenues from contracts with the U.S. Government and 74% of our total revenues from contracts with the DoD, including subcontracts where the U.S. Government and the DoD, respectively, is the ultimate purchaser. Our business performance is affected by the overall level of U.S. Government spending, especially defense spending, and the alignment of our offerings and capabilities with the budget priorities of the U.S. Government.

While we believe that national security, including defense, homeland security, and intelligence spending will continue to be a priority, the U.S. Government budget deficit and the national U.S. debt has created pressure to examine and reduce spending across all federal agencies. Baseline spending for the DoD for the next 10 years has been reduced and there may be further reductions. Also, trends in the U.S. Government contracting process, including a shift towards multiple-award contracts (in which certain contractors are preapproved using IDIQ and GSA contract vehicles) and awarding contracts on low price, technically acceptable basis, have increased competition for U.S. government contracts. Furthermore, since 2011 OCI conflicts rules have become more restrictive, which has led to greater fragmentation of the industry.

We expect that a majority of the business that we seek in the foreseeable future will be awarded through a competitive bidding process. The U.S. Government has increasingly relied on contracts that are subject to a competitive bidding process, including IDIQ, GSA Schedule and other multi-award contracts, which has resulted in greater competition and increased pricing pressure. For example, during fiscal 2013, we were not awarded the successor contract to the DISN Global Solutions (DGS) program with DISA. In fiscal 2013, we recognized approximately $425 million in revenue on this program. Revenues from the DGS program are expected to be approximately $40 million over the first half of fiscal 2014 as the activity transitions to the successor contractor.

Despite the budget and competitive pressures impacting the industry, we believe we are well-positioned to expand customer penetration and benefit from opportunities that we have not previously pursued. Our scale, size and prime contractor leadership position help differentiate us from our competitors, especially on large contracts. Our long-term, trusted customer relationships and deep technical expertise provides us with the sophistication to handle mission-critical contracts. Our current competitive cost structure as well as our strategy to further lower our total delivery cost by centralizing strategic sourcing and developing repeatable offerings will allow us to compete effectively on price in the evolving environment. Post-separation, we believe our enhanced ability to expand market share with our existing customers and pursue new growth opportunities, as a result of the removal of many OCI restrictions, will enable us to be more competitive and mitigate the U.S. Government budget pressures.

Our Competitive Strengths

Our following core strengths have supported our over 40-year history of successful performance on programs of national importance:

Enduring Customer Relationships and Mission-Orientation. We have strong and long-lasting relationships with diverse customers throughout the U.S. Government. Our track record serving the missions of our government customers spans decades, including several individual contracts that have lasted 20 years or more. We work closely with our customers with over 66% of our employees deployed at customer sites and performed as prime contractor on 87% of our contracts, by revenue, in fiscal 2012. Our strong customer relationships and close proximity enable us to develop deep customer knowledge and translate our mission understanding into successful program execution and continued demand for our services.

Full Lifecycle Offerings. With the breadth of our service offerings, we are able to meet customers’ needs across their mission lifecycles for both technical and engineering services and enterprise IT services. We integrate technologies and deliver services that provide our customers with end-to-end seamless solutions. Our services encompass the initial requirements definition phase, development and integration services, training, logistics and sustainment. These lifecycle technical capabilities, combined with strong customer and mission knowledge, allow us to more effectively support our customers’ missions while lowering total cost.

Significant Scale and Diversified Contract Base. With over $4.7 billion in revenue in fiscal 2012, we are one of the largest pure play technical service providers to the U.S. Government. Our significant scale advantage enables us to serve as prime systems integrator on large, complex programs and to allocate resources toward further developing and expanding our repeatable, proven solutions and differentiated technical capabilities. We have over 1,500 active contracts and task orders, with our ten largest contracts accounting for less than 50% of fiscal 2012 revenue. Our diversified revenue base consists of programs ranging from research and development to operations and maintenance.

Technical Experts Led by Experienced Management. The quality, training and knowledge of our approximately 13,000 employees are important competitive assets. Our workforce has deep technical expertise, with over 75% having either a degree or at least one technical certification. This skilled workforce ranges from entry level technicians to expert level professionals in network engineering, software design and development, and systems engineering. Additionally, over 70% of our workforce holds an active security clearance, which is required on many of our existing and future program opportunities.

Our workforce is led by a talented and experienced senior leadership team with a long history of solving our customers’ most difficult challenges in technical, engineering and enterprise IT services. Collectively, our executive team averages over 25 years of industry experience, have served as senior leaders in public companies and are well recognized as leaders in their respective markets by customers and partners.

Repeatable Methodologies and Certified Processes. Our technical excellence derives from our proven, disciplined processes for management, engineering, technical support and services. We deploy our tools and processes enterprise-wide through our EngineeringEdge® solution, which enforces a consistent, company-wide approach to planning, designing, developing and delivering solutions and services to our customers. We have achieved conformity with a number of important standards that validate the maturity of our processes, including an enterprise-wide maturity level 5 (the highest possible) credential under the Capability Maturity Model Integration (CMMI®) process improvement framework, which applies to all of our operations as a result of our enterprise-wide use of our EngineeringEdge® solution. We also hold certifications from the International Standards Organization (ISO), including ISO 9001, ISO/IEC 20000, AS9100, ITL 3.0 and ISO 27001.

Our Business Strategy

Key elements of our strategy include:

Expand our Offerings to our Larger Customers. We will leverage our long-term customer relationships to provide our full range of offerings to current DoD, federal civilian, select state and local government and commercial customers. By offering differentiated capabilities and repeatable methods, we will seek to sell more of our capabilities through our extensive and flexible set of government contracts. As a part of Parent, we are currently constrained from presenting the full depth and breadth of our capabilities to our customers due to actual or perceived organizational conflicts of interest. The separation will eliminate many of the barriers that exist today.

Going forward as a separate organization, we intend to build upon our existing customer relationships by expanding our offerings in areas such as weapons systems engineering by integrating our software, hardware and mission systems engineering and technical assistance service lines. Similarly, we intend to provide more of our differentiated enterprise IT services to our DoD and federal civilian customer bases while pursuing growth opportunities in emerging IT offerings such as cloud and virtualized computing infrastructure design, development and integration and application development across broader customer sets.

Pursue Previously Underserved Customers. We are targeting opportunities with customers previously unavailable to us as a result of being a part of Parent, either due to OCI or due to diversion of investments and management focus to other strategic priorities of Parent. For example, the U.S. Air Force represents an attractive addressable market opportunity beyond our strong Navy and Army presence. We are focusing our efforts to provide more of our offerings to other areas of the U.S. Government by deploying capabilities from our IT managed services, network integration, emerging IT solutions, software integration, mission/SETA and training services lines.

Operate in a Matrix Organizational Structure. A strong foundation of our business strategy is to operate in an organizational structure that better enables customer focus and more efficient use of resources while maintaining performance excellence. By organizing around both our customer focus and technical capabilities, we can further enhance customer affinity and service offerings. Our customer groups are responsible for strong, consistent program delivery and for growing revenue by providing the full spectrum of our offerings to customers. Our service lines, on the other hand, are responsible for developing and deploying differentiated offerings and repeatable solutions, and managing the training needs and utilization of our technical workforce. By integrating our customer knowledge and market leading capabilities we can more efficiently manage and apply our resources, allowing us to more effectively sell and deliver the entire range of our offerings to all of our customers.

Focused Investments in Expanding Capabilities. While operating as a part of Parent, the internal investments of the company were often directed according to Parent’s strategic interests as a whole. The separation allows us to focus our investments on projects that generate returns for our own businesses. Our strategic planning process will facilitate focused allocation of resources by centralizing the investment decision-making functions across the organization and by implementing a disciplined process for evaluating investment returns. These investments will be targeted at expanding our differentiated capabilities, repeatable methodologies and customer base.

Centralize Support Functions to Reduce Cost. Following the separation, we will further centralize our shared services, vendor relationships and strategic partnerships. This approach will allow us to more effectively reduce costs of facilities, procurement and other shared services, which we believe will translate into a more competitive cost structure and increased profitability. For example, we are centralizing our strategic sourcing function enabling us to negotiate more effectively with vendors, which we expect will lead to reduced costs and improved service levels. Similarly, we are centralizing our shared services infrastructure to capitalize on reduced costs while enhancing efficiency through a leaner support model. Further, we are targeting strategic relationships with a smaller select group of subcontractors in order to offer higher quality solutions with a more efficient cost structure.

Our Business Offerings

We provide technical services in two primary areas: technical and engineering services and enterprise information technology. Each of these two areas contains four major service lines. For financial reporting purposes, we report our results under a single reporting segment.

Following the separation, we will operate our business using a matrix structure along service lines and customer groups as shown in the diagram below. Currently, many of our customers only take advantage of a limited subset of our service lines. The matrix structure will allow us to more effectively offer the full range of our service lines to all of our customers.

Technical and Engineering Service Offerings

We offer technical and engineering services across four major service lines:

Mission, SETA & Program Support Services. We provide mission engineering and technical services, program support and advisory and assistance services.

For example, we provide technical domain solutions and support for the U.S. Army Aviation & Missile Research, Development, and Engineering Center’s Software Engineering Directorate. Our team provides post-deployment software support for most Army missile systems and aircraft platforms, rapid prototyping, and fielding of software upgrades and fixes to installations world-wide. We also provide manned and unmanned aviation mission equipment support; systems software development, testing and lifecycle support; and system safety.

Hardware System Design, Development & Integration. We perform hardware system design and build processes across the hardware life cycle. Our services encompass initial concept exploration through production and deployment, to in-service engineering support including analysis, development, testing and production.

For example, we integrated the Force Protection Suite, a core component of the Base Expeditionary Targeting and Surveillance Systems-Combined, in which we developed and fielded a sophisticated system to improve situational awareness, contribute to better deployment of forces and deter enemy forces. Within six months, we assembled an experienced industry team to design, integrate and field the Force Protection Suite system in Afghanistan and Iraq.

Training Services. We design, document and provision training materials, courseware and training services. Our capabilities include training and mission rehearsal planning and management; scenario development; trainer and observer operations; and live, virtual and constructive modeling and simulation-training aids and products.

For instance, on our U.S. Fleet Forces Training Support contract, we provide the U.S. Navy command staff with pre-deployment simulation training in a virtualized environment replicating the scenarios sailors will experience at sea. Our repeatable, large-scale and realistic training solution enables the U.S. Navy to effectively train for operations while in port at significantly lower cost than conventional training exercises at sea.

Logistics & Supply Chain Management. We provide comprehensive logistics and supply chain management solutions and services, including performing as a logistics integrator for major DoD commodities and weapons systems.

For example, on our seven-year $1 billion single-award IDIQ DLA Tire Successor Initiative, we provide supply chain management services for military land and aircraft tires. We forecast, procure, manage inventory and distribute tires to DoD end-users in direct support to our war fighters.

As another example, on DLA’s single-award Fleet Readiness Center Integrated Prime Vendor contract, we provide bench stock management for material acquisition and on-site bin management services at the Navy’s Fleet Readiness Centers for DoD weapons systems repair and overhaul operations. We manage supply chain logistics functions for over 4,000 unique products on our DLA Privatization of Chemicals and Petroleum Oils and Lubricants contract. We operate web-based and physical storefronts for commodity items, parts and products to enhance customer inventory management, warehousing, order fulfillment, invoicing and collection performance.

Enterprise Information Technology Service Offerings

We offer enterprise information technology services across four major service lines:

Network Design, Development & Integration. We design and build enterprise networks from physical transmission media to the IP and transport layers for all applications including data, voice and video. Services include design and integration for Wide Area Network (WAN) and Local Area Network (LAN), IP telephony integration, network security, resiliency and redundancy and certification & accreditation support services.

For example, on our over $1 billion NASA Integrated Communications Services Contract, we manage every phone, desktop and device connection for 80,000 NASA network users as the single point of contact for their WAN/LAN management across the globe and at every NASA center.

We also provide network design, development and integration services to the U.S. Central Command (USCENTCOM) in multiple hostile, combat locations. Our team supports USCENTCOM users through distributed computing management support, program management, integration and operations and maintenance of joint theater-level communications and enterprise networks. We are embedded with the USCENTCOM Commanders’ communications team, working with our customer to match the operations tempo in Iraq and Afghanistan.

Software Application Design, Development, Integration and Maintenance. We provide all aspects of software application design/build and maintain processes encompassing the entire life cycle from business requirements definition through support. Services include software application development and maintenance, agile development, rapid legacy system modernization and service-oriented architecture design, mobile application development and management (app stores), enterprise resource planning integration and modeling and simulation software design and development.

For our U.S. Army Human Resources Command Information Technology Service Order Contract, we support managing Army personnel systems and human resources. We provide software application design, development and integration services including program and project management, system engineering and integration, enterprise architecture planning, information assurance, training and help desk support.

IT Managed Service Delivery. We provide information technology infrastructure library (ITIL)-based engineering, management and operations of IT infrastructure for global enterprises, including government and commercial enterprises, from the desktop to the data center. Our offerings include data center management; operation and cloud migration; help desk support; network engineering, management and operation; cyber security; disaster recovery; and facility management including “green” data centers. In addition to traditional IT infrastructure, we provide managed mobile and tactical infrastructure solutions that are securely connected to the enterprise.

Under our 10-year $2.5 billion Vanguard II contract for the DoS, we provide a full suite of solutions and services encompassing all of our enterprise IT service lines. We serve as lead systems integrator under this contract. Along with 26 subcontractors managed by us, we design, engineer, secure, operate and maintain the enterprise-wide IT network infrastructure for the DoS globally.

Emerging IT Solutions. We are investing in next generation transformational IT offerings, including cloud and virtualized computing infrastructure, “big data” and data analytics, mobility (including next generation LTE tactical communications) and software defined networks. Our offerings in emerging IT include:

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Business Transformation: We provide business transformation services in enterprise IT strategy, architecture, IT governance, organizational design, investment management, policy, business process analysis, re-engineering, optimization and change management. For example, we provide USCENTCOM with business transformation services developing a concept of operations, policy guidelines, and plans to host, migrate, and support virtualized servers and software applications.

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Cloud and Virtualized Computing Infrastructure Design, Development & Integration: We provide computing and storage infrastructure engineering and integration such as initial analysis of alternatives, deployment and service delivery. Increasingly we provide these services on a utility basis as we assist customers’ migration to hybrid and pure cloud based infrastructure solutions. For example, we are supporting the U.S. Department of Agriculture to develop a cloud computing road map featuring emerging requirements for cloud brokerage services and are helping the USDA software developers migrate applications and data to the cloud environment.

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Big Data and Data Analytics: We address the increasing challenge of “big data,” including data analysis and rationalization, data ingest, access and storage infrastructure, analytical mining tools, analytics, business intelligence and visualization. For example, our services and offerings are transforming increasing volumes of data to information for the National Archives, the largest publically accessible data repository in the federal government.

Customers

We have a portfolio of more than 1,500 active contracts and task orders. Our largest customer is the U.S. Government, in the aggregate accounting for 96% of our total revenues for each of the years ended January 31, 2012 and 2011. Within the U.S. Government, our largest customer department for each of the last two fiscal years was the DoD, accounting for 74% and 75% of our total revenues for 2012 and 2011, respectively. We generate almost all of our revenues in the U.S. or from U.S. customers.

The table below presents the percentage of our total revenues contributed by end customer for fiscal 2012 and fiscal 2011.

	% of Total Revenues for Year Ended January 31,
	2012	2011
Department of the Navy	24%	22%
Department of the Army	23%	24%

Total DoD	74%	75%

Total U.S. Government	96%	96%

We generate approximately 80% to 90% of our revenues by serving as the prime contractor on end customer contracts and the remaining 10% to 20% as a subcontractor or supplier. The table below summarizes revenue contributions from prime and subcontracts for each of the last two fiscal years.

	Year Ended January 31,
	2012	2011
Prime Contract Revenue	87%	82%
Subcontracts Revenue	13%	18%

Bookings and Backlog

We had net bookings worth an estimated $3.1 billion, $5.1 billion and $7.2 billion during the nine months ended October 31, 2012, fiscal 2012 and 2011, respectively. Net bookings represent the estimated amount of revenue to be earned in the future from funded and unfunded contract awards that were received during the period, net of any adjustments to previously awarded backlog amounts. We calculate net bookings as the period’s ending backlog plus the period’s revenues less the prior period’s ending backlog. Backlog represents the estimated amount of future revenues to be recognized under negotiated contracts as work is performed. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Measures—Bookings and Backlog” in this Information Statement.

Contracts

Our business is heavily regulated, and we must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. Government and other contracts. The U.S. Government procurement environment has evolved due to statutory and regulatory procurement reform initiatives. Today, U.S. Government customers employ several contracting methods to purchase services and solutions. Budgetary pressures and reforms in the procurement process have increasingly caused many U.S. Government customers to purchase services and products using contracting processes that give them the ability to select multiple winners or pre-qualify certain contractors to provide various services or products on established general terms and conditions rather than through single award contracts. The predominant contracting methods through which U.S. Government agencies procure services and products include the following:

Single Award Contracts. U.S. Government agencies may procure services and products through single award contracts which specify the scope of services and products that will be delivered and identify the contractor that will provide the specified services. When an agency has a requirement, interested contractors are solicited, qualified and then provided with a request for a proposal. The process of qualification, request for proposals and evaluation of contractor bids requires the agency to maintain a large, professional procurement staff and the bidding and selection process can take a year or more to complete. For the contractor, this method of contracting may provide greater certainty of the timing and amounts to be received at the time of contract award because it generally results in the customer contracting for a specific scope of services or products from the single successful awardee.

Indefinite Delivery / Indefinite Quantity (IDIQ) Contracts. The U.S. Government uses IDIQ contracts to obtain commitments from contractors to provide certain services or products on pre-established terms and conditions. The U.S. Government then issues task orders under the IDIQ contracts to purchase the specific services or products it needs. IDIQ contracts are awarded to one or more contractors following a competitive procurement process. Under a single-award IDIQ contract, all task orders under that contract are awarded to one pre-selected contractor. Under a multi-award IDIQ contract, task orders can be awarded to any of the pre-selected contractors, which can result in further limited competition for the award of task orders. Multi-award IDIQ contracts that are open for any government agency to use for the procurement of services are commonly referred to as “government-wide acquisition contracts.” IDIQ contracts often have multi-year terms and unfunded ceiling amounts, therefore enabling, but not committing, the U.S. Government to purchase substantial amounts of services or products from one or more contractors. At the time an IDIQ contract is awarded (prior to the award of any task orders), a contractor may have limited or no visibility as to the ultimate amount of services or products that the U.S. Government will purchase under the contract, and in the case of a multi-award IDIQ, the contractor from which such purchases may be made.

U.S. General Services Administration (GSA) Schedule Contracts. The GSA maintains listings of approved suppliers of services and products with agreed-upon prices for use throughout the U.S. Government. In order for a company to provide services under a GSA Schedule contract, a company must be pre-qualified and awarded a contract by the GSA. When an agency uses a GSA Schedule contract to meet its requirements, the agency, or the GSA on behalf of the agency, conducts the procurement. The user agency, or the GSA on its behalf, evaluates the user agency’s requirements and initiates a competition limited to GSA Schedule qualified contractors. GSA Schedule contracts are designed to provide the user agency with reduced procurement time and lower procurement costs. Similar to IDIQ contracts, at the time a GSA Schedule contract is awarded, a contractor may have limited or no visibility as to the ultimate amount of services or products that the U.S. Government will purchase under the contract.

Contract Types

Generally, the type of contract for our services and products is determined by or negotiated with the U.S. Government and may depend on certain factors, including the type and complexity of the work to be performed, degree and timing of the responsibility to be assumed by the contractor for the costs of performance, the extent of price competition and the amount and nature of the profit incentive offered to the contractor for achieving or exceeding specified standards or goals. We generate revenues under several types of contracts, including the following:

Cost-reimbursement contracts provide for reimbursement of our direct contract costs and allocable indirect costs, plus a fee. This type of contract is generally used when uncertainties involved in contract performance do not permit costs to be estimated with sufficient accuracy to use a fixed-price contract. Cost-reimbursement contracts generally subject us to lower risk, but generally require us to use our best efforts to accomplish the scope of the work within a specified time and amount of costs.

Time-and-materials (T&M) contracts typically provide for negotiated fixed hourly rates for specified categories of direct labor plus reimbursement of other direct costs. This type of contract is generally used when there is uncertainty of the extent or duration of the work to be performed by the contractor at the time of contract award or it is not possible to anticipate costs with any reasonable degree of confidence. On T&M contracts, we assume the risk of providing appropriately qualified staff to perform these contracts at the hourly rates set forth in the contracts over the period of performance of the contracts.

Fixed-price-level-of-effort (FP-LOE) contracts are substantially similar to T&M contracts except they require a specified level of effort over a stated period of time on work that can be stated only in general terms. This type of contract is generally used when the contractor is required to perform an investigation or study in a specific research and development area and to provide a report showing the results achieved based on the level of effort. Payment is based on the effort expended rather than the results achieved.

Firm-fixed-price (FFP) contracts provide for a fixed price for specified products, systems and / or services. This type of contract is generally used when the government acquires products and services on the basis of reasonably definitive specifications and which have a determinable fair and reasonable price. These contracts offer us potential increased profits if we can complete the work at lower costs than planned. While FFP contracts allow us to benefit from cost savings, these contracts also increase our exposure to the risk of cost overruns.

For the proportionate amount of revenues derived from each type of contract for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011, see in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Measures—Contract Types” in this Information Statement.

Competition

We compete against a large number of major, established corporations as well as smaller, more specialized companies that concentrate their resources on particular areas. Some of our principal competitors include divisions of large defense contractors, including General Dynamics Corporation, Lockheed Martin Corporation, Northrop Grumman Corporation, Raytheon Company as well as federal contractors with specialized capabilities, such as Booz Allen Hamilton Inc., Engility Holdings, Inc., ManTech International, SRA International, Inc. and TASC Inc. We also compete with diversified service providers such as Accenture plc, Computer Sciences Corporation and CGI Group Inc.

Employees

As of January 31, 2013, we employed approximately 13,000 individuals globally, approximately two-thirds of which are deployed at customer sites. Approximately 70% of our employees hold secret or top secret clearances. Over 75% of the workforce is technical in nature, with either a degree or at least one technical certification, ranging from entry level technicians to expert level professionals in network engineering, software design and development, and systems engineering. We believe that relations with our employees are positive.

Patents & Other Intellectual Property

Our technical services and products are not generally dependent upon patent protection, although we do selectively seek patent protection. We claim a proprietary interest in certain of our products, software programs, methodologies and know-how. This proprietary information is protected by copyrights, trade secrets, licenses, contracts and other means. We selectively pursue opportunities to license or transfer our technologies to third parties.

In connection with the performance of services, the U.S. Government has certain rights to inventions, data, software codes and related material that we develop under U.S. Government-funded contracts and subcontracts. Generally, the U.S. Government may disclose or license such information to third parties, including, in some instances, our competitors. In the case of some subcontracts that we perform, the prime contractor may also have certain rights to the programs and products that we develop under the subcontract.

In connection with the separation, we will receive ownership rights to the SAIC name and related trademarks and other intellectual property.

Regulatory Matters

We are heavily regulated in most of the fields in which we operate. We provide services and products to numerous U.S. Government agencies and entities, including agencies of the DoD and the DHS. When working with these and other U.S. Government agencies and entities, we must comply with laws and regulations relating to the formation, administration and performance of contracts. U.S. Government contracts generally are subject to the Federal Acquisition Regulation (FAR), which sets forth policies, procedures and requirements for the acquisition of goods and services by the U.S. Government, agency-specific regulations that implement or supplement FAR, such as the DoD’s Defense Federal Acquisition Regulation Supplement (DFARS) and other applicable laws and regulations. These regulations impose a broad range of requirements, many of which are unique to government contracting, including various procurement, import and export, security, contract pricing and cost, contract termination and adjustment, and audit requirements. Among other things, these laws and regulations:

•	Require certification and disclosure of all cost and pricing data in connection with certain contract negotiations;

•	Define allowable and unallowable costs and otherwise govern our right to reimbursement under various cost-based U.S. Government contracts;

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Require reviews by the Defense Contract Audit Agency (DCAA), Defense Contract Management Agency (DCMA) and other U.S. Government agencies of compliance with government standards for accounting and management internal control systems;

•	Restrict the use and dissemination of information classified for national security purposes and the export of certain products and technical data; and

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Require us not to compete for or to divest work if an organizational conflict of interest, as defined by these laws and regulations, related to such work exists and/or cannot be appropriately mitigated.

The U.S. Government may revise its procurement practices or adopt new contract rules and regulations at any time. In order to help ensure compliance with these complex laws and regulations, all of our employees are required to complete ethics training and other compliance training relevant to their position.

Some of our operations and service offerings involve access to and use by us of personally identifiable information and / or protected health information, which activities are regulated by extensive federal and state privacy and data security laws requiring organizations to provide certain privacy protections and security safeguards for such information.

Internationally, we are subject to special U.S. Government laws and regulations, local government laws and regulations and procurement policies and practices (including laws and regulations relating to bribery of foreign government officials, import-export control, investments, exchange controls and repatriation of earnings) and varying currency, political and economic risks.

Properties

As of January 31, 2013, we conducted our operations in approximately 118 locations occupying approximately 3.2 million square feet. Of this amount, we own approximately 102,000 square feet, and the remaining balance is leased. Our major locations are in the Washington, D.C. metropolitan area, where we occupy approximately 755,000 square feet of floor space, and in the San Diego, California, Charleston, South Carolina and Huntsville, Alabama metropolitan areas, where we occupy approximately 1,167,000 square feet of floor space, collectively. We consider our facilities suitable and adequate for our current needs.

Legal Proceedings

We are subject to litigation, proceedings, claims or assessments and various contingent liabilities incidental to our businesses. Although we cannot predict the outcome of these and other proceedings with certainty, we believe that they will not have a material adverse effect on our financial position, results of operations or cash flows.

Timekeeping Contract with City of New York

In March 2012, in connection with the resolution of certain investigations related to an automated time and attendance and workforce management system (CityTime) that Parent developed and implemented for certain New York City agencies, Parent entered into a three-year deferred prosecution agreement (DPA) with the U.S. Attorney’s Office for the Southern District of New York. Under the terms of the DPA, the U.S. Attorney’s Office deferred prosecution of a single criminal count against Parent, and will dismiss the criminal count at the end of a three-year period if Parent complies with the terms of the DPA. Under the DPA, Parent agreed, among other things, to retain an independent monitor who will report periodically to the U.S. Attorney’s Office and who will have broad authority to monitor and make recommendations on a number of Parent’s policies and practices.

On August 21, 2012, Parent entered into an administrative agreement with the U.S. Army on behalf of all agencies of the U.S. Government that confirms its continuing eligibility to enter into and perform contracts with the U.S. Government. Under the terms of the administrative agreement, Parent has agreed, among other things, to maintain a contractor responsibility program having the specific elements described in the administrative agreement, including retaining a monitor and providing certain reports to the Army. The administrative agreement will continue in effect for five years, provided that Parent may request earlier termination following completion of three years.

We expect to comply with the applicable obligations set forth in the DPA and the administrative agreement following the separation, such as retaining the same independent monitor and maintaining a similar contractor responsibility program. Communications with relevant government agencies concerning our specific obligations relating to these matters are expected to be completed prior to the separation.

MANAGEMENT

Our Executive Officers

The following table sets forth the information as of January 31, 2013 regarding the individuals who are expected to serve as our executive officers and their anticipated titles following the separation. After the separation, none of these individuals will continue to be employees of Parent. Additional executive officers will be appointed prior to the separation and information concerning those executive officers will be included in an amendment to this Information Statement.

Name	Age	Position(s)
Anthony J. Moraco	53	Chief Executive Officer
John R. Hartley	47	Chief Financial Officer
Thomas G. Baybrook	68	Chief of Administration and Operations
Deborah Lee James	54	Sector President – Technical Services
Brian F. Keenan	56	Executive Vice President for Human Resources
Nazzic S. Keene	52	Sector President – Enterprise IT

Anthony J. Moraco, Chief Executive Officer

Anthony J. Moraco is expected to serve as New SAIC’s Chief Executive Officer. He currently serves as president of the group that will comprise New SAIC. Mr. Moraco was named the president of Parent’s Intelligence, Surveillance and Reconnaissance Group on March 20, 2012. Previously, Mr. Moraco served as executive vice president for operations and performance excellence. He joined Parent in February 2006 and served as both the business unit general manager and deputy of the Space and Geospatial Intelligence Business Unit where he led the mission system solutions and services portfolio for the U.S. Air Force space programs, National Reconnaissance Office, National Geospatial-Intelligence Agency and other elements of the intelligence community and the DoD.

Prior to joining Parent, Mr. Moraco was with the Boeing Company from 2000 to 2006, and served as the deputy general manager of mission systems in the Space & Intelligence Systems Organization and also the director of homeland security technology integration. In these roles he led strategic programs in space ground segments and geospatial technology solutions and the technology development of security solutions for homeland security customers to complement Boeing’s defense and intelligence programs in support of the global war on terrorism.

Mr. Moraco began his career at Autometric, Inc. in 1984 and served in various roles during the 16 years up to Boeing’s acquisition of Autometric in 2000. His roles included senior vice president for corporate development with management authority of functional departments, corporate policies, staff development, and intellectual property.

Mr. Moraco earned a bachelor’s and master’s degree in civil and environmental engineering from Virginia Tech.

John R. Hartley, Chief Financial Officer

John R. Hartley is expected to serve as New SAIC’s Chief Financial Officer. Mr. Hartley was named Senior Vice President and Corporate Controller of Parent in 2005 where he was part of a team responsible for managing Parent’s initial public offering. Mr. Hartley began his career at Parent in 2001 as Vice President and Director of Accounting Operations. Before joining Parent, Mr. Hartley spent 12 years with the Public Accounting firm of Deloitte LLP in its Assurance and Advisory Practice where he worked on numerous clients in multiple industries but concentrated in the Aerospace and Defense industry in both the Los Angeles and the San Diego offices of Deloitte. Mr. Hartley graduated from the University of Nevada Las Vegas with a Bachelor of Science in Accounting in 1989 and is a Certified Public Accountant.

Thomas G. Baybrook, Chief of Administration and Operations

Thomas G. Baybrook is expected to serve as New SAIC’s Chief of Administration and Operations. Until January 31, 2013, Mr. Baybrook was the acting president of Parent’s Defense Solutions Group (DSG), headquartered in McLean, Virginia.

Mr. Baybrook has more than 45 years’ experience in government and industry in mapping and charting, research and development, hardware and software systems, and marketing. Upon joining Parent in 1999, Mr. Baybrook led

U.S. Navy and Marine Corps marketing efforts for the then Systems Engineering Group. In 2005, he served as the deputy business unit manager prior to becoming general manager of the Defense and Maritime Solutions business unit.

Mr. Baybrook also spent 21 years serving in a variety of assignments with the U.S. Army Corps of Engineers, including company command in Vietnam, where he earned the Bronze Star and Purple Heart. Additional assignments included numerous Army and Joint Staff positions, culminating as executive director of the Defense Mapping Agency (DMA), which is now part of the National Geospatial-Intelligence Agency. At DMA he participated in the development of its first digital mapping systems.

Upon retiring from the Army in 1987, he joined Intergraph Corporation, establishing its Washington Systems Operations.

Mr. Baybrook earned his master’s degree in geodetic science from Ohio State University in 1972 and his bachelor’s degree in geologic sciences (geophysics) from Penn State in 1966.

Deborah Lee James, Sector President – Technical Services

Deborah Lee James is expected to serve as President of New SAIC’s Technical Services sector. Currently, as Parent’s executive vice president for communications and government affairs, Deborah Lee James is responsible for media relations, marketing communications, congressional affairs, policy analysis, compliance with laws governing engagement with public officials, corporate responsibility, and community relations.

Ms. James has served in senior homeland and national security management, policy and program positions in government and the private sector for more than 25 years. Most recently at Parent, she was a business unit general manager for a team of 2,900 employees specializing in command, control, communications and computers as well as aviation support services for the U.S. military.

Immediately prior to joining Parent, Ms. James was the executive vice president and chief operating officer of the Business Executives for National Security—a non-profit organization composed of CEOs who focus on advocacy for homeland security programs and on bringing best practices to national security agencies. Earlier in her career, Ms. James was the vice president, international operations and marketing, at United Technologies Corporation.

She has a bachelor’s degree in comparative studies from Duke University and a master’s degree in international affairs from Columbia University.

Brian F. Keenan, Executive Vice President for Human Resources

Brian F. Keenan is expected to serve as New SAIC’s executive vice president for Human Resources. Mr. Keegan has been employed with Parent since 2000, when he joined the company as the Eastern Region HR director. In 2004, Mr. Keenan assumed the role of vice president and director of Parent’s U.S. HR Operations, a role he served in until accepting his current position in 2007.

Prior to joining Parent, Mr. Keenan spent more than 15 years at Mobil and ExxonMobil, advancing into Human Resource leadership roles in the U.S. and international upstream and downstream businesses, as well as corporate headquarters.

Mr. Keenan holds an MBA from the University of Houston and is a graduate of the U.S. Military Academy. He served seven years in the U.S. Army, which included time spent in the 82nd Airborne Division and the Joint Special Operations Command.

Nazzic S. Keene, Sector President – Enterprise IT

Nazzic S. Keene is expected to serve as President of New SAIC’s Enterprise IT sector. Ms. Keene joined Parent in August 2012 as Senior Vice President—Corporate Strategy and Planning. Ms. Keene has three decades of diversified experience in the communications and information systems and technology services industries, with more than 20 years in executive management. Prior to joining Parent, Ms. Keene was the senior vice president and general manager for U.S. Enterprise Markets at CGI. As a member of the CGI Global Executive Management Committee, she was involved in the leadership of CGI’s U.S. expansion, including strategy development and execution, operational excellence and leadership development. Ms. Keene began her career in the communications and IT industry after completing her bachelor’s degree at the University of Arizona.

Our Board of Directors

The following table sets forth information with respect to those persons who are expected to serve on our Board of Directors following the separation. Additional directors will be appointed prior to the separation and information concerning those directors will be included in an amendment to this Information Statement.

Name	Age	Position(s)
Edward J. Sanderson, Jr.	64	Chair of the Board

Edward J. Sanderson, Jr., Chair of the Board

Mr. Sanderson has served as a director of Parent since 2002 where he currently chairs the compensation committee. Mr. Sanderson retired from Oracle Corporation in 2002 as an Executive Vice President after having served since 1995. At Oracle, Mr. Sanderson was responsible for Oracle Product Industries, Oracle Consulting and the Latin American Division. Prior to Oracle, he was President of Unisys Worldwide Services and a partner at both McKinsey & Company and Accenture (formerly Andersen Consulting). He was previously a director of Quantum Corp. until September 2005.

Mr. Sanderson has over 25 years of experience in senior management in the technology industry and consulting with major commercial and federal government clients on a broad array of issues. His expertise in information technology and leadership experience managing technology businesses, including international operations, provides insights and perspectives that our board views as important to us as a global provider of information technology services.

Committees of the Board of Directors

Following the separation, the standing committees of our Board of Directors will include an Audit Committee, a Human Resources and Compensation Committee, a Nominating and Corporate Governance Committee and an Ethics and Corporate Responsibility Committee, each as further described below. Following our listing on the NYSE and in accordance with the transition provisions of the rules of the NYSE applicable to companies listing in conjunction with a separation, each of these committees will, by the date required by the rules of the NYSE, be composed exclusively of directors who are independent. Other committees may also be established by the Board of Directors from time to time.

Audit Committee. The members of the Audit Committee are expected to be                . The Audit Committee will have the responsibility, among other things, to meet periodically with management and with both our independent auditor and internal auditor to review audit results and the adequacy of and compliance with our system of internal controls. In addition, the Audit Committee will appoint or discharge our independent auditor, and review and approve auditing services and permissible non-audit services to be provided by the independent auditor in order to evaluate the impact of undertaking such added services on the independence of the auditor. The responsibilities of the Audit Committee, which are anticipated to be substantially identical to the responsibilities of Parent’s Audit Committee, will be more fully described in our Audit Committee charter. The Audit Committee charter will be posted on our website and will be available in print to any stockholder who requests it. By the date required by the transition provisions of the rules of the NYSE, all members of the Audit Committee will be independent and financially literate. Further, the Board of Directors has determined that                 possess accounting or related financial management expertise within the meaning of the NYSE listing standards and that each qualifies as an “audit committee financial expert” as defined under the applicable SEC rules.

Compensation Committee. The members of the Compensation Committee are expected to be                . The Compensation Committee will oversee all compensation and benefit programs and actions that affect our senior executive officers. The Compensation Committee will also provide strategic direction for our overall compensation structure, policies and programs. The responsibilities of the Compensation Committee, which are anticipated to be substantially identical to the responsibilities of Parent’s Human Resources and Compensation Committee, will be more fully described in the Compensation Committee charter. The Compensation Committee charter will be posted on our website and will be available in print to any stockholder who requests it. Each member of the Compensation Committee will be a non-employee director and there are no Compensation Committee interlocks involving any of the projected members of the Compensation Committee.

Nominating and Corporate Governance Committee. The members of the Nominating and Corporate Governance Committee are expected to be                    . The Nominating and Corporate Governance Committee will be responsible for developing and recommending to the Board of Directors criteria for identifying and evaluating director candidates; identifying, reviewing the qualifications of and proposing candidates for election to the Board of Directors; and assessing the contributions and independence of incumbent directors in determining whether to recommend them for reelection to the Board of Directors. The Nominating and Corporate Governance Committee will also review and recommend action to the Board of Directors on matters involving corporate governance and, in general, oversee the evaluation of the Board of Directors. The responsibilities of the Nominating and Corporate Governance Committee, which are anticipated to be substantially identical to the responsibilities of Parent’s Nominating and Corporate Governance Committee, will be more fully described in the Nominating and Corporate Governance Committee charter. The Nominating and Corporate Governance Committee charter will be posted on our website and will be available in print to any stockholder who requests it.

Ethics and Corporate Responsibility Committee. The members of the Ethics and Corporate Responsibility Committee are expected to be                    . The Ethics and Corporate Responsibility Committee will be responsible for reviewing and making recommendations regarding the ethical responsibilities of our employees; reviewing and assessing our policies and procedures addressing the resolution of conflicts of interest involving us, our employees, officers and directors, or their immediate family members, including related party transactions, and addressing any potential conflict of interest involving us and a director or an executive officer; reviewing and establishing procedures for the receipt, retention and treatment of complaints regarding violations of our policies, procedures and standards related to ethical conduct and legal compliance; and reviewing and evaluating the effectiveness of our ethics, compliance and training programs.

Director Independence. Our Board of Directors, upon recommendation of our Nominating and Corporate Governance Committee, is expected to formally determine the independence of its directors following the separation. The Board of Directors of Parent has affirmatively determined that the following directors, who are anticipated to be elected to our Board of Directors, are independent                    . Our Board of Directors is expected to annually determine the independence of directors based on a review by the directors and the Nominating and Corporate Governance Committee. No director will be considered independent unless the Board of Directors determines that he or she has no material relationship with us, either directly or as a partner, stockholder, or officer of an organization that has a material relationship with us. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. To evaluate the materiality of any such relationship, the Board of Directors has determined it is in the best interests of the company to adopt categorical independence standards which will be set forth in the Corporate Governance Guidelines. The standards that will be relied upon by the Board of Directors in affirmatively determining whether a director is independent are composed, in part, of those objective standards set forth in the NYSE rules, which generally provide that:

•

A director who is an employee, or whose immediate family member (defined as a spouse, parent, child, sibling, father- and mother-in-law, son- and daughter-in-law, brother- and sister-in-law and anyone, other than a domestic employee, sharing the director’s home) is an executive officer, of the company, would not be independent until three years after the end of such relationship.

•

A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the company, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service) would not be independent until three years after ceasing to receive such amount.

•

A director who is a partner of or employed by, or whose immediate family member is a partner of or employed by and personally works on the company’s audit, a present or former internal or external auditor of the company would not be independent until three years after the end of the affiliation or the employment or auditing relationship.

•	A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the company’s present executives serve on the other company’s compensation committee would not be independent until three years after the end of such service or employment relationship.

•

A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, would not be independent until three years after falling below such threshold.

Compensation of Non-Employee Directors

Following the separation, director compensation will be determined by our Board of Directors with the assistance of its Human Resources Compensation Committee. It is anticipated that such compensation will consist of combination of cash and stock-based incentives in much the same general configuration as it is currently used by Parent for the directors of Parent.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

New SAIC is currently a wholly-owned subsidiary of Parent. This Compensation Discussion and Analysis provides detailed information regarding Parent’s compensation programs and decisions for New SAIC’s principal executive officer, principal financial officer and its next three most highly compensated executive officers, based on their compensation with Parent for the year ended January 31, 2013. These officers are referred to herein as the “named executive officers.”

This Compensation Discussion and Analysis also describes the ways in which we anticipate that our compensation programs and philosophy will differ after we become a separate public company. Separation from Parent will provide us with the flexibility to establish distinct compensation policies to attract, motivate and retain our executives. In connection with the separation, New SAIC’s Board of Directors will form its own Compensation Committee (the “New SAIC Compensation Committee”) that will be responsible for our future executive compensation programs. Accordingly, our executive compensation programs following the separation may differ from the Parent programs in place during fiscal 2013. In this Compensation Discussion and Analysis, the “Parent Committee” refers to the Human Resources and Compensation Committee of the Board of Directors of Parent, which is responsible for overseeing the compensation program for all of its executives.

Our named executive officers for fiscal 2013 are expected to assume new roles with increased responsibility at New SAIC following the separation. These individuals are:

•	Anthony J. Moraco, who serves as President of the group that will comprise New SAIC, and is expected to serve as New SAIC’s Chief Executive Officer.

•	John R. Hartley, who serves as Senior Vice President and Corporate Controller of Parent, and is expected to serve as New SAIC’s Chief Financial Officer.

•	Thomas G. Baybrook, who serves as Chief of Administration and Operations of the group that will comprise New SAIC and is expected to serve as New SAIC’s Chief of Administration and Operations.

•	Deborah L. James, who serves as Parent’s Executive Vice President—Communications and Government Affairs and is expected to serve as New SAIC’s Sector President—Technical Services.

•

Executive Summary

Pay for Performance Philosophy

Historically

Parent’s executive compensation program is designed to align the interests of senior management with stockholders by tying a significant majority of their potential compensation to the achievement of performance goals or stock price appreciation through annual incentive bonuses, stock options and performance-based equity awards. Each year the Parent Committee establishes performance targets for the annual incentive program and performance share program that require the achievement of significant financial results. The Parent Committee assesses actual performance against these financial targets at the end of each year for the annual incentive program and at the end of each three-year cycle for the performance share program. While the Parent Committee believes that financial performance should be the most significant driver of compensation, other factors that drive long-term value for stockholders are also considered as part of Parent’s annual cash incentive program, including leadership behaviors, factors contributing to a top-tier workplace environment, improvements in efficiency and effectiveness, and winning key business opportunities. Ultimately, the amount of compensation awarded to Parent executives is determined based on performance and what the Parent Committee believes is in the best interests of stockholders.

For fiscal 2013, the Parent Committee continued its practice of awarding a majority of total target compensation to its senior management in the form of performance-based incentive compensation, with only a small portion of the total potential compensation being provided in the form of base salary. Only 24% of total targeted direct compensation for our Chief Executive Officer, Mr. Moraco, was base salary, while the remaining 76% was linked directly to performance. For our other named executive officers, between 66% and 70% of their respective targeted compensation was tied to performance.

Going Forward

Following the separation, it is expected that New SAIC will adopt a similar pay-for-performance philosophy in order to align the interests of senior management with stockholders.

Compensation Governance

Historically

Other aspects of Parent’s compensation program are intended to further align Parent’s executives’ interests with its stockholders. These include:

•	total compensation for executives targeted at competitive market median levels;

•	stock ownership guidelines that require executive officers to accumulate and hold Parent shares with a value of at least five times their base salary;

•

a “clawback” policy that permits the Parent Committee to recover incentive compensation if there is a material restatement of Parent’s financial results for any reason, or if the executive was involved in misconduct;

•	an annual compensation risk assessment to identify incentives that could lead to excessive risk-taking;

•	no special or supplemental pension, health or death benefits for executives; and

•

a “double-trigger” for change in control benefits, meaning that no benefits are paid solely due to a change in control (an executive’s employment must be terminated following a change in control to receive benefits).

Going Forward

Following the separation, it is expected that the New SAIC Compensation Committee will adopt programs with principles and components that appropriately reflect New SAIC’s business needs and strategy.

Elements and Objectives of Compensation Program

Historically

Under the direction of the Parent Committee, Parent provides the following principal elements of compensation to its executive officers:

Base Salary. Consistent with Parent’s philosophy of tying pay to performance, its executives receive a minority portion of their overall compensation in the form of base salary. In order to effectively attract and retain talented executives, Parent provides a fixed base salary to its executive officers based on their level of responsibility, expertise, skills, knowledge and experience and on competitive peer company data.

Variable Incentive Compensation. Parent uses a combination of cash and equity incentive awards to foster and reward performance in key areas over different timeframes. Parent’s annual cash incentive awards are based upon performance against predetermined goals for the fiscal year in order to encourage and to reward contributions to its annual financial, operating and strategic objectives. Parent provides medium- and long-term equity incentive awards to its executive officers to motivate them to stay with Parent and to build stockholder value through their future performance. Because Parent intends these equity awards to help motivate its executive officers to stay and continue to build future stockholder value, the Parent Committee generally does not consider an executive officer’s current stock or option holdings in making additional awards.

The following chart summarizes the relevant performance measures and time frames used to assess Parent variable pay elements for fiscal 2013:

Other Benefits. Parent also provides its executive officers with benefits generally available to other employees, such as participation in Parent health, benefit and retirement programs. Parent’s executive officers are also entitled to certain benefits if their employment is terminated following a change in control.

Going Forward

Going forward, it is expected that New SAIC will adopt a compensation program with objectives and elements of compensation that appropriately incentivize its management team in view of New SAIC’s business needs and strategy.

Considerations in Determining Direct Compensation

Historically

In determining the amounts of direct compensation (salary, annual and long-term incentives) to be awarded to Parent executive officers, the Parent Committee considers the company’s overall performance, the performance of operating units under the executive officer’s management, individual performance as measured against performance goals and criteria, and competitive market data for Parent’s compensation peer group. The Parent Committee reviews and approves the amounts of direct compensation to be provided to its executive officers for each fiscal year.

At the beginning of each fiscal year, the Parent Committee reviews and approves:

•	the amount of base salary to be provided for the upcoming year;

•	the payout range for the cash incentive awards that may be earned for the year and the performance goals and criteria upon which the amounts of the awards will be determined;

•

the payout range for performance share awards, if any, that may be earned for the three-year performance period beginning in that fiscal year and the performance goals and criteria upon which the amounts of the awards for the relevant performance period will be determined; and

•	the mix and amount of equity incentive awards (including performance share awards, restricted stock units, and stock options) to be granted to its executive officers.

In approving payout ranges, the Parent Committee determines the levels of performance that must be achieved in order to receive a minimum, target and maximum payout amount. Upon completion of each fiscal year, the Parent Committee approves the payment, if any, of cash incentive awards and the number of performance shares that are earned based upon the achievement of the predetermined performance goals and criteria for the performance period just completed.

Company and Operational Group Performance

Parent’s overall performance (or a combination of company and group performance for executive officers with operational responsibilities) determines 80% of the amount of any cash incentive awards to be paid upon completion of the fiscal year. Amounts are principally determined based upon the company’s or group’s achievement of financial and operating objectives set at the beginning of the fiscal year, but the Parent Committee retains the discretion to reduce the payouts when appropriate.

Individual Performance

Individual performance is a factor in setting base salaries, and individual contributions to the achievement of Parent enterprise goals determine 20% of the amount of any cash incentive awards to be paid upon completion of the fiscal year. In determining base salaries, the Parent Committee reviews a performance assessment for each of its executive officers, as well as compensation recommendations provided by Parent’s Chief Executive Officer and Parent’s Executive Vice President for Human Resources. The Parent Committee also considers market data and information provided by its independent compensation consultant. Executive officers at Parent (and going forward at New SAIC) do not propose their own compensation. In addition, in determining bonus amounts, the Parent Committee considers whether the executive officer has achieved predetermined objectives applicable to his or her organization, his or her individual contributions and other leadership accomplishments. The individual performance goals consist of objectives relating to matters such as ethics and integrity, maintaining a top-tier workplace environment, collaboration, customer satisfaction and retention, business development in strategic areas and certain other financial and operating goals.

Comparable Market Compensation

The Parent Committee compares the amount of direct compensation it provides to Parent’s executive officers to that provided by companies with whom Parent competes for executive talent with similar roles and responsibilities. To assist with this effort, the Parent Committee asks its independent compensation consulting firm, Frederic W. Cook & Co., to review and benchmark each element of direct compensation (including salary and cash and equity incentives) it provides to its executive officers. For fiscal 2013, Frederic W. Cook & Co. compared each element of direct compensation it provides to members of its senior management against that provided by other publicly-traded engineering, information technology, consulting and defense companies, which Parent refers to as its “compensation peer group.” The Parent compensation peer group for fiscal 2013 consisted of the following companies:

• Accenture, Ltd.	• General Dynamics Corporation	• Northrop Grumman Corporation

• AECOM Technology Corporation	• Harris Corporation	• Raytheon Company

• CGI Group, Inc.	• Jacobs Engineering Group Inc.,	• Rockwell Collins, Inc.

• Computer Sciences Corporation	• KBR, Inc.	• Unisys Corporation

• Exelis Inc.	• L-3 Communications Holdings, Inc.	• URS Corporation

This Parent compensation peer group is periodically reviewed and updated. It consists of companies that Parent believes has similar revenues and industry focus to Parent’s focus, as well as companies against which Parent competes for talent and stockholder investment. The Parent compensation peer group is structured so that no company within the survey has annual revenues greater than three times or less than approximately one-third of Parent’s revenues. For comparison purposes for fiscal 2013, Parent annual revenues were at approximately the 58th percentile of the revenues of the compensation peer group. For fiscal 2013, the Parent Committee decided to eliminate Automatic Data Processing, Inc., Fiserv, Inc., and Synnex Corporation from the compensation peer group and to add AECOM Technology Corporation, Exelis Inc., Harris Corporation, Jacobs Engineering Group Inc., KBR, Inc. and Northrop Grumman Corporation. These changes are a result of Parent’s periodic assessment to ensure that Parent’s compensation peer group remains comprised of similarly situated companies in view of the evolving nature of Parent’s business and the competitive landscape.

In addition to the compensation peer group, Frederic W. Cook & Co. also reviewed multiple broad-based third-party surveys and compiled information for the Parent Committee’s consideration regarding compensation that other comparably-sized companies provide to their chief executive officer, chief financial officer and other members of senior management. For Parent Group Presidents, Parent compares the compensation it provides against compensation received by managers of operating units or subsidiaries of similar size to Parent groups.

The Committee considers this survey data and analysis when evaluating appropriate levels of direct compensation. To be competitive in the market for Parent executive-level talent, Parent generally will:

•

target overall compensation for its executive officers at the market median, although the actual cash incentive awards paid will vary based on operating performance and may therefore generate compensation that is higher or lower than the market median; and

•	award higher levels of compensation, when appropriate, in recognition of the importance or uniqueness of the role of an executive officer or to address retention concerns.

Going Forward

Following the separation, it is expected that the New SAIC Compensation Committee will retain an independent compensation consultant to provide advice and assistance in establishing compensation programs that are specifically designed to attract, motivate and retain New SAIC executives, including our named executive officers. We also expect that the New SAIC Compensation Committee will be responsible for reviewing and approving compensation under these programs for the named executive officers. In addition, we expect the compensation programs will be designed to reflect measures, targets and goals reflective of New SAIC’s business and industry using our competitive marketplace as a benchmark.

Compensation Decisions for Fiscal 2013

Compensation Mix

The chart below depicts each principal element of targeted compensation as a percentage of total targeted direct compensation for New SAIC named executive officers for fiscal 2013.

As indicated above, base salary represents a smaller portion of overall compensation than performance-based cash and equity incentive awards. The allocation of a meaningful portion of overall compensation to cash incentive awards demonstrates the Parent Committee’s belief that a substantial portion of total compensation should reflect the actual achievement of predetermined individual and company goals. The allocation of a majority of compensation in the form of restricted stock units, stock options and performance share awards reflects the principle that a substantial portion of total compensation should be delivered in the form of equity awards in order to align the interests of Parent executive officers with those of Parent stockholders. Parent believes that a combination of restricted stock units, stock options and performance share awards provides an appropriate balance of medium and long-term incentives.

The various amounts of compensation provided to New SAIC named executive officers for fiscal 2013 are set forth in more detail in the tables in this Information Statement under the caption “Executive Compensation.” The allocation of restricted stock units, performance share awards and stock options in the chart above are based on the grant date fair value and reflect the target number of performance shares for the full three-year performance period. The actual value of these awards will be based on our future financial performance and the New SAIC stock price.

Base Salary

Historically

In approving the fiscal 2013 base salaries for Parent executive officers, the Parent Committee considered its independent consultant’s analysis of pay levels among the compensation peer group and survey data which indicated that base salaries for Parent executive officers were, on average, at approximately competitive median levels, although each executive officer may have a base salary slightly above or below the median of the market. Actual individual base salary amounts also reflect the Parent Committee’s judgment with respect to each executive officer’s responsibility, performance, experience and other factors, including internal equity considerations, the individual’s historical compensation and any retention concerns.

Going Forward

It is expected that the New SAIC Compensation Committee will adopt similar principles and approaches with respect to base salary.

Annual Cash Incentive Awards

Historically

Parent provided cash incentive awards to Parent’s executive officers in fiscal 2013, the amounts of which depended upon the achievement of specific financial, operating and individual performance goals approved by the Parent Committee. In the first quarter of fiscal 2013, the Parent Committee approved the threshold, target and maximum bonus amounts for the cash incentive awards and the performance goals and criteria upon which the amounts of the awards would be determined. In March 2013, the Parent Committee will approve the payment of cash incentive awards based upon performance against the predetermined goals and criteria for the fiscal year ended January 31, 2013.

Fiscal 2013 Cash Incentive Awards. For fiscal 2013, the Parent Committee set the target amount of the cash incentive award at 75% of base salary for Mr. Moraco, and between 74% and 95% of base salary for the other named executive officers.

The actual amount of the cash incentive award to be paid will be based upon the extent to which performance under each of the criteria met, exceeded or was below target. Award levels were structured to range from 60% to 150% of the target payout amount for all performance criteria. To the extent that performance was less than 80% as measured against Parent’s performance goals, no bonus amount would be paid with respect to such performance criteria, and to the extent that performance was above 125% as measured against Parent’s performance goals, the bonus amount would be capped at 150% of the target payout amount.

For the New SAIC named executive officers, the threshold, target and maximum bonus amounts for the fiscal 2013 cash incentive awards and the amounts of the awards actually earned by the officers, were as follows:

	Threshold Award	Target Award	Maximum Award	Actual Award(1)	Actual Award as a % of Target(1)
Anthony J. Moraco	$225,000	$375,000	$562,500
John R. Hartley	$225,000	$375,000	$562,500
Thomas G. Baybrook	$210,000	$350,000	$525,000
Deborah L. James	$183,000	$305,000	$457,500

(1)	Actual award amounts are not calculable as of the date of this filing and are expected to be determined on or about March 21, 2013.

Performance Goals for Cash Incentive Awards. At the beginning of each fiscal year, the Parent Committee approves performance goals for the upcoming year consisting of objective financial goals, which are weighted at 80%, and other strategic and individual performance goals, which are weighted at 20%. The actual amount of the cash incentive award to be paid in March 2013, will be determined based upon the achievement of the goals set at the beginning of the fiscal year. Revenue and operating income were used as financial goals because they most directly align with Parent’s growth strategy and Parent believes they generally are strongly correlated with potential stockholder value. Parent uses average days working capital to measure how efficiently Parent uses working capital relative to the size of Parent’s business and operating units. Because the financial goals are considered the most important factors and are objectively measurable, Parent weighs these goals more heavily at 80%. Parent believes that individual contributions to Parent’s other enterprise goals described below contribute to the achievement of Parent’s financial goals over time and that a 20% weighting for these goals is appropriate to encourage individual efforts in an array of areas that should ultimately lead to improved financial performance for the company.

The performance measures, their relative weightings, the targeted achievement levels and actual performance for fiscal 2013 were:

	Weighting	Target	Actual	Award level (1)
Financial Goals(1)
Revenue	24%	$11 billion
Operating Income (2)	36%	$860 million
Average Days Working Capital (3)	20%	47 days

Total Weighting for Financial Goals:	80%

Other Strategic and Individual Goals(4)	20%

(1)	Award amounts for Parent’s corporate management, which include Mr. Hartley and Ms. James are determined by reference to Parent’s consolidated financial information. Award amounts for Parent Group Presidents, which include Mr. Moraco and Mr. Baybrook, are determined by reference to both the financial results of their respective Groups and Parent’s consolidated financial information, weighted equally, to encourage a balanced focus on group and company-wide goals.

(2)	For Parent Group Presidents, a portion of this weighting is based on Group-level profit before taxes.

(3)	Determined by dividing total working capital at quarter-end by average daily sales during the quarter. Goals and payouts are based on the average of quarter-end days working capital for the four fiscal quarters.

(4)	The individual performance goals consist of objectives relating to matters such as ethics and integrity, maintaining a top-tier workplace environment, collaboration, customer satisfaction and retention, business development in strategic areas and certain other financial and operating goals.

Going Forward

It is expected that the New SAIC Compensation Committee will adopt an annual incentive program with measures and goals that will be designed to reflect our business and incentivize performance that advances our strategic objectives.

Long-Term Incentive Awards

The amounts of these awards granted under Parent’s 2006 Equity Incentive Plan are determined based on market data and vary based upon an executive officer’s position and responsibilities.

Stock Options. Approximately 25% of the targeted total value of equity awards granted to New SAIC named executive officers in fiscal 2013 was comprised of stock options. These options vest 20% of the shares at the end of each of the first three years and 40% of the shares at the end of the fourth year and expire at the end of the seventh year. The objective of these awards is to link rewards to the creation of stockholder value over a longer term and aid in employee retention with a vesting schedule weighted toward the end of the option term. Parent believes that stock options motivate Parent executives to build stockholder value because they may realize value only if Parent’s stock appreciates over the option term.

Restricted Stock Units. Approximately 25% of the targeted total value of equity awards granted to New SAIC named executive officers in fiscal 2013 was in the form of restricted stock units (RSUs). These RSUs vest 20% of the shares at the end of each of the first three years and 40% of the shares at the end of the fourth year. RSUs are intended to provide a strong incentive for employee retention and promote the building of stockholder value.

Performance Share Awards.

Approximately 50% of the targeted total value of equity awards granted to New SAIC named executive officers in fiscal 2013 was in the form of performance share awards that may result in shares being issued depending on the company’s achievement of specific financial performance goals for each fiscal year over the three-year performance period covering fiscal 2013 through fiscal 2015. In the first quarter of fiscal 2013, the Parent Committee set the performance goals for fiscal 2013 and approved the threshold, target and maximum performance share award amount for the entire three-year period, one-third of which is allocated to each of the respective three year performance periods and is set forth in the “Grants of Plan-Based Awards” table on page 93.

The following table sets forth the target number of shares and corresponding target value for performance share awards granted in fiscal 2013 for the three-year performance period covering fiscal 2013 through fiscal 2015, with the target number of shares based on a value of $13.21 per share, the closing sales price of Parent’s common stock on the NYSE on the trading day before the grant date.

	Target Shares	Target Value
Anthony J. Moraco	45,421	$600,000
John R. Hartley	15,141	$200,000
Thomas G. Baybrook	26,496	$350,000
Deborah L. James	18,926	$250,000

The Parent Committee approved the following performance goals and payout levels for fiscal 2013:

Level of Performance	Internal Revenue Growth (50% weighting)	Diluted Earnings Per Share Growth (50% weighting)
Threshold (50% payout)	(2.7%)	($0.08)
Target (100% payout)	0.0%	$0.02
Maximum (150% payout)	2.7%	$0.08

The number of shares to be issued under the first tranche of the award will be based on fiscal 2013 performance against each of the above performance measures, weighted equally.

Parent used diluted earnings per share growth as a performance metric for the performance share awards because it is a key measure of profitability followed by stockholders and market analysts and it also reflects share dilution management and non-recurring items. It encourages control of tax expense and includes the dilutive or accretive effect of acquisitions. Parent used internal revenue growth because it encourages growth of the business without regard to diluted shares outstanding and non-recurring items. The Parent Committee determined that an equal weighting would provide an appropriate balance between these measures.

Going Forward

It is expected that the New SAIC Compensation Committee will maintain a program to deliver long-term incentive awards to our executives and other employees appropriate for our business needs. However, the types of awards provided, the allocation of grant date award values among the mix of awards and the performance measures to be used may differ from Parent’s past practices.

With respect to equity incentive awards held by our named executive officers that are outstanding on the date of the separation and for which the underlying security is Parent comment stock, it is expected that:

•

unexercised options, unvested restricted stock and unvested RSUs will be converted into corresponding awards of the same type with respect to New SAIC common stock, with adjustments to exercise prices and the number of underlying shares as appropriate to preserve the intrinsic value of the awards;

•

unvested performance share awards will be converted into New SAIC RSUs that will vest at the end of the original performance periods and have an underlying number of shares of New SAIC common stock based on (i) the achievement of the performance goals for the applicable performance cycle prorated to reflect the portion of the performance cycle that has elapsed through the separation date; plus (ii) the target value of the original award prorated to reflect the remaining portion of the performance cycle from the separation date through the end of the original performance period.

Other Benefits Provided in Fiscal 2013

Historically

In addition to the elements of direct compensation described above, Parent also provides executive officers with the following benefits:

Health and Welfare Benefits

Parent executive officers are entitled to participate in all health and welfare plans that Parent generally offers its eligible employees, which provide medical, dental, health, group term life insurance and disability benefits. Parent believes that these health and welfare benefits are reasonable in scope and amount and are of the kind typically offered by other companies against which Parent competes for executive talent.

Retirement Benefits

Parent executive officers are entitled to participate in the same defined contribution retirement plan (“Parent Retirement Plan”) that is generally available to all of its eligible employees. Parent makes matching contributions to eligible participants’ retirement plan accounts based on a percentage of the first 6% of their “eligible compensation” under applicable rules. The Committee believes that this retirement program permits Parent’s executives to save for their retirement in a tax-effective manner.

Deferred Compensation Plans

To provide other tax-deferred means to save for retirement, Parent maintains certain deferred compensation plans that allow our named executive officers and other eligible participants to elect to defer all or a portion of any cash or certain equity incentive awards granted to them under Parent cash incentive or stock plans. Parent makes no contributions to New SAIC named executive officers’ accounts under these plans. In addition, Parent maintains a deferred compensation plan that allows our named executive officers and other eligible participants to elect to defer a portion of their eligible salary. Vested deferred balances under the plans will generally be paid upon retirement or termination. These plans are described in more detail under “Nonqualified Deferred Compensation” beginning on page 95.

Perquisites and Personal Benefits

Parent generally does not provide perquisites and personal benefits to its executive officers that are not otherwise available to other employees.

Going Forward

It is expected that the New SAIC Compensation Committee will adopt competitive compensation programs that include health and welfare benefits, retirement benefits and deferred compensation plans. The specific terms of such benefits have not yet been determined.

Other Policies and Considerations

Assessment of Risks in Parent Compensation Programs

Historically

In fiscal 2013, the Parent Committee directed management to undertake a risk assessment of Parent’s compensation programs and asked Frederic W. Cook & Co., the Parent Committee’s independent compensation consultant, to review the assessment. In conducting the assessment, Parent reviewed its pay practices and incentive programs to identify any potential risks inherent in its compensation programs. Parent also reviewed the risks facing Parent and evaluated whether its compensation practices and programs could be expected to increase or help mitigate these risks. The finding of the assessment, with which the Parent Committee concurred, was that Parent’s compensation programs are effectively designed to help mitigate excessive risk-taking that could harm Parent’s value or reward poor judgment by Parent’s executives or other employees. The factors considered in reaching this conclusion include:

•	short-term incentive measures are balanced among different financial measures, with targets that are intended to be achievable upon realistic levels of performance;

•	significant weighting towards long-term incentive compensation promotes long-term decision making and discourages short-term risk taking;

•	maximum payouts are capped at levels that do not reward excessive risk-taking;

•	goals are based on company and group performance measures, which mitigates excessive risk-taking within any particular business unit;

•	Parent’s compensation recoupment policy allows Parent to recover compensation based on financial results that are subsequently restated or if fraud or intentional misconduct is involved; and

•	Parent’s stock ownership guidelines encourage a long-term perspective.

Going Forward

It is expected that the New SAIC Compensation Committee will undertake similar reviews, and that New SAIC’s compensation policies and practices will be structured so as to promote long-term value creation while discouraging unnecessary or excessive risk-taking.

Equity Award Grant Practices

Historically

The Parent Committee is responsible for the administration of its equity incentive plans. In advance of each fiscal year, the Parent Committee predetermines the dates on which equity awards will be granted during the following fiscal year to new and existing employees, including its executive officers. These grant dates are selected to occur after the dates it anticipates releasing its annual and quarterly financial results. Parent generally grants equity incentive awards to its directors, executive officers and all other eligible employees on an annual basis shortly after it announces its financial results for the recently completed fiscal year. In addition to these annual grants, the Parent Committee predetermines four quarterly dates on which any additional equity incentive awards may be made to eligible executive officers or other employees in connection with a new hire, for retention purposes or otherwise. The equity award grant dates for fiscal 2013 were fixed by the Parent Committee in December 2011 and the grant dates for fiscal 2014 were fixed by the Parent Committee in December 2012. The Parent Committee approves all equity awards made to its directors and executive officers.

The exercise price of any option grant is determined by reference to the fair market value of the shares on the grant date, which Parent’s 2006 Equity Incentive Plan defines as the closing sales price of Parent’s common stock on the NYSE on the previous trading day.

Going Forward

Going forward, it is expected that the Parent Committee will be responsible for ensuring that New SAIC will have compensation programs, including an equity incentive plan, at the time of separation from Parent, and it is expected that the Parent Equity Incentive Plan will serve as a model for a New SAIC Plan. After separation, the New SAIC Compensation Committee will adopt the new Equity Incentive Plan (the “New Equity Incentive Plan”) approved by the Parent Committee pre-separation, and it will require the establishment of a post-separation share reserve that covers both equity grants that are converted from Parent to New SAIC as well as the first full year’s post-separation grants to equity plan participants. The New Equity Incentive Plan will be designed as an omnibus award plan that would give the New SAIC Compensation Committee the permission to grant multiple types of long-term incentive awards.

Stock Ownership Guidelines and Policies

Historically

Parent encourages its employees to own Parent stock so that they are motivated to maximize Parent long-term performance and stock value. Under stock ownership guidelines Parent has established, Parent named executive officers are required to accumulate and maintain stockholdings in an amount of Parent’s stock with a value at least equal to five times their base salary. Because they must hold all Parent shares acquired under Parent equity incentive programs until they meet this ownership requirement, which Parent expects will take several years, Parent does not have specific time-based holding periods following the exercise of stock options or vesting of other equity awards. In addition to these ownership guidelines, Parent has also established policies for its executive officers that prohibit certain short-term or speculative transactions in its securities that Parent believes carry a greater risk of liability for insider trading violations and also creates an appearance of impropriety. For example, with respect to Parent securities, executive officers are not permitted to engage in any short sales or any trading in puts, calls or other derivatives on an exchange or other organized market. In addition, executive officers are required to obtain preclearance from Parent’s General Counsel for all transactions in Parent securities.

Going Forward

It is expected that the New SAIC Compensation Committee will consider adoption of stock ownership guidelines for its executive officers, although the specific guidelines have not yet been determined.

Compensation Recoupment Policy

Historically

Under Parent’s compensation recoupment policy, the Parent Committee may require members of senior management to return incentive compensation if there is a material restatement of the financial results upon which the incentive compensation was originally based. If the Parent Committee determines that recovery is appropriate, the company will seek repayment of the difference between the incentive compensation paid and the incentive compensation that would have been paid, if any, based on the restated financial results.

The Parent policy also provides for recovery of incentive compensation from any employee involved in fraud or intentional misconduct, whether or not it results in a restatement of Parent’s financial results. In such a situation, the Parent Committee would exercise its business judgment to determine what action it believes is appropriate under the circumstances.

Parent may seek to recover the applicable amount of compensation from incentive compensation paid or awarded after the adoption of the policy, from future payments of incentive compensation, cancellation of outstanding equity awards and reduction in or cancellation of future equity awards. In cases of fraud or misconduct, Parent may also seek recovery from incentive compensation paid or awarded prior to the adoption of the policy.

Going Forward

It is expected that the New SAIC Compensation Committee will consider adoption of a similar recoupment policy. The specific terms have not yet been determined.

Post-Employment Benefits

Historically

Parent does not maintain a defined benefit or other supplemental retirement plan that would entitle its executive officers to receive company-funded payments if they leave the company.

Upon certain terminations of employment, including death, disability, retirement or a change in control, Parent named executive officers may be eligible for continued vesting of equity awards on the normal schedule or accelerated vesting in full or on a pro rata basis, depending on the nature of event and the type of the award. The purpose of these provisions is to protect previously earned or granted awards by making them available following the specified event. Because these termination provisions are contained in Parent’s standard award agreements for all recipients and relate to previously granted or earned awards, Parent does not consider these potential termination benefits as a separate item in compensation decisions for its named executive officers. Parent’s long-term incentive plans do not provide for additional benefits or tax gross-ups. For more information about potential post-employment benefits, see “—Executive Compensation—Potential Payments Upon Termination or a Change in Control” beginning on page 97.

Going Forward

We do not expect that New SAIC will maintain a defined benefit or other supplemental retirement plan that would entitle its executive officers to receive company-funded payments if they leave the company.

Potential Change in Control and Severance Benefits

Historically

Parent maintains severance protection agreements with its executive officers that would provide them with payments and benefits if their employment is involuntarily terminated following an acquisition of its company as further described under “Executive Compensation—Potential Payment Upon a Change in Control.” Parent believes that these agreements provide an important benefit by helping alleviate any concern the executive officers might have during a potential change in control of Parent and permitting them to focus their attention on Parent’s business. In addition, Parent believes that these agreements are an important recruiting and retention tool, as many of the companies with which we compete for talent have similar arrangements in place for their senior management.

These severance protection agreements renew for successive one-year terms each year, unless either the Parent Committee or an executive officer to which the agreement applies decides not to extend the term of the agreement before October 31st of the prior year. This annual term permits the Parent Committee to regularly review the amount of benefits that would be provided to Parent executive officers in connection with an involuntary termination of their employment following a change in control and to consider whether to continue providing such benefits.

Going Forward

It is expected that the New SAIC Compensation Committee will adopt similar severance protection arrangements for our named executive officers as part of a competitive compensation package.

Tax Deductibility of Executive Compensation

Historically

Parent generally attempts to provide compensation that is structured to maximize favorable tax benefits for Parent. Section 162(m) of the Internal Revenue Code generally limits the deductibility of certain compensation in excess of $1,000,000 paid in any one year to the Chief Executive Officer and the three other most highly compensated named executive officers (other than Parent’s Chief Financial Officer). Qualified performance-based compensation will not be subject to this deduction limit if certain requirements are met.

The Parent Committee periodically reviews and considers the deductibility of executive compensation under Section 162(m) in designing and implementing Parent’s compensation programs and arrangements. As indicated above, at least 90% of Parent’s target cash incentive awards and all of Parent’s performance share award payouts are determined based upon the achievement of certain predetermined financial performance goals under a stockholder-approved plan, which is intended to permit Parent to deduct such amounts pursuant to Section 162(m).

While Parent will continue to monitor its compensation programs in light of Section 162(m), the Parent Committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of Parent and its stockholders. As a result, the Parent Committee may conclude that paying compensation at levels that are not deductible under Section 162(m) is nevertheless in the best interests of its company and stockholders.

Going Forward

It is expected that the New SAIC will provide compensation that is similarly structured to maximize favorable tax benefits for New SAIC.

Transition Grants in Anticipation of Separation

It is expected that the Parent Committee and the New SAIC Compensation Committee will consider granting select senior executives and other employees of Parent and New SAIC one-time equity awards, in the form of stock options and RSUs, at the time that New SAIC separates from Parent (“Transition Grants”). These grants would be primarily intended to (i) improve retention at Parent and New SAIC, (ii) increase opportunity for newly-hired or promoted leaders to share in potential future stock price growth, (iii) reward individuals whose efforts contributed to successful execution of the proposed separation and (iv) improve long-term alignment between executives and stockholders.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers for service to Parent and its subsidiaries, including Science Applications, during fiscal 2013, whether or not such amounts were paid in such year:

Name and principal position	Year	Salary ($)(1)	Stock awards ($)(2)	Option awards ($)(2)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)(4)	Total ($)
Anthony J. Moraco	2013	540,384	500,012	300,002		15,415
President—Intelligence Surveillance & Reconnaissance Group
John R. Hartley	2013	442,035	166,680	100,002		21,757
Senior Vice President and Controller
Thomas G. Baybrook	2013	537,721	291,673	175,006		30,586
Acting President—Defense Solutions Group
Deborah L. James	2013	421,154	208,339	125,001		15,211
Executive Vice President—Communications & Government Affairs

(1)	This column includes amounts paid in lieu of accrued and unused comprehensive leave time.

(2)

These columns reflect the grant date fair value computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718). The awards shown in the “Stock awards” column in the above table include performance share awards which are subject to performance conditions, as well as restricted stock unit awards. Values for performance share awards are computed based upon the probable outcome of the performance conditions as of the grant date of the award. Assuming the highest level of the performance conditions is achieved, the value of the fiscal 2013 performance share awards in the “Stock Awards” column as of the grant date would be as follows: Mr. Moraco, $300,000; Mr. Hartley, $100,000; Mr. Baybrook, $175,000; and Ms. James, $125,000;. The awards shown in the “Option awards” column are not subject to performance conditions. For more information regarding our application of FASB ASC Topic 718, including the assumptions used in the calculations of these amounts, please refer to Note 6 of Notes to Combined Financial Statements included herein.

(3)	Amounts shown in this column represent the actual amounts paid to the named executive officers under Parent’s cash incentive award program for performance in fiscal 2013. The threshold, target and maximum payouts are shown in the “Grants of Plan-Based Awards” table under the column headed “Estimated future payouts under non-equity incentive plan awards.” Amounts payable under the cash incentive award program are not calculable through the latest practicable date and are expected to be determined on or about March 21, 2013.

(4)	Amounts shown in this column primarily represent matching contributions that we made on behalf of our named executive officers in the Parent Retirement Plan. These amounts are as follows: Mr. Moraco, $15,415; Mr. Hartley, $15,298; Mr. Baybrook, $15,638; and Ms. James, $14,836. Amounts for Mr. Baybrook also include $14,948 relating to vesting of his outstanding equity awards upon attaining the age and years of service criteria to become “Special Retirement” eligible as defined in Parent’s award agreements.

Grants of Plan-Based Awards

The following table sets forth information regarding the cash and equity incentive awards made to our named executive officers in fiscal 2013 pursuant to Parent’s 2006 Equity Incentive Plan, including any portion of such awards deferred into Parent’s Key Executive Stock Deferral Plan:

Name	Award type	Grant date	Approval date	Estimated future payouts under non-equity incentive plan awards (1)			Estimated future payouts under equity incentive plan awards (2)			All other option awards; number of securities underlying options (3) (#)	All other stock awards, number of shares of stock or units (#)	Exercise or base price of option awards (4) ($/share)	Grant date fair value of stock and option awards (5) ($)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Mr. Moraco	Cash	3/30/12	3/22/12	270,000	450,000	675,000	—	—	—	—	—	—	—
	Options	3/30/12	3/22/12	—	—	—	—	—	—	164,836	—	$13.21	300,002
	PSA	3/30/12	3/22/12	—	—	—	7,570	15,140	22,711	—	—	—	200,000
	RSU	3/30/12	3/22/12	—	—	—	—	—	—	—	22,711	—	300,012

Mr. Hartley	Cash	3/30/12	3/22/12	225,000	375,000	562,500	—	—	—	—	—	—	—
	Options	3/30/12	3/22/12	—	—	—	—	—	—	54,946	—	$13.21	100,002
	PSA	3/30/12	3/22/12	—	—	—	2,524	5,047	7,571	—	—	—	66,667
	RSU	3/30/12	3/22/12	—	—	—	—	—	—	—	7,571	—	100,013

Mr. Baybrook	Cash	3/30/12	3/22/12	210,000	350,000	525,000	—	—	—	—	—	—	—
	Options	3/30/12	3/22/12	—	—	—	—	—	—	96,154	—	$13.21	175,000
	PSA	3/30/12	3/22/12	—	—	—	4,416	8,832	13,248	—	—	—	116,667
	RSU	3/30/12	3/22/12	—	—	—	—	—	—	—	13,248	—	175,006

Ms. James	Cash	3/30/12	3/22/12	183,000	305,000	457,500	—	—	—	—	—	—	—
	Options	3/30/12	3/22/12	—	—	—	—	—	—	68,682	—	$13.21	125,001
	PSA	3/30/12	3/22/12	—	—	—	3,154	6,309	9,463	—	—	—	83,333
	RSU	3/30/12	3/22/12	—	—	—	—	—	—	—	9,463	—	125,006

(1)	Amounts in these columns represent the threshold, target and maximum payout amounts of cash incentive awards with actual payouts based upon the achievement of pre-established levels of performance during fiscal 2013, as discussed in our Compensation Discussion and Analysis beginning on page 80. The target payout amounts for the cash incentive awards were 75% of base salary for the Chief Executive Officer and between 74% and 95% of base salary for each other named executive officer. The threshold payout amounts represented 60% of the target amounts and the maximum payout amounts represented 150% of the target amount. The actual amounts that were paid to the named executive officers with respect to fiscal 2013 are set forth in the table entitled “Summary Compensation Table” under the column headed “Non-equity incentive plan compensation.”

(2)

Amounts in these columns represent the threshold, target and maximum payout amounts of performance share awards (PSA) granted in fiscal 2013 that may result in shares being issued at the end of a three-year performance period based upon the company’s achievement of pre-established levels of performance for fiscal 2013, as discussed in our Compensation Discussion and Analysis beginning on page 80. The number of shares that will ultimately be issued can range from 50% to 150% of the target number of shares and will be based on the level of achievement for each performance goal for fiscal 2013, subject to the discretion of the Compensation Committee. If performance is below the threshold level of performance, no shares will be issued. The target grant date value payout amounts for the performance share awards covering the three-year period from fiscal 2013 through fiscal 2015 were between 50% and 120% of base salary. The target number of shares underlying these awards was based on a value of $13.21 per share, the closing sales price of Parent’s common stock on the NYSE on the trading day before the grant date. The threshold grant date value payout amounts represented 50% of the target amounts and the maximum payout amounts represented 150% of the target amounts.

(3)	Amounts in this column represent the number of shares of common stock underlying options issued in fiscal 2013. All such options vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.

(4)	Parent’s equity plan defines “fair market value” as the closing sales price of Parent’s common stock on the NYSE on the trading day before the grant date which is the exercise price.

(5)	Amounts represent the grant date fair value determined in accordance with FASB ASC Topic 718. These amounts do not reflect the value that may be actually realized by the recipient and do not reflect changes in Parent’s stock price after the date of grant.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding option, restricted stock and performance share awards issued pursuant to Parent’s 2006 Equity Incentive Plan that were held by our named executive officers at the end of fiscal 2013, including awards previously deferred under our Key Executive Stock Deferral Plan:

	Option awards (1)				Stock awards
Name	Number of securities underlying unexercised options (exercisable)	Number of securities underlying unexercised options (unexercisable)	Option exercise price ($)	Option expiration date	Grant Date	Number of shares of stock or units that have not vested (2)	Market value of shares of stock or units that have not vested ($) (3)	Equity incentive plan awards; number of unearned shares, units or other rights that have not vested (#) (4)	Equity incentive plan awards; market or payout value of unearned shares, units or other rights that have not vested ($) (3)
Mr. Moraco	24,000	—	18.73	4/03/13	4/01/11	—	—	8,866	107,273
	18,900	12,600	18.46	4/02/14	3/30/12	23,671	286,415	7,885	95,410
	13,505	20,259	17.42	4/01/15	—	—	—	—	—
	15,113	60,454	16.92	3/31/18	—	—	—	—	—
	—	164,836	13.21	3/29/19	—	—	—	—	—

Mr. Hartley	35,000	—	18.73	4/03/13	4/09/10	6,977	84,422	—	—
	22,260	14,840	18.46	4/02/14	4/01/11	—	—	5,387	65,178
	17,874	26,813	17.42	4/01/15	3/30/12	7,891	95,480	2,628	31,805
	8,816	35,265	16.92	3/31/18	—	—	—	—	—
	—	54,946	13.21	3/29/19	—	—	—	—	—

Mr. Baybrook	24,000	—	18.73	4/03/13	4/01/11	—	—	5,387	65,178
	18,900	12,600	18.46	4/02/14	3/30/12	13,808	167,074	4,600	55,656
	13,505	20,259	17.42	4/01/15	—	—	—	—	—
	8,816	35,265	16.92	3/31/18	—	—	—	—	—
	—	96,154	13.21	3/29/19	—	—	—	—	—

Ms. James	24,000	—	18.73	4/03/13	4/01/11	—	—	6,156	74,492
	18,900	12,600	18.46	4/02/14	3/30/12	9,863	119,340	3,286	39,755
	13,505	20,259	17.42	4/01/15	—	—	—	—	—
	10,075	40,303	16.92	3/31/18	—	—	—	—	—
	—	68,682	13.21	3/29/19	—	—	—	—	—

(1)	Information in these columns relates to options to purchase shares of common stock held by our named executive officers at the end of fiscal 2013. Options expiring before 2018 were granted five years prior to their respective expiration dates. Options expiring in 2019 were granted seven years prior to their respective expiration dates. All options vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.

(2)	Information in this column relates to shares of Parent common stock underlying restricted stock awards or restricted stock units held by our named executive officers at the end of fiscal 2013, including units held in Parent’s Key Executive Stock Deferral Plan. Amounts also include restricted stock units issued as dividend equivalents as follows: Mr. Moraco, 960; Mr. Hartley, 320; Mr. Baybrook, 560; Ms. James, 400. All restricted stock awards vest as to 20%, 20%, 20% and 40% of the shares on the first, second, third and fourth year anniversaries of the date of grant, respectively. Any restricted stock awards or restricted stock units previously deferred by our named executive officers are also reflected in the table under the caption “Nonqualified Deferred Compensation” below.

(3)	The market value is based upon $12.10 per share, the closing sales price of Parent common stock on the NYSE on January 31, 2013.

(4)	Amounts in this column represent the number of shares relative to the first performance year that would be issued upon achieving the threshold level of performance for fiscal 2013. The actual number of shares earned with respect to the first year of the three-year period will not be issued until the end of the three-year performance period; provided that the named executive officer remains employed by us at the end of the three-year period.

Option Exercises and Stock Vested

The following table sets forth information regarding shares of common stock acquired by our named executive officers during fiscal 2013 upon the vesting of restricted stock awards or restricted stock units. There were no option exercises during fiscal 2013.

	Stock awards

Name	Number of shares acquired on vesting(1)	Value realized on vesting ($)(2)
Mr. Moraco	3,204	41,853

Mr. Hartley	5,743	74,384

Mr. Baybrook	3,204	59,178

Ms. James	3,204	41,006

(1)	Information in this column relates to shares of Parent common stock underlying restricted stock awards or restricted stock units, including units held in Parent’s Key Executive Stock Deferral Plan, in which our named executive officers vested in fiscal 2013. These awards vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively. Any restricted stock awards previously deferred by our named executive officers are reflected in the table under the caption “Nonqualified Deferred Compensation” below.

(2)	Value realized on vesting is based on the closing price of Parent’s common stock on the date of vesting.

Nonqualified Deferred Compensation

Historically

Parent provided benefits to its named executive officers during fiscal 2013 under the following nonqualified deferred compensation plans, which are summarized below:

The Parent Keystaff Deferral Plan allows eligible participants to elect to defer all or a portion of any cash or vested equity incentive awards granted to them under Parent’s cash incentive or stock incentive plans. Parent makes no contributions to participants’ accounts under the Keystaff Deferral Plan, although participant deferrals, which are reflected in dollars, earn interest during the deferral period. Distributions under the Keystaff Deferral Plan are then made to participants in cash. Deferred balances under this plan will generally be paid upon retirement or termination.

The Parent Key Executive Stock Deferral Plan allows eligible participants to elect to defer all or a portion of their cash or certain equity incentive awards granted to them under Parent’s cash incentive or stock incentive plans. Participant deferrals generally correspond to stock units of Parent’s common stock. Shares equivalent to deferrals may be deposited to a rabbi trust to fund benefits for participants. Parent makes no contributions to participants’ accounts under the Key Executive Stock Deferral Plan. Distributions under the Key Executive Stock Deferral Plan are then made to participants in shares of common stock corresponding to the number of vested stock units held for the participant. Vested deferred balances under this plan will generally be paid upon retirement or termination.

The Parent Management Stock Compensation Plan is an unfunded compensation arrangement established to allow Parent to make deferred stock awards to a select group of management. Following the granting of an award, Parent may elect to contribute shares of its common stock to a rabbi trust in an amount that generally corresponds to the number of share units credited to participants’ accounts. Each award is subject to a vesting schedule not to exceed seven years. Generally, the unvested portion of an awardee’s account is forfeited upon termination of employment. Participants’ awards become fully vested and will be distributed upon the occurrence of such participant’s death or a change in control, each as defined in the plan. Each distribution is made in the form of common stock. Participants will generally receive a distribution of their award following termination of employment or retirement.

The Parent 401(k) Excess Deferral Plan (Excess Plan) is a pre-tax savings plan that allows eligible participants to defer up to 20% of their eligible compensation. Salary deferrals into the Excess Plan do not start until after an eligible participant has met the annual IRS contribution limit for the Parent Retirement Plan. Bonuses are not eligible for deferral to the Excess Plan. The investment options in the Excess Plan are similar to those in the Parent Retirement Plan but do not include the Parent Stock Funds. Vested deferred balances under this plan will generally be paid following separation from service.

The following table sets forth information regarding deferrals under and aggregate earnings and withdrawals in fiscal 2013 through Parent’s nonqualified deferred compensation plans:

Name	Plan	Executive contributions in fiscal 2013 ($) (1)	Aggregate earnings in fiscal 2013 ($) (2)	Aggregate withdrawals/ distributions in fiscal 2013	Aggregate balance at fiscal year- end ($) (3)
Mr. Moraco	Keystaff Deferral Plan	—	4,743	—	145,446
	Key Executive Stock Deferral Plan	—	(1,742)	—	88,320
	Management Stock Compensation Plan	—	(566)	—	28,714

Mr. Hartley	Keystaff Deferral Plan	—	—	—	—
	Key Executive Stock Deferral Plan	—	—	—	—
	Excess Plan	35,930	7,144	—	74,410

Mr. Baybrook	Keystaff Deferral Plan	—	—	—	—
	Key Executive Stock Deferral Plan	—	—	—	—
	Management Stock Compensation Plan	—	(431)	—	21,843

Ms. James	Keystaff Deferral Plan	—	1,048	—	32,198
	Key Executive Stock Deferral Plan	305,041	(35,534)	—	1,391,899
	Management Stock Compensation Plan	—	(431)	—	21,843
	Excess Plan	74,769	6,362	—	138,689

(1)	Amounts in this column represent deferred cash awards. These amounts are also included as compensation in the “Summary Compensation Table.”

(2)	With respect to the Keystaff Deferral Plan, amounts in this column represent interest earned during fiscal 2012 on cash previously deferred based on the Moody’s Seasoned Corporate Bond Rate minus 1% (3.36% in calendar 2012 and 3.08% in calendar 2013).

With respect to the Key Executive Stock Deferral Plan, amounts in this column represent the aggregate increases or (decreases) in value of stock units corresponding to shares of Parent’s common stock during fiscal 2013. The market value of the shares is based upon $12.10 per share, the closing sales price of Parent’s common stock on the NYSE on January 31, 2013.

With respect to the Excess Plan, amounts in this column represent aggregate returns of the diverse investment options available to eligible participants based on individual participant investment elections. There were no company matching contributions made to the named executive officers’ accounts.

(3)	Amounts in this column represent the value of the holders’ accounts at the end of fiscal 2013. With respect to the Key Executive Stock Deferral Plan, the amounts represent the value of stock units corresponding to shares of common stock held by the named executive officers based on $12.10 per share, the closing sales price of Parent’s common stock on the NYSE on January 31, 2013. Because none of the individuals named in this table were named executive officers in any prior fiscal year, no amounts in this column were reported as compensation in the “Summary Compensation Table” for prior years.

Because none of the individuals included in this table were named executive officers in any prior fiscal year, no amounts were reported in previous summary compensation tables of Parent.

Going Forward

We expect that New SAIC will consider whether to adopt similar nonqualified deferred compensation plans.

Potential Payments Upon Termination or a Change in Control

Parent is not obligated to offer any kind of severance benefits to its named executive officers solely upon termination of employment. Parent entered into the following agreements and arrangements with its named executive officers that would provide them with certain payments and benefits, which are described below, if Parent is subject to a change in control:

•

Severance Protection Agreements. Parent entered into severance protection agreements with each of its executive officers, which provide that if the executive officer is involuntarily terminated without cause or resigns for good reason within a 24-month period following a change in control, he or she will be entitled to receive all accrued salary and a pro rata bonus for the year of termination, plus a single lump sum payment equal to two-and-one-half times the executive officer’s then current salary and bonus amount. The executive officer will also receive such life insurance, disability, medical, dental and hospitalization benefits as are provided to other similarly situated executive officers who continue to be employed for the 30 months following termination and up to 12 months of outplacement counseling. In order to receive the lump sum payment and the 30 months of continued benefits, the executive officer is required to execute a written release of claims. The executive officer is not entitled to receive a “gross up” payment to account for any excise tax that might be payable under the Internal Revenue Code, and the amount of the payments may be reduced to the extent necessary to avoid an excise tax.

•

Stock Incentive and Deferred Compensation Plans. Under the terms of Parent’s stock incentive and deferred compensation plans, all unvested stock, options and deferred compensation awards held by all participants under those plans, including New SAIC’s NEOs, are subject to accelerated vesting upon the occurrence of a change in control under certain circumstances. Outstanding stock options, stock awards and stock units issued to New SAIC’s named executive officers under its Key Executive Stock Deferral Plan, generally become fully vested upon the occurrence of a change in control. Parent’s 2006 Equity Incentive Plan generally provides that vesting will accelerate if the holder is involuntarily terminated or terminates his employment for good reason within 18 months following a change in control. For performance share awards issued under Parent’s 2006 Equity Incentive Plan, shares would be paid out on an immediate pro rata basis based on the percentage of the performance period completed at the time of the change in control. If more than 50 percent of the performance period is completed, the prorated number of shares that would vest is based on company performance up to the date of change in control. If less than 50 percent of the performance period is completed, a prorated target number of shares would vest based on the time elapsed during the performance period.

The following table sets forth estimates regarding the potential value of any cash payments and benefits and accelerated vesting of equity awards to be received by New SAIC named executive officers under the foregoing agreements and plans, assuming that a change in control occurred on the last business day of fiscal 2013:

		Severance protection benefits			Accelerated equity awards				Total
Name	Salary and Bonus (1)	Pro rata bonus (2)	Life insurance, healthcare (3)	Outplace- ment services (4)	Restricted stock and restricted stock units (5)	Option awards (6)	Performance Share Awards (7)	Applicable scale- back (8)	Total gross severance benefits and equity awards (9)
Mr. Moraco
Mr. Hartley
Mr. Baybrook
Ms. James

(1)	Amounts in this column represent a single lump sum equal to two-and-one-half times the sum of (a) the named executive officer’s fiscal 2013 salary and (b) the amount of his or her target bonus for fiscal 2013. This amount of the bonus calculated under subsection (b) is referred to as the “Bonus Amount.”

(2)	Amounts in this column represent a pro rata portion of the Bonus Amount to which the named executive officer would be entitled depending on the number of days that had elapsed in the fiscal year in which he or she is terminated. Because we are required to present all information in this table assuming that the named executive officer is terminated on the last business day of fiscal 2013, the amount of the pro rata Bonus Amount in this column represents the full amount of the executive officers’ respective Bonus Amounts. In addition to the amounts set forth in the column, the named executive officers would also be entitled to be paid for any unused comprehensive leave time they had accrued.

(3)	Amounts in this column represent the estimated value to the named executive officer of life insurance, disability, medical, dental and hospitalization benefits to be received for 30 months following termination.

(4)	Amounts in this column represent the estimated value to the named executive officer of the outplacement counseling services to be provided for 12 months following termination.

(5)	Amounts in this column represent the value of accelerated vesting at the end of fiscal 2013 of (a) shares of restricted stock issued pursuant to the 2006 Equity Incentive Plan, and (b) restricted stock units in Parent’s Key Executive Stock Deferral Plan. For more information regarding the number of shares of unvested stock and stock units held by each of the named executive officers, see the table under the caption “Outstanding Equity Awards at Fiscal Year-End.”

(6)	Amounts in this column represent the value of accelerated vesting of unvested options to purchase shares of common stock issued pursuant to the 2006 Equity Incentive Plan that were held by the named executive officer at the end of fiscal 2013. The exercise price of all unvested options held by the named executive officers exceeded the closing sales price of Parent common stock on the NYSE. For more information regarding the number of shares underlying unvested options held by each of the named executive officers, see the table under the caption “Outstanding Equity Awards at Fiscal Year-End.”

(7)	Amounts in this column represent the value of a pro-rated number of shares underlying outstanding performance share awards issued under Parent’s 2006 Equity Incentive Plan-based on (a) the target number of shares for the 2012-2014 performance period as stated in the “Estimated future payouts under equity incentive plan awards” column of the “Grants of Plan-Based Awards” table and the actual shares earned through January 31, 2013 for the 2013-2015 performance period, (b) the time elapsed during the performance period as of the last business day of fiscal 2013 and (c) a market value based on $12.10 per share, the closing sales price of Parent common stock on the NYSE on January 31, 2013.

(8)	Represents amount of gross severance payments to be reduced to avoid excise taxes which may be payable pursuant to Section 280G and 4999 of the Internal Revenue Code.

(9)	Amounts in this column represent the gross amount of change in control benefits to be received by the named executive officer, without reflecting any federal and/or state income taxes payable with respect to such amounts.

Treatment of Equity Awards Upon Termination

Historically

With respect to outstanding equity awards, Parent’s executive officers are generally treated in the same way as all other employee award recipients if their employment is terminated due to death, disability, retirement or voluntary departure.

In the case of death or disability, restricted stock awards and options will vest immediately and options would remain exercisable for a period of time, depending on the nature of the event and the plan under which the awards were issued. Under Parent’s performance share award program, shares would be paid out on a pro rata basis promptly upon death and at the end of the three-year performance period in case of disability.

Under Parent’s continued vesting program, employees who retire, including Parent’s executive officers, may continue holding and vesting in their stock options if they have held such options for at least 12 months prior to retirement and they retire (i) after age 59-1/2 with at least ten years of service or (ii) after age 59-1/2 when age at termination plus years of service equals at least 70. Parent’s executive officers who retire after reaching the applicable mandatory retirement age, however, will be allowed to continue to vest in such options without regard to the 12 month holding requirement. When an individual becomes eligible for continued vesting under this program, all unvested shares of restricted stock becomes fully vested as of such eligibility date. Retirees meeting these qualifications who hold performance share awards will receive a pro rata number of shares after the end of the applicable three-year performance period, based on actual company performance over the applicable period. Parent has the right to terminate continued vesting if a retiree violates confidentiality, non-solicitation or similar obligations to Parent.

In any other case, if the employment of an equity award recipient, including an executive officer, is terminated for any reason, all unvested restricted stock, options and performance share awards are forfeited. Vested options remain exercisable for 90 days or until the option expiration date, if earlier.

Going Forward.

We expect that the New SAIC Committee will adopt award agreements providing for similar treatment of outstanding equity awards upon termination of employment.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Parent Related to the Separation

This section of the Information Statement summarizes material agreements between us and Parent that will govern the ongoing relationships between the two companies after the separation and are intended to provide for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which will be negotiated at arm’s length, may be entered into between us and Parent after the separation. The summaries below of each of these agreements set forth the terms that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this Information Statement.

Following the separation, we and Parent will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between us and Parent after the separation and to provide mechanisms for an orderly transition, we and Parent intend to enter into agreements pursuant to which certain services and rights will be provided for following the separation, and we and Parent will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with Parent.

Distribution Agreement

We intend to enter into a Distribution Agreement with Parent prior to the distribution of our shares of common stock to Parent stockholders. The Distribution Agreement will set forth our agreements with Parent regarding the principal actions needed to be taken in connection with our separation from Parent. It will also set forth other agreements that govern certain aspects of our relationship with Parent following the separation.

Transfer of Assets and Assumption of Liabilities. The Distribution Agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Parent so that each of New SAIC and Parent retains the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the separation plan. The Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between New SAIC and Parent.

Representations and Warranties. In general, neither we nor Parent will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution. The Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution, such as the election of officers and directors.

Conditions. The Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Parent in its sole discretion. For further information regarding these conditions, see “The Spin-Off—Conditions to the Spin-Off.” Parent may, in its sole discretion, determine the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.

Termination. The Distribution Agreement will provide that it may be terminated by Parent at any time in its sole discretion prior to the distribution date.

Release of Claims. We and Parent will agree to broad releases pursuant to which we will each release the others and certain related persons specified in the Distribution Agreement from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Distribution Agreement.

Indemnification. We and Parent will agree to indemnify each other and certain related persons specified in the Distribution Agreement against breaches of the Distribution Agreement and certain liabilities in connection with our respective businesses and as otherwise allocated to each of us in the Distribution Agreement.

The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Parent that will set forth our agreements as to certain employment, compensation and benefits matters.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Parent that will govern the respective rights, responsibilities and obligations of Parent and us after the separation with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. federal, state, local and foreign income taxes, other tax matters and related tax returns. As a business of Parent, we have (and will continue to have following the separation) joint and several liability with Parent to the IRS for the consolidated U.S. federal income taxes of the Parent consolidated group relating to the taxable periods in which we were part of that group. However, the Tax Matters Agreement will specify the portion, if any, of this tax liability for which we will bear responsibility, and Parent will agree to indemnify us against any amounts for which we are not responsible. The Tax Matters Agreement will also provide special rules for allocating tax liabilities in the event that the spin-off is not tax-free. The Tax Matters Agreement will provide for certain covenants that may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business and may discourage or delay a change of control that you may consider favorable. Pursuant to the Tax Matters Agreement, we have agreed to indemnify Parent for any tax liabilities resulting from a breach of such covenants or certain other actions. Though valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.

Transition Services Agreement

We intend to enter into a Transition Services Agreement with Parent, under which Leidos or its affiliates will provide us with certain services for a limited time to help ensure an orderly transition for each of New SAIC and Leidos following the distribution.

DESCRIPTION OF MATERIAL INDEBTEDNESS

From and after the separation, we and Leidos will, in general, each be responsible for the debts, liabilities, rights and obligations related to the business or businesses that it owns and operates following consummation of the separation, except as set forth below. See “Certain Relationships and Related Party Transactions—Agreements with Parent Related to the Separation.”

It is anticipated that, prior to the completion of the separation, New SAIC will raise indebtedness in an amount estimated at $            , of which $             will be distributed to Parent. The amount of pre-spin debt to be incurred by us will be based on our judgment in consultation with Parent as to the proper capital structure and leverage for us as a stand-alone entity. We also expect to enter into a revolving credit agreement prior to the completion of the separation to provide additional liquidity.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, all of the outstanding shares of our common stock are beneficially owned by Parent. After the separation, Parent will not own any shares of our common stock.

The following table provides information with respect to the anticipated beneficial ownership of our common stock by:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our current directors and the directors following the separation;

•	each officer named in the summary compensation table; and

•	all of our directors and executive officers following the separation as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Parent common stock on                     , 2013, giving effect to a distribution ratio of                     shares of our common stock for shares of Parent common stock held by such person.

To the extent our directors and executive officers own Parent common stock at the record date of the separation, they will participate in the distribution on the same terms as other holders of Parent common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity.

Immediately following the separation, we estimate that                     shares of our common stock will be issued and outstanding, based on the number of shares of Parent common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding following the separation will be determined on                     , 2013, the record date.

Stock Ownership of Certain Beneficial Owners

We anticipate, based on information to our knowledge as of January 31, 2013, that the following entities will beneficially own more than 5% of our common stock after the separation.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Vanguard Fiduciary Trust Company 500 Admiral Nelson Boulevard Malvern, PA 19355		(1)	14.59	%(1)

(1)	These shares are held by Vanguard Fiduciary Trust Company as trustee of the SAIC Retirement Plan. According to a Schedule 13G/A filed with the SEC by Vanguard on February 1, 2013, subject to the Employee Retirement Income Security Act, Vanguard votes these shares as directed by the plan participants and votes all shares as to which no voting instructions are received in the same proportion as shares for which voting instructions are received. Accordingly, Vanguard has shared voting and dispositive power with respect to these shares. Vanguard disclaims beneficial ownership of all shares held in trust for which it receives voting instructions. Shares held by Vanguard are also included in the amounts held by individuals and the group set forth in the table below.

Stock Ownership of Officers and Directors

The following table sets forth, as of January 31, 2013, the beneficial ownership of our common stock by our directors and the named executive officers, and all of our directors and executive officers following the separation as a group based on their ownership of Parent common stock. None of these individuals beneficially owns more than one percent of the outstanding common stock. As a group, our directors and executive officers beneficially own less than one percent of the outstanding common stock. Unless otherwise indicated, each individual has sole investment power and sole voting power with respect to the shares beneficially owned by such person, except for such power that may be shared with a spouse. No shares have been pledged.

	Common Stock(1)	Restricted Stock Units(2)	Deferred Restricted Stock Units(3)	Options(4)	Total Shares Beneficially Owned	Percentage of Class
Non-Employee Directors
Edward J. Sanderson, Jr.						*

Named Executive Officers
Anthony J. Moraco						*
John R. Hartley						*
Thomas G. Baybrook						*
Deborah L. James						*

Directors and Executive Officers as a Group (7 persons)						*

*	Less than 1%.

(1)	Includes the approximate number of shares allocated to the account of the individual by the trustee of the SAIC Retirement Plan as follows: Mr. Moraco, shares; Mr. Hartley, shares; Mr. Baybrook, shares; Ms. James, shares; and all directors and officers as a group, shares. For all directors and officers as a group, also includes a total of shares held by certain trusts established by the individuals.

(2)	Represents restricted stock units convertible into common stock upon vesting within 60 days of January 31, 2013.

(3)	Represents stock units attributable to the individual or the group in the Key Executive Stock Deferral Plan and the Management Stock Compensation Plan. Shares held in these plans are voted by the trustee in the same proportion as all other stockholders collectively vote their shares of common stock. For Ms. James, also includes shares underlying restricted stock units convertible into stock units in the Key Executive Stock Deferral Plan upon vesting within 60 days of January 31, 2013.

(4)	Shares subject to options exercisable within 60 days following January 31, 2013.

DESCRIPTION OF CAPITAL STOCK

General

Prior to the distribution date, our Board of Directors and Parent, as our sole stockholder, will approve and adopt the amended and restated certificate of incorporation and the amended and restated bylaws. Our amended and restated certificate of incorporation will authorize us to issue                     shares of common stock, par value $0.0001 per share, and                     shares of preferred stock, par value $0.0001 per share. The following is a description of our capital stock. This description is not complete, and we qualify this description by referring to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be attached as exhibits to our Registration Statement on Form 10, and to the laws of the state of Delaware.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of shares of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our Board of Directors has the authority, without other action by stockholders, to issue shares of preferred stock in one or more series. The holders of our preferred stock do not have the right to vote, except as our Board of Directors establishes, or as provided in our amended and restated certificate of incorporation or as determined by state law.

The Board of Directors has the authority to determine the terms of each series of preferred stock, within the limits of our amended and restated certificate of incorporation, our amended and restated bylaws and the laws of the state of Delaware. These terms include the number of shares in a series, dividend rights, rights in liquidation, terms of redemption, conversion and exchange rights and voting rights, if any.

Effects on Our Common Stock if We Issue Preferred Stock

If we issue preferred stock, it may negatively affect the holders of our common stock. These possible negative effects include the following:

•	diluting the voting power of shares of our common stock;
•	affecting the market price of our common stock;
•	delaying or preventing a change in control;
•	making removal of our present management more difficult; or
•	restricting dividends and other distributions on our common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the shares of common stock remain listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Could Delay or Prevent a Change in Control

Removal of Directors; Vacancies. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that directors may only be removed for cause and only upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, by a sole remaining director, and not by stockholders.

Blank Check Preferred Stock. Our amended and restated certificate of incorporation will permit us to issue, without any further vote or action by the stockholders, up to         shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares in a series, dividend rights, rights in liquidation, terms of redemption, conversion and exchange rights and voting rights, if any. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation expressly excludes the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

Special Stockholder Meetings. Our certificate of incorporation prohibits stockholder action by written consent. It also provides that special meetings of our stockholders may be called by the board of directors, a majority of the board of directors, a committee designated by the board of directors. A special meeting may also be called or by a single stockholder owning at least 10%, or one or more stockholders owning at least 25%, of the combined voting power of all classes of capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

Requirements for Advance Notification of Stockholder Nomination and Proposals. Our amended and restated bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Our bylaws will also specify requirements as to the form and content of a stockholder’s notice.

Mergers with Related Persons. Our amended and restate certificate of incorporation generally will require that mergers and certain other business combinations between us and a related person must be approved by the holders of securities having two-thirds of our outstanding voting power, as well as by the holders of a majority of the voting power of such securities that are not owned by the related person. A “related person” means any holder of 5% or more of our outstanding voting power. Under Delaware law, unless the certificate of incorporation provides otherwise, only a majority of our outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require stockholder approval.

These requirements of our certificate of incorporation do not apply, however, to a business combination with a related person, if the transaction:

•	is approved by our board of directors before the related person acquired beneficial ownership of 5% or more of our outstanding voting power; or

•	is approved by a majority of the members of our board of directors who are not affiliated with the related person and who were directors before the related person became a related person; or

•	involves only us and one or more of our subsidiaries and certain other conditions are satisfied.

The Delaware General Corporation Law (the “DGCL”) provides generally that the affirmative vote of a majority of the outstanding shares of stock entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated restated certificate of incorporation provides that the following provisions in our amended and restated certificate of incorporation may be amended only by a vote of at least two-thirds of the voting power of all of the outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	filling vacancies on our Board of Directors and newly created directorships;

•	the removal of directors;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions requiring that the bylaws be amended only with a two-thirds supermajority vote; and

•	the amendment provision requiring that the above provisions be amended only with a two-thirds supermajority vote.

In addition, any amendment to the provisions described under “—Mergers with Related Persons” above requires (1) the vote of at least 80% in voting power of all of the outstanding shares of our stock entitled to vote and (2) the vote of at least a majority in voting power of the outstanding shares of our stock entitled to vote other than shares of voting stock that are beneficially owned by a related person that directly proposed such amendment.

Section 203 of the Delaware General Corporation Law

Section 203 of the DGCL provides that, subject to certain exceptions specified therein, a corporation shall not engage in any “business combination” with any “interested shareholder” for a three-year period following the time that such shareholder becomes an interested shareholder unless (i) prior to such time, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to such time, the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested shareholder. Section 203 of the DGCL generally defines an “interested shareholder” to include (x) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Section 203 of the DGCL generally defines a “business combination” to include (1) mergers and sales or other dispositions of 10 percent or more of the assets of the corporation with or to an interested shareholder, (2) certain transactions resulting in the issuance or transfer to the interested shareholder of any stock of the corporation or its subsidiaries, (3) certain transactions which would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested shareholder and (4) receipt by the interested shareholder of the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges, or other financial benefits.

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an “interested shareholder” to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or shareholder-adopted bylaws may exclude a corporation from the restrictions imposed thereunder. Neither our amended and restated certificate of incorporation nor our amended and restated bylaws exclude us from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the shareholder approval requirement would be avoided if our Board of Directors approves, prior to the time the shareholder becomes an interested shareholder, either the business combination or the transaction which results in the shareholder becoming an interested shareholder.

Liability and Indemnification of Directors and Officers

Elimination of Liability of Directors. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director of our company will not be liable to the company or our stockholders for monetary damages for breach of fiduciary duty as a director. Based on the DGCL as presently in effect, a director of our company will not be personally liable to the company or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (which concerns unlawful payments of dividends, stock purchases or redemptions), or (iv) for any transactions from which the director derived an improper personal benefit.

While our amended and restated certificate of incorporation will provide directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, our amended and restated certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of our amended and restated certificate of incorporation described above apply to an officer of New SAIC only if he or she is a director of New SAIC and is acting in his or her capacity as director, and do not apply to officers of New SAIC who are not directors.

Indemnification of Directors and Officers. Our amended and restated bylaws will provide that we will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may thereafter be amended, any person (an “Indemnitee”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether of a civil, criminal, administrative, investigative or other nature (a “proceeding”), by reason of the fact that he or she is or was a director or an officer of our company or while a director or officer of our company is or was serving at the request of our company as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith. Our amended and restated bylaws will also provide that, notwithstanding the foregoing, but except as described in the second following paragraph, we will be required to indemnify an Indemnitee in connection with a proceeding, or part thereof, initiated by such Indemnitee only if such proceeding, or part thereof, was authorized by our Board of Directors.

Our amended and restated bylaws will further provide that we will pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition or a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under our amended and restated bylaws, provided however, that such payment of expenses in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by the Indemnitee to repay all amounts advanced if it should be ultimately determined by final judicial decision from which there is no further right to appeal that the Indemnitee is not entitled to be indemnified for such expenses under the relevant section of our amended and restated bylaws or otherwise.

Our amended and restated bylaws will also expressly state that we may grant rights to indemnification and to the advancement of expenses to any of our employees or agents to the fullest extent of the provisions of our amended and restated bylaws

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company NA.

Listing

Following the separation, we expect to have our common stock listed on the NYSE under the ticker symbol “SAIC.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of common stock that Parent stockholders will receive in the distribution. This Information Statement does not contain all of the information contained in the Registration Statement on Form 10 and the exhibits and schedules to the Registration Statement on Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the separation, reference is made to the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10, which are on file at the offices of the SEC. Statements contained in this Information Statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Registration Statement on Form 10. Each statement is qualified in all respects by the relevant reference.

You may inspect and copy the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10 that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Registration Statement on Form 10, including the exhibits and schedules to the Registration Statement on Form 10.

Our Internet site and the information contained on that site, or connected to that site, are not incorporated into this Information Statement or the Registration Statement on Form 10.

As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

INDEX TO COMBINED FINANCIAL STATEMENTS

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

SAIC, Inc.

McLean, Virginia

We have audited the accompanying combined balance sheets of the Technical, Engineering and Enterprise Information Technology Services Business of SAIC, Inc. (the “Company”) as of January 31, 2012 and 2011, and the related combined statements of income and comprehensive income, equity and cash flows for the years ended January 31, 2012 and 2011. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2012 and 2011, and the results of its operations and its cash flows for the years ended January 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the accompanying combined financial statements have been derived from the consolidated financial statements and accounting records of SAIC, Inc. The combined financial statements also include expense allocations for certain corporate functions historically provided by SAIC, Inc. These allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate entity apart from SAIC, Inc. Included in Note 4 to the combined financial statements is a summary of transactions with related parties.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

March 7, 2013

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Nine Months Ended October 31, 2012	Year Ended January 31,
		2012	2011
	(unaudited)
	(in millions)
Revenues	$3,560	$4,637	$4,767
Revenues performed by Parent (Note 4)	66	96	96
Total revenues	3,626	4,733	4,863
Costs and expenses:
Cost of revenues	3,241	4,211	4,292
Cost of revenues performed by Parent (Note 4)	66	96	96
Total cost of revenues	3,307	4,307	4,388
Selling, general and administrative expenses	84	127	146
Separation transaction expenses	15	-	-
Operating income	220	299	329
Non-operating expense, net	-	(1)	-
Income before income taxes	220	298	329
Provision for income taxes	(81)	(116)	(121)
Net income	$139	$182	$208
Other comprehensive income, net of tax	-	-	-
Comprehensive income	$139	$182	$208

See accompanying notes to combined financial statements.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

COMBINED BALANCE SHEETS

	October 31,	January 31,
	2012	2012	2011
	(unaudited)
	(in millions)
ASSETS
Current assets:
Cash	$-	$1	$1
Receivables, net	750	814	870
Inventory, prepaid expenses and other current assets	115	108	102
Total current assets	865	923	973
Property, plant and equipment, net	31	29	39
Intangible assets, net	7	9	13
Goodwill	379	379	379
Deferred income taxes	26	25	25
Other assets	4	6	6
	$1,312	$1,371	$1,435
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$498	$525	$460
Accrued payroll and employee benefits	219	174	184
Capital lease obligations and notes payable, current portion	2	3	3
Total current liabilities	719	702	647
Capital lease obligations and notes payable, net of current portion	2	4	5
Other long-term liabilities	11	9	14
Commitments and contingencies (Notes 11 and 12)
Equity:
Parent company investment	580	656	769
	$1,312	$1,371	$1,435

See accompanying notes to combined financial statements.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

COMBINED STATEMENTS OF EQUITY

Parent company investment
(in millions)
Balance at January 31, 2010	$771
Net income	208
Net transfers to Parent	(210)
Balance at January 31, 2011	769
Net income	182
Net transfers to Parent	(295)
Balance at January 31, 2012	656
Net income	139
Net transfers to Parent	(215)
Balance at October 31, 2012 (unaudited)	$580

See accompanying notes to combined financial statements.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

COMBINED STATEMENTS OF CASH FLOWS

	Nine Months Ended October 31, 2012	Year Ended January 31,
		2012	2011
	(unaudited)
	(in millions)

Cash flows from operations:
Net income	$139	$182	$208
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	10	15	18
Deferred income taxes	-	(9)	(27)
Stock-based compensation	25	28	34
Excess tax benefits from stock-based compensation	-	-	(4)
Net gain on sales and disposals of assets	-	(4)	-
Increase (decrease) in cash resulting from changes in:
Receivables	64	56	2
Inventory, prepaid expenses and other current assets	(11)	(20)	1
Other assets	2	-	4
Accounts payable and accrued liabilities	(29)	70	25
Accrued payroll and employee benefits	45	(10)	6
Other long-term liabilities	2	(5)	(6)
Total cash flows provided by operating activities	247	303	261
Cash flows from investing activities:
Expenditures on property, plant and equipment	(6)	(6)	(10)
Proceeds from sale of assets	1	5	-
Other	-	-	(1)
Total cash flows used in investing activities	(5)	(1)	(11)
Cash flows from financing activities:
Payments on capital leases and notes payable	(3)	(2)	(2)
Net transfers to Parent	(240)	(300)	(247)
Total cash flows used in financing activities	(243)	(302)	(249)
Total (decrease) increase in cash	(1)	-	1
Cash at beginning of year	1	1	-
Cash at end of year	$-	$1	$1

Supplementary cash flow disclosure:
Cash paid for taxes (see Note 1)	$-	$-	$-
Net transfers of property, plant and equipment (to) from Parent	$-	$(23)	$7
Assets acquired under capital leases	$-	$1	$-
Landlord provided tenant improvements	$1	$4	$-

See accompanying notes to combined financial statements.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies:

Overview

Separation from Parent

The Board of Directors of SAIC, Inc. (collectively with its consolidated subsidiaries, “Parent”) has authorized management to pursue a plan to separate its technical, engineering and enterprise information technology (IT) services business (the “Company”) into an independent publicly traded company. Prior to the separation, these businesses are comprised of a majority of Parent’s Defense Solutions Group and the enterprise IT portions of its Health, Energy and Civil Solutions Group. These businesses will be contributed to SAIC Gemini, Inc., a subsidiary of Parent, which currently has negligible assets and no operations. The proposed separation is intended to take the form of a tax-free spin-off to Parent’s stockholders of 100% of the shares of SAIC Gemini, Inc.

The separation is conditioned on, among other things, final approval of the transaction by Parent’s Board of Directors and the receipt of both a ruling from the Internal Revenue Service that the separation, as disclosed, will not result in the recognition, for U.S. federal income tax purposes, of income, gain or loss to Parent or its stockholders (except to the extent of cash received by stockholders in lieu of fractional shares) and an opinion of tax counsel as to the satisfaction of certain requirements for such tax-free treatment.

Description of Business

The Company is a leading provider of technical, engineering and enterprise information technology services to the U.S. Government. The Company delivers to the Department of Defense (DoD) and federal civilian agencies systems engineering and integration offerings for large, complex government projects and offers a broad range of services with a targeted emphasis on higher-end, differentiated technology services.

The Company operates in two segments that provide comprehensive service offerings across its entire customer base. The Company’s technical and engineering offerings include engineering and maintenance of ground and maritime systems, logistics, training and simulation, as well as operation and program support services. The Company’s enterprise IT offerings include end-to-end enterprise information technology services which span the design, development, integration, deployment, management and operations, sustainment and security of its customers’ entire IT infrastructure. As discussed in Note 10, these segments have been aggregated into one reporting segment for financial reporting purposes.

Principles of Combination and Basis of Presentation

The combined financial statements of the Company have been derived from the consolidated financial statements and accounting records of Parent as if it were operated on a stand-alone basis and were prepared in accordance with accounting principles generally accepted in the United States (GAAP). All intercompany transactions and account balances within the Company have been eliminated.

Unless otherwise noted, references to years are for fiscal years ended January 31. For example, the fiscal year ended January 31, 2012 is referred to as “fiscal 2012” in these notes to combined financial statements.

The combined statements of income and comprehensive income reflect allocations of general corporate expenses from Parent including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement, and other shared services. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of costs incurred, headcount or other measures. Management of the Company and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to the Company. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

The combined balance sheets of the Company include certain Parent assets and liabilities that are specifically identifiable or otherwise attributable to the Company and will be transferred to the Company in connection with the separation. Parent’s cash, excluding a minor balance specifically attributable to the Company, has not been assigned to the Company for any of the periods presented because those cash balances are not directly attributable to the Company nor is the Company expected to acquire or assume that cash presently or in connection with the separation. Parent’s senior unsecured notes and the related interest expense have not been attributed to the Company for any of the periods presented because Parent’s borrowings and the related guarantees on such borrowings are not directly attributable to the combined businesses that comprise the Company.

Parent has historically used a centralized approach to cash management and financing of its operations. Transactions between the Company and Parent are considered to be effectively settled for cash at the time the transaction is recorded. The net effect of these transactions is included in the combined statements of cash flows as Net transfers to Parent.

Parent Company Investment

Parent company investment in the combined balance sheets represents Parent’s historical investment in the Company, the net effect of cost allocations from transactions with Parent, net transfers of cash and assets to Parent and the Company’s accumulated earnings. See Note 4 for a further description of the transactions between the Company and Parent.

Operating Cycle

The Company’s operating cycle for long-term contracts may be greater than one year and is measured by the average time intervening between the inception and the completion of those contracts. Contract-related assets and liabilities are classified as current assets and current liabilities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Management evaluates these estimates and assumptions on an ongoing basis, including those relating to allowances for doubtful accounts, inventories, fair value and impairment of intangible assets and goodwill, income taxes, estimated profitability of long-term contracts, stock-based compensation expense, contingencies and litigation. Estimates have been prepared by management on the basis of the most current and best available information at the time of estimation and actual results could differ from those estimates.

Revenue Recognition

The Company’s revenues are generated primarily from contracts with the U.S. Government, state and local governments and commercial customers or from subcontracts with other contractors engaged in work with such customers. The Company performs under various types of contracts, which include firm-fixed-price, time-and-materials, fixed-price-level-of-effort, cost-plus-fixed-fee, cost-plus-award-fee and cost-plus-incentive-fee contracts.

Firm-fixed-price contracts—Revenues and fees on these contracts that are system integration or engineering in nature are primarily recognized using the percentage-of-completion method of accounting utilizing the cost-to-cost method.

Time-and-materials contracts—Revenue is recognized on time-and-materials contracts with the U.S. Government using the percentage-of-completion method of accounting utilizing an output measure of progress. Revenue is

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

recognized on time-and-materials contracts with non-U.S. Government customers using a proportional performance method. Under both of these methods, revenue is recognized based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material and subcontract costs and out-of-pocket expenses.

Fixed-price-level-of-effort contracts (FP-LOE)—These contracts are substantially similar to time-and-materials contracts except they require a specified level of effort over a stated period of time. Accordingly, the Company recognizes revenue on FP-LOE contracts with the U.S. Government in a manner similar to time-and-materials contracts in which the Company measures progress toward completion based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material costs and out-of-pocket expenses.

Cost-plus-fixed-fee contracts—Revenue is recognized on cost-plus-fixed-fee contracts with the U.S. Government on the basis of partial performance equal to costs incurred, plus an estimate of applicable fees earned as the Company becomes contractually entitled to reimbursement of costs and the applicable fees.

Cost-plus-award-fee/cost-plus-incentive fee contracts—Revenues and fees on these contracts with the U.S. Government are primarily recognized using the percentage-of-completion method of accounting, most often based on the cost-to-cost method. The Company includes an estimate of the ultimate incentive or award fee to be received on the contract in the estimate of contract revenues for purposes of applying the percentage-of-completion method of accounting.

Revenues from services and maintenance contracts, notwithstanding contract type, are recognized over the term of the respective contracts as the services are performed and revenue is earned. Revenues from unit-priced contracts are recognized as transactions are processed based on objective measures of output. Revenues from the sale of products are recorded upon passage of title and risk of loss to the customer, which is generally upon delivery, provided that all other requirements for revenue recognition have been met.

The Company also uses the efforts-expended method of percentage-of-completion using measures such as labor dollars for measuring progress toward completion in situations in which this approach is more representative of the progress on the contract. For example, the efforts-expended method is utilized when there are significant amounts of materials or hardware procured for the contract that is not representative of progress on the contract.

The Company evaluates its contracts for multiple elements, and when appropriate, separates the contracts into separate units of accounting for revenue recognition.

The Company provides for anticipated losses on all types of contracts by recording an expense during the period in which the losses are determined. Amounts billed and collected but not yet earned as revenues under certain types of contracts are deferred. Contract costs incurred for U.S. Government contracts, including indirect costs, are subject to audit and adjustment through negotiations between the Company and government representatives. Parent has agreed upon and settled indirect contract costs through fiscal 2005. Revenues on U.S. Government contracts have been recorded in amounts that are expected to be realized upon final settlement.

Changes in estimates related to contracts accounted for using the cost-to-cost percentage of completion method of accounting are recognized in the period in which such changes are made for the inception-to-date effect of the changes. Changes in these estimates can routinely occur over the contract performance period for a variety of reasons, including changes in contract scope, changes in contract cost estimates due to unanticipated cost growth or retirements of risk for amounts different than estimated, and changes in estimated incentive or award fees. Aggregate changes in contract estimates increased operating income by $0 million, $9 million and $13 million for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011, respectively.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The Company’s accounts receivable include unbilled receivables, which consist of costs and fees billable upon contract completion or the occurrence of a specified event, the majority of which is expected to be billed and collected within one year. Unbilled receivables are stated at estimated realizable value. Since the Company’s receivables are primarily with the U.S. Government, the Company does not have a material credit risk exposure. Contract retentions are billed when the Company has negotiated final indirect rates with the U.S. Government and, once billed, are subject to audit and approval by government representatives. Consequently, the timing of collection of retention balances is outside the Company’s control. Based on the Company’s historical experience, the majority of retention balances are expected to be collected beyond one year and write-offs of retention balances have not been significant. Contract claims are unanticipated additional costs incurred but not provided for in the executed contract price that the Company seeks to recover from the customer. Such costs are expensed as incurred. Additional revenue related to contract claims is recognized when the amounts are awarded by the customer.

Pre-contract Costs

Costs incurred on projects as pre-contract costs are deferred as assets (inventory, prepaid expenses and other current assets) when the Company has been requested by the customer to begin work under a new arrangement prior to contract execution and it is probable that the Company will recover the costs through the issuance of a contract. When the formal contract has been executed, the costs are recorded to the contract and revenue is recognized.

Fair Value Measurements

The accounting standard for fair value measurements establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: observable inputs such as quoted prices in active markets (Level 1); inputs other than the quoted prices in active markets that are observable either directly or indirectly (Level 2); and unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions (Level 3). The Company utilizes Level 2 and Level 3 inputs in testing assets for recoverability upon events or changes in circumstances that indicate the carrying value of those assets may not be recoverable.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of accounts receivable. Although credit risk is limited, the Company’s receivables are concentrated with its principal customers, which are the various agencies of the U.S. Government and customers engaged in work for the U.S. Government.

Inventories

Inventories are valued at the lower of cost or estimated net realizable value. Raw material inventory is valued using the average cost or first-in, first-out methods. Work-in-process inventory includes raw material costs plus labor costs, including fringe benefits, and allocable overhead costs. Finished goods inventory consists primarily of purchased finished goods for resale to customers. The Company evaluates inventory against historical and planned usage to determine appropriate provisions for obsolete inventory.

Property, Plant and Equipment

Purchases of property, plant and equipment as well as costs associated with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

accounts and any resulting gain or loss is recognized. Depreciation is recognized using the methods and estimated useful lives as follows:

	Depreciation method	Estimated useful lives (in years)
Equipment	Straight-line or declining balance	2-10
Buildings	Straight-line	20-40
Building improvements and leasehold improvements	Straight-line	Shorter of lease term or 25

The Company evaluates its long-lived assets for potential impairment whenever there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying amount of the asset exceeds its estimated future undiscounted cash flows. When the carrying amount of the asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized to reduce the asset’s carrying amount to its estimated fair value based on the present value of its estimated future cash flows.

Goodwill and Intangible Assets

The Company evaluates goodwill for potential impairment annually at the beginning of the fourth quarter, or whenever events or circumstances indicate that the carrying value of goodwill may not be recoverable. The goodwill impairment test is a two-step process performed at the reporting unit level. The first step consists of estimating the fair values of each of the reporting units based on a market approach and an income approach. Fair value computed using these two methods is determined using a number of factors, including projected future operating results and business plans, economic projections, anticipated future cash flows, comparable market data based on industry grouping, and the cost of capital. The estimated fair values are compared with the carrying values of the reporting units. If the fair value is less than the carrying value of a reporting unit, which includes the allocated goodwill, a second step is performed to compute the amount of the impairment by determining an implied fair value of goodwill. The implied fair value of goodwill is the residual fair value derived by deducting the fair value of a reporting unit’s identifiable assets and liabilities from its estimated fair value calculated in the first step. The impairment expense represents the excess of the carrying amount of the reporting units’ goodwill over the implied fair value of the reporting units’ goodwill. The Company did not recognize any goodwill impairment losses during the nine months ended October 31, 2012, fiscal 2012 or fiscal 2011. The Company faces uncertainty in its business environment due to the substantial fiscal and economic challenges facing the U.S. Government, its primary customer. Adverse changes in fiscal and economic conditions, such as the implementation of sequestration, could result in an impairment of goodwill.

Intangible assets with finite lives are amortized using the method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over their estimated useful lives. Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company did not recognize any impairment losses on intangible assets during the nine months ended October 31, 2012, fiscal 2012 or fiscal 2011.

Selling, General and Administrative Expenses

The Company classifies indirect costs incurred within or allocated to its Government customers as overhead (included in cost of revenues) or general and administrative expenses in the same manner as such costs are defined in Parent’s disclosure statements under U.S. Government Cost Accounting Standards. Selling, general and administrative expenses include general and administrative, bid and proposal and internal research and development expenses.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Separation Transaction Expenses

No separation transaction expenses were incurred during fiscal 2012 and fiscal 2011. For the nine-months ended October 31, 2012, separation transaction expenses were as follows:

Nine Months Ended October 31, 2012
(unaudited)
(in millions)
Strategic advisory services	$ 11
Investment banking services	3
Legal and accounting services	1
Separation transaction expenses	$ 15

Consistent with the Company’s policy for acquisitions, the Company has recognized a tax benefit for the separation transaction expenses. Certain of the separation transaction expenses will be capitalized for tax purposes if the separation is completed, resulting in a reversal of tax benefits previously recognized.

Income Taxes

The Company’s operations have historically been included in Parent’s U.S. federal and state income tax returns and all income taxes have been paid by Parent. Income tax expense and other income tax related information contained in these combined financial statements are presented on a separate tax return basis as if the Company filed its own tax returns. Current income tax liabilities are assumed to be immediately settled with Parent and are relieved through the Parent company investment account and the Net transfers to Parent in the statement of cash flows. The Company accounts for income taxes under the asset and liability method in accordance with the accounting standard for income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Under this method, changes in tax rates and laws are recognized in income in the period such changes are enacted.

The Company records net deferred tax assets to the extent that it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. If the Company were to determine that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount or would no longer be able to realize its deferred income tax assets in the future as currently recorded, the Company would make an adjustment to the valuation allowance which would decrease or increase the provision for income taxes.

The provision for federal, state and local income taxes is calculated on income before income taxes based on current tax law and includes the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provision differs from the amounts currently payable because certain items of income and expense are recognized in different reporting periods for financial reporting purposes than for income tax purposes.

The Company recognizes liabilities for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination and settlement with various taxing authorities. Liabilities for uncertain tax positions are measured based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in its income tax expense.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Stock-Based Compensation

Certain of the Company’s employees participate in stock-based compensation plans sponsored by Parent that are settled in SAIC, Inc.’s common stock. The Company recognizes the fair value of all stock-based awards, including stock options, granted to employees and directors in exchange for services as compensation expense over the requisite service period, which is typically the vesting period, net of an estimated forfeiture rate.

Accounting Standards Updates Adopted

In October 2009, the Financial Accounting Standards Board (FASB) issued an update to “Revenue Recognition—Multiple-Deliverable Revenue Arrangements.” This update removed the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaced references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provided a hierarchy that entities must use to estimate the selling price, eliminated the use of the residual method for allocation, and expanded the ongoing disclosure requirements. This update was effective for the Company beginning February 1, 2011 and was applied prospectively. The adoption of this accounting standard update did not have a material impact on the Company’s combined financial position and results of operations.

In October 2009, the FASB issued an update to “Software—Multiple-Deliverable Revenue Arrangements.” This update amended the existing accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality are excluded from the scope of software revenue guidance. In addition, this update provided guidance on how a vendor should allocate consideration to deliverables in an arrangement that includes both tangible products and software and enhanced the disclosure requirements related to these arrangements. This update was effective for arrangements entered into or materially modified by the Company after January 31, 2011 and was applied prospectively. The adoption of this accounting standard update did not have a material impact on the Company’s combined financial position and results of operations.

During the fiscal years presented, the Company adopted various other accounting standards issued by the FASB, none of which had a material effect on the Company’s combined financial position and results of operations.

Accounting Standards Updates Issued But Not Yet Adopted

Accounting standards and updates issued but not effective for the Company until after October 31, 2012, are not expected to have a material effect on the Company’s combined financial position or results of operations.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 2—Composition of Certain Financial Statement Captions:

	October 31,	January 31,
	2012	2012	2011
	(unaudited)
	(in millions)
Receivables, net:
Billed and billable receivables	$530	$623	$640
Unbillable receivables, including contract retentions	222	193	231
Less allowance for doubtful accounts	(2)	(2)	(1)
	$750	$814	$870
Inventory, prepaid expenses and other current assets:
Inventories	$91	$73	$57
Prepaid expenses	17	18	15
Assets held for sale	-	-	18
Other	7	17	12
	$115	$108	$102
Property, plant, and equipment, net:
Computers and other equipment	$37	$40	$43
Buildings and improvements	7	7	7
Leasehold improvements	40	38	45
Office furniture and fixtures	4	5	7
Construction in progress	1	1	1
	89	91	103
Less accumulated depreciation and amortization	(58)	(62)	(64)
	$31	$29	$39
Accounts payable and accrued liabilities:
Accounts payable	$180	$199	$188
Accrued liabilities	286	286	256
Collections in excess of revenues on uncompleted contracts and deferred revenue	32	40	16
	$498	$525	$460
Accrued payroll and employee benefits:
Salaries, bonuses and amounts withheld from employees’ compensation	$121	$85	$90
Accrued vacation	95	86	89
Accrued contributions to employee benefit plans	3	3	5
	$219	$174	$184

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 3—Goodwill and Intangible Assets:

There were no acquisitions or impairments of goodwill during the nine months ended October 31, 2012, fiscal 2012 or fiscal 2011. Accordingly, goodwill had a carrying value of $379 million for all periods presented.

Intangible assets, all of which were finite-lived, consisted of the following:

	October 31, 2012 (unaudited)
	Gross carrying value	Accumulated amortization		Net carrying value
	(in millions)
Intangible assets:
Customer relationships	$21		$(16)	$5
Software technology	25		(23)	2
Total intangibles	$46		$(39)	$7

	January 31,
	2012				2011
	Gross carrying value	Accumulated amortization		Net carrying value	Gross carrying value	Accumulated amortization		Net carrying value
	(in millions)				(in millions)
Intangible assets:
Customer relationships	$21		$(14)	$7	$25		$(16)	$9
Software technology	25		(23)	2	25		(21)	4
Total intangibles	$46		$(37)	$9	$50		$(37)	$13

Intangible assets with a gross carrying value of $4 million became fully amortized in fiscal 2012 and are no longer reflected in the gross carrying value after becoming fully amortized.

The estimated annual amortization expense related to intangible assets as of October 31, 2012 and as of January 31, 2012, was as follows:

As of October 31, 2012 (unaudited)		As of January 31, 2012
Year Ending January 31		Year Ending January 31
	(in millions)		(in millions)
2013 (remainder of year)	$1	2013	$3
2014	2	2014	2
2015	2	2015	2
2016	1	2016	1
2017	1	2017	1
2018 and thereafter	-	2018 and thereafter	-
	$ 7		$ 9

Actual amortization expense in future periods could differ from these estimates as a result of future acquisitions, divestitures, impairments and other factors.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 4—Related Party Transactions and Parent Company Investment:

Allocation of Corporate Expenses

The combined statements of income and comprehensive income include an allocation of general corporate expenses from Parent. These costs are allocated to the Company’s contracts in process on a systematic basis utilizing a direct usage basis when identifiable, with the remainder allocated on the basis of costs incurred, headcount or other measures.

Allocations for management costs and corporate support services provided to the Company totaled $130 million, $152 million and $139 million for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011, respectively. These amounts include costs for functions including executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement and other shared services.

Revenues and Cost of Revenues Performed by Parent

The Company is a party to customer transactions in which the services are partially performed by Parent. These transactions are recorded at zero margin in accordance with U.S. Government Cost Accounting Standards and are presented separately in the combined statements of income and comprehensive income.

Net Transfers to Parent

A reconciliation of Net transfers to Parent in the combined statements of equity to the corresponding amount presented on the combined statements of cash flows for all periods presented is as follows:

	October 31,	January 31,
	2012	2012	2011
	(unaudited)
	(in millions)
Net transfers to Parent per combined statements of equity	$(215)	$(295)	$(210)
Stock-based compensation	(25)	(28)	(34)
Net transfers of property,plant and equipment to (from) Parent	-	23	(7)
Excess tax benefits from stock-based compensation	-	-	4
Total Net transfers to Parent per combined statements of cash flows	$(240)	$(300)	$(247)

Note 5—Retirement Plans:

Parent sponsors defined contribution plans and deferred compensation plans in which certain of the Company’s employees participate. Balances related to the Company employees’ participation in Parent’s plans were determined by specifically identifying the balances for the Company’s participants.

Defined Contribution Plans

Parent sponsors several defined contribution plans, including the SAIC Retirement Plan which is both a 401(k) plan and an employee stock ownership plan, in which most of the Company’s employees are eligible to participate. These plans allow eligible participants to contribute a portion of their income through payroll deductions and the Company may also make discretionary contributions. The Company contributions expensed for defined contribution plans were $40 million, $54 million and $56 million for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011, respectively.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 6—Stock-Based Compensation:

Certain of the Company’s employees participate in stock-based compensation plans sponsored by Parent. These plans provide employees with the opportunity to receive cash awards and various types of stock-based compensation to be settled in shares of SAIC, Inc. common stock. Since the Company’s employees directly benefit from participation in these plans and Parent’s corporate employees receiving such awards provide management and corporate support services to the Company, stock-based compensation expense has been allocated to the Company in accordance with Parent’s disclosure statements under U.S. Government Cost Accounting Standards or another systematic basis.

Plan Summaries. At October 31, 2012 and January 31, 2012, certain Company employees participated in the following four Parent employee equity plans: the 2006 Equity Incentive Plan, the Management Stock Compensation Plan, the Stock Compensation Plan and the 2006 Employee Stock Purchase Plan. Parent issues new shares upon the issuance of restricted stock awards, the vesting of restricted stock units and performance-based stock awards, or the exercise of stock options under these plans. Awards granted under these plans generally vest or become exercisable 20%, 20%, 20% and 40% after one, two, three and four years, respectively.

Stock-Based Compensation and Related Tax Benefits Recognized. The following table summarizes stock-based compensation and related tax benefits recognized for the Company during the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011:

	Nine Months Ended October 31, 2012	Year Ended January 31,
		2012	2011
	(unaudited)
	(in millions)
Stock-based compensation expense:
Stock options	$4	$6	$7
Vesting stock awards	20	24	25
Performance-based stock awards	1	(2)	2
Total stock-based compensation expense	$25	$28	$34
Tax benefits recognized from stock-based compensation	$9	$11	$13

Stock Options. Stock options may be granted with exercise prices no less than the fair value of SAIC, Inc.’s common stock on the date of grant and for terms not greater than ten years. Prior to January 31, 2011, stock options granted to employees had a term of five years and a vesting period of four years. Subsequent to January 31, 2011, stock options granted to employees have a term of seven years and a vesting period of four years. The fair value of stock option awards is generally expensed on a straight-line basis over the vesting period of four years.

Stock options were granted with exercise prices equal to fair value on the date of grant. Consistent with Parent’s historical practice, the fair value of stock option awards is estimated on the date of grant using the Black-Scholes option-pricing model. The expected term of all awards granted is derived from Parent’s historical experience. Expected volatility is based on an average of the historical volatility of SAIC, Inc.’s common stock and the implied volatility from traded options on SAIC, Inc.’s common stock. The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the stock option on the date of grant. The Company uses historical data to estimate forfeitures.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The weighted average grant-date fair value and assumptions used to determine fair value of stock options granted for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011 were as follows:

	Nine Months Ended October 31,	Year Ended January 31,
	2012	2012	2011
	(unaudited)
Weighted average grant-date fair value	$1.81	$4.21	$3.96
Expected term (in years)	5.0	4.9	3.8
Expected volatility	24.5%	23.4%	25.1%
Risk-free interest rate	1.0%	2.2%	2.1%
Dividend yield	3.7%	0.0%	0.0%

Stock option activity for the Company’s employees during fiscal 2011, fiscal 2012 and the nine months ended October 31, 2012 (unaudited) was as follows:

	Shares of stocks under stock options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
	(in millions)		(in years)	(in millions)
Outstanding at January 31, 2010	7.2	$16.02	1.8	$17
Options granted	1.2	17.42
Options forfeited or expired	(0.7)	15.66
Options exercised	(2.3)	14.03		9
Outstanding at January 31, 2011	5.4	17.20	2.1	3
Options granted	0.8	16.92
Options forfeited or expired	(1.5)	16.78
Options exercised	(0.9)	14.67		2
Outstanding at January 31, 2012	3.8	17.92	2.5
Options granted	0.8	13.21
Options forfeited or expired	(0.9)	17.58
Options exercised	-	-
Outstanding at October 31, 2012	3.7	16.96	3.0

Vested and expected to vest in the future as of January 31, 2012	3.6	17.95	2.4
Vested and expected to vest in the future as of October 31, 2012	3.5	17.11	2.9

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table summarizes activity related to exercises of stock options by Company employees for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011:

	Nine Months Ended October 31,	Year Ended January 31,
	2012	2012	2011
	(unaudited)
	(in millions)
Cash received from exercises of stock options (1)	$-	$-	$2
Stock exchanged at fair value upon exercise of options	-	4	9
Tax benefits realized from exercises of options	-	1	4
(1)	Cash received directly by Parent

Stock options outstanding related to Company employees as of October 31, 2012 (unaudited) were as follows:

Range of exercise prices	Stock options outstanding	Weighted average exercise price	Weighted average remaining contractual term	Stock options exercisable	Weighted average exercise price	Weighted average remaining contractual term
	(in millions)		(in years)	(in millions)		(in years)
$12.00 to $17.00	1.3	$14.66	6.0	0.1	$16.92	5.4
$17.01 to $18.00	0.8	17.42	2.4	0.3	17.42	2.4
$18.01 to $19.00	1.6	18.60	0.9	1.3	18.63	0.8
	3.7	16.96	3.0	1.7	18.30	1.4

Stock options outstanding related to Company employees as of January 31, 2012 were as follows:

Range of exercise prices	Stock options outstanding	Weighted average exercise price	Weighted average remaining contractual term	Stock options exercisable	Weighted average exercise price	Weighted average remaining contractual term
	(in millions)		(in years)	(in millions)		(in years)
$12.00 to $17.00	0.6	$16.92	6.2	-	$-	-
$17.01 to $18.00	1.5	17.50	2.0	0.8	17.57	0.9
$18.01 to $19.00	1.7	18.60	1.7	0.9	18.62	1.6
	3.8	17.92	2.5	1.7	18.16	1.3

The aggregate intrinsic value for options exercisable by Company employees at October 31, 2012 and January 31, 2012 was $0 million.

As of October 31, 2012 and January 31, 2012, there was $3 million and $5 million, respectively, of unrecognized compensation cost, net of estimated forfeitures, related to awards held by Company employees. This compensation expense is expected to be recognized over a weighted-average period of 2.1 years and 2.1 years as of October 31, 2012 and January 31, 2012, respectively.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Vesting Stock Awards. Compensation expense is measured at the grant date fair value and generally recognized over the vesting period of four years. Vesting stock award activity related to Company employees for fiscal 2012 and the nine months ended October 31, 2012 (unaudited) were as follows:

	Shares of stock under stock awards	Weighted average grant- date fair value
	(in millions)
Unvested at January 31, 2011	3.3	$18.02
Awards granted	1.8	16.88
Awards forfeited	(0.4)	17.63
Awards vested	(1.1)	17.99
Unvested at January 31, 2012	3.6	17.52
Awards granted	1.8	13.21
Awards forfeited	(0.3)	15.94
Awards vested	(1.3)	17.92
Unvested at October 31, 2012	3.8	15.43

As of October 31, 2012 and January 31, 2012, there was $34 million and $31 million, respectively, of unrecognized compensation cost, net of estimated forfeitures, related to vesting stock awards held by Company employees. This compensation expense is expected to be recognized over a weighted average period of 2.5 years and 2.4 years as of October 31, 2012 and January 31, 2012, respectively. The fair value of vesting stock awards that vested during the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011 was $18 million, $18 million and $17 million, respectively.

Performance-Based Stock Awards. Parent grants performance-based stock awards to certain officers and key employees. These awards vest at the end of a three-year performance period based upon the achievement of specific pre-established levels of performance. Compensation expense for performance-based stock awards is recognized over the three-year performance period based on the expected level of achievement that will be obtained.

As of October 31, 2012 and January 31, 2012, there was $2 million and $1 million, respectively, of unrecognized compensation cost, net of estimated forfeitures, related to performance-based stock awards granted to the Company’s employees, which is expected to be recognized over a weighted average period 1.7 years and 1.9 years, respectively. As of October 31, 2012, there have been no vesting events for performance-based stock awards.

Note 7—Income Taxes:

The Company’s operations have historically been included in Parent’s U.S. combined federal and state income tax returns and all income taxes have been paid by Parent. Income taxes are presented in these combined financial statements on a separate tax return basis as if the Company filed its own tax returns. These combined financial statements may not reflect tax positions taken or to be taken by Parent, tax positions available for use by Parent and tax positions which may remain with Parent after the separation.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Substantially all of income before income taxes for the nine months ended October 31, 2012 and the two years ended January 31, 2012 was earned in the United States. The provision for income taxes for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011 included the following:

	Nine Months Ended October 31,	Year Ended January 31,
	2012	2012	2011
	(unaudited)
	(in millions)
Current:
Federal	$68	$105	$123
State	13	20	25
Deferred:
Federal	-	(8)	(22)
State	-	(1)	(5)
Total	$81	$116	$121

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011 is as follows:

	Nine Months Ended October 31,	Year Ended January 31,
	2012	2012	2011
	(unaudited)
	(in millions)
Amount computed at the statutory federal income tax rate (35%)	$79	$106	$116
State income taxes, net of federal tax benefit	8	12	13
Change in accruals for uncertain tax positions	-	(1)	(4)
Research and development credits	-	(4)	(3)
Other	(6)	3	(1)
Total	$81	$116	$121
Effective income tax rate	36.8%	38.9%	36.8%

The lower effective income tax rate for the nine months ended October 31, 2012 when compared to fiscal 2012 was primarily due to a change in the estimated deductible amount of a prior year legal settlement and the tax deductibility of quarterly dividends paid, beginning fiscal 2013, on shares held by the SAIC Retirement Plan (an employee stock ownership plan) partially offset by the expiration of the federal research and development tax credit on December 31, 2011. The higher effective income tax rate for fiscal 2012 when compared to fiscal 2011 was primarily due to estimated non-deductible expenses from a fiscal 2012 legal settlement.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Deferred income taxes are recorded for differences in the basis of assets and liabilities for financial reporting purposes and tax reporting purposes. Deferred tax assets (liabilities) were comprised of the following:

	October 31,	January 31,
	2012	2012	2011
	(unaudited)
	(in millions)
Accrued vacation and bonuses	$29	$29	$30
Deferred compensation	16	16	13
Vesting stock awards	23	23	25
Credit carryovers	3	3	4
Deferred rent and incentives	4	4	3
Other	2	2	3
Total deferred tax assets	77	77	78
Deferred revenue	(41)	(41)	(51)
Fixed asset basis differences	(1)	(1)	(3)
Purchased intangible assets	(19)	(19)	(17)
Total deferred tax liabilities	(61)	(61)	(71)
Net deferred tax assets, before valuation allowance	16	16	7
Valuation allowance	(1)	(1)	(1)
Net deferred tax assets	$15	$15	$6

Net deferred tax assets were as follows:

	October 31,	January 31,
	2012	2012	2011
	(unaudited)
	(in millions)
Net current deferred tax liabilities	$(11)	$(10)	$(19)
Net non-current deferred tax assets	26	25	25
Total net deferred tax assets	$15	$15	$6

At January 31, 2012, the Company had $3 million in state tax credits, which will expire in fiscal 2018 to 2026. The Company expects to utilize $2 million of state tax credits before expiration.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The changes in the unrecognized tax benefits, excluding accrued interest and penalties, were as follows:

	Nine Months Ended October 31,	Year Ended January 31,
	2012	2012	2011
	(unaudited)
	(in millions)
Unrecognized tax benefits at beginning of the year	$5	$6	$13
Additions for tax positions related to prior years	1	1
Reductions for tax positions related to prior years	-	(1)	(2)
Settlements with tax authorities	(1)	-	(4)
Lapse of statute of limitations	-	(1)	(1)
Unrecognized tax benefits at end of the year	$5	$5	$6
Unrecognized tax benefits that, if recognized, would affect the effective income tax rate	$4	$4	$5

In fiscal 2011, the Company’s unrecognized tax benefits decreased primarily due to the resolution of certain tax contingencies with the tax authorities, including $2 million that was recognized as an income tax benefit in fiscal 2011.

A negligible amount of interest and penalties were recognized in the combined statements of income and comprehensive income during the nine months ended October, 31, 2012, fiscal 2012 and fiscal 2011. At October 31, 2012, January 31, 2012 and January 31, 2011, accrued interest and penalties totaled $1 million, $1 million and $2 million, respectively.

At October 31, 2012, the balance of unrecognized tax benefits included liabilities for uncertain tax positions of $6 million, all of which was classified as other long-term liabilities on the combined balance sheet. The balance of unrecognized tax benefits at January 31, 2012 included liabilities for uncertain tax positions of $6 million, $5 million of which was classified as other long-term liabilities on the combined balance sheet.

Parent files income tax returns in the United States and various state and foreign jurisdictions and is subject to routine compliance reviews by the Internal Revenue Service (IRS) and other taxing authorities. Parent has effectively settled with the IRS for fiscal years prior to and including fiscal 2008. Parent also settled fiscal 2011 as a result of its participation in the IRS Compliance Assurance Process beginning in fiscal 2011, in which it and the IRS endeavor to agree on the treatment of all tax positions prior to the tax return being filed, thereby greatly reducing the period of time between tax return submission and settlement with the IRS.

As of October 31, 2012, it is reasonably possible during the next 12 months that resolution of reviews by taxing authorities, both domestic and international, could be reached with respect to $4 million of the Company’s unrecognized tax benefits including a negligible amount of previously accrued interest, depending on the timing of ongoing examinations, any litigation and expiration of statute of limitations, either because the Company’s tax positions are sustained or because the Company agrees to their disallowance and pays the related income tax. While the Company believes it has adequate accruals for uncertain tax positions, the tax authorities may determine that the Company owes taxes in excess of recorded accruals or the recorded accruals may be in excess of the final settlement amounts agreed to by tax authorities.

During the fourth quarter of fiscal 2013, the American Taxpayer Relief Act of 2012 was enacted. This Act extended several expired or expiring business tax provisions, including the research and development tax credit. The reinstatement of the research and development tax credit will lower the effective tax rate for the fourth quarter of fiscal 2013.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 8—Leases:

The Company occupies most of its facilities under operating leases. Most of the leases require the Company to pay maintenance and operating expenses such as taxes, insurance and utilities and also contain renewal options to extend the lease and provisions for periodic rate escalations to reflect inflationary increases. Certain equipment is leased under short-term or cancelable operating leases. Rental expense for facilities and equipment for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011 were as follows:

	Nine Months Ended October 31,	Year Ended January 31,
	2012	2012	2011
	(unaudited)
	(in millions)
Gross rental expense	$ 28	$40	$34
Less lease and sublease income	-	-	(3)
Net rental expense	$28	$40	$31

Future minimum lease commitments and lease or sublease receipts under non-cancelable operating leases in effect at October 31, 2012 and at January 31, 2012 are as follows:

As of October 31, 2012 (unaudited)			As of January 31, 2012
Year Ending January 31,	Operating lease commitments		Year Ending January 31,	Operating lease commitments
	(in millions	)		(in millions	)
2013 (remainder of year)	$7		2013	$28
2014	27		2014	25
2015	24		2015	21
2016	18		2016	14
2017	11		2017	8
2018 and thereafter	24		2018 and thereafter	23
Total	$111		Total	$119

As of October 31, 2012 and January 31, 2012, the Company had capital lease obligations of $1 million and $4 million, respectively, that are payable over the next five years.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 9—Supplementary Income Statement Information:

Supplementary income statement information for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011 was as follows:

	Nine Months Ended October 31,	Year Ended January 31,
	2012	2012	2011
	(unaudited)
	(in millions)
Depreciation and amortization expense for property, plant and equipment and assets acquired under capital leases	$8	$11	$13
Internal research and development costs included in selling, general and administrative expenses	$1	$8	$6
Amortization expense for intangible assets	$2	$4	$5

Note 10—Business Segment Information:

The Company defines its operating segments based on the way the chief operating decision maker, currently its chief executive officer, manages the operations of the Company for purposes of allocating resources and assessing performance. The Company has two operating segments; technical and engineering services and enterprise IT services, that are aggregated into one reporting segment because they have similar economic characteristics and meet the other aggregation criteria within the authoritative guidance on segment reporting, including similarities in the nature of the services provided, methods of service delivery, customers served and the regulatory environment in which they operate.

Substantially all of the Company’s revenues and tangible long-lived assets are generated by or owned by entities located in the United States. As such, the financial information by geographic location is not presented.

The Company’s total revenues are largely attributable to prime contracts with the U.S. Government or to subcontracts with other contractors engaged in work for the U.S. Government. The percentages of total revenues for the U.S. Government, its agencies and other customers comprising more than 10% of total revenues for the nine months ended October 31, 2012, fiscal 2012 and fiscal 2011 were as follows:

	Nine Months Ended October 31,	Year Ended January 31,
	2012	2012	2011
	(unaudited)
U.S. Government	95%	96%	96%
U.S. Army	26%	23%	24%
U.S. Navy	22%	24%	22%
Defense Information Systems Agency	9%	9%	10%

Note 11—Legal Proceedings:

Timekeeping Contract with City of New York

In March 2012, in connection with the resolution of certain investigations related to an automated time and attendance and workforce management system (CityTime) that Parent developed and implemented for certain

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

New York City agencies, Parent entered into a three year deferred prosecution agreement (DPA) with the U.S. Attorney’s Office for the Southern District of New York. Under the terms of the DPA, the U.S. Attorney’s Office deferred prosecution of a single criminal count against Parent, and will dismiss the criminal count at the end of a three year period if Parent complies with the terms of the DPA. Under the DPA, Parent agreed, among other things, to retain an independent monitor who will report periodically to the U.S. Attorney’s Office and who will have broad authority to monitor and make recommendations on a number of Parent’s policies and practices.

On August 21, 2012, Parent entered into an administrative agreement with the U.S. Army on behalf of all agencies of the U.S. Government that confirms its continuing eligibility to enter into and perform contracts with the U.S. Government. Under the terms of the administrative agreement, Parent has agreed, among other things, to maintain a contractor responsibility program having the specific elements described in the administrative agreement, including retaining a monitor and providing certain reports to the Army. The administrative agreement will continue in effect for five years, provided that Parent may request earlier termination following completion of three years.

The Company expects to comply with the applicable obligations set forth in the DPA and the administrative agreement following the separation, such as retaining the same independent monitor and maintaining a similar contractor responsibility program. Communications with relevant government agencies concerning the Company’s specific obligations relating to these matters are expected to be completed prior to the separation.

National Center for Critical Information Processing and Storage Contract

In June 2009, the U.S. Department of Justice (DOJ) filed a complaint against Parent and several other defendants in the U.S. District Court for the Southern District of Mississippi relating to the solicitation and award of a task order to provide information technology support services to the National Center for Critical Information Processing and Storage run by the Naval Oceanographic Command Major Shared Resource Center (MSRC) located at the Stennis Space Center in Mississippi. This matter originated with a lawsuit filed under seal by a former government employee pursuant to the qui tam provisions of the civil False Claims Act. Parent was awarded the task order at issue in April 2004. The DOJ’s complaint alleged that prior to the release of the task order solicitation, Parent’s employees and other eventual teammates met with government employees and obtained non-public information not provided to other potential bidders for this work, or received such information in advance of other bidders, giving Parent and its team an unfair advantage in competing for the task order. The complaint further alleged that the former MSRC director and deputy director took actions calculated to favor Parent in the bidding process. In September 2011, Parent and DOJ settled this matter for approximately $25 million and the lawsuit was dismissed in October 2011.

Other

The Company is involved in various claims and lawsuits arising in the normal course of business and relating to the Company’s business. In the opinion of management, based upon current information, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s combined financial position, results of operations or cash flows.

Note 12—Other Commitments and Contingencies:

Government Investigations

The Company is routinely subject to investigations and reviews relating to compliance with various laws and regulations with respect to its role as a contractor to federal, state and local government customers and in connection with performing services in countries outside of the United States. Adverse findings in these investigations or reviews can lead to criminal, civil or administrative proceedings, and the Company could face penalties, fines, repayments and compensatory damages. Adverse findings could also have a material adverse effect on the Company’s business, combined financial position, results of operations and cash flows due to its reliance on government contracts.

THE TECHNICAL, ENGINEERING AND ENTERPRISE INFORMATION

TECHNOLOGY SERVICES BUSINESS OF SAIC, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

U.S. Regulatory Investigations and Reviews

U.S. Government agencies, including the Defense Contract Audit Agency (DCAA), Defense Contract Management Agency (DCMA) and others, routinely audit and review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor’s compliance with government standards for its business systems, including: accounting system, earned value management system, estimating system, materials management and accounting system, property management system and purchasing system.

DCAA has recently completed audits of certain of Parent’s business systems. The audit results and Parent’s responses to those results are under evaluation by the DCMA, which is the responsible agency to determine whether any of the DCAA findings represent significant deficiencies or material weakness in Parent’s internal control systems. A finding of significant control deficiencies in a contractor’s business systems or a finding of noncompliance with U.S. Government Cost Accounting Standards can result in decremented billing rates to U.S. Government customers until the control deficiencies are corrected and their remediation is accepted by the DCMA.

Parent’s indirect cost audits by the DCAA have not been completed for fiscal 2006 and subsequent fiscal years. Although the Company has recorded contract revenues subsequent to fiscal 2005 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments, and if future adjustments exceed the Company’s estimates, its profitability would be adversely affected. As of October 31, 2012, January 31, 2012 and January 31, 2011, the Company has recorded a liability of $15 million, $14 million and $13 million, respectively, for its current best estimate of net amounts to be refunded to customers for potential adjustments from such audits or reviews of contract costs incurred.

Other

The Army Brigade Combat Team Modernization Engineering, Manufacturing and Development program was terminated for convenience by the DoD effective in September 2011. From October 2009 through termination, the Company and its prime contractor performed on this program under an undefinitized change order with a provisional billing rate that allowed the Company to receive a lesser amount of the projected fee than the estimated fee due until completion of the contract negotiations. The Company has recognized revenues of approximately $480 million, including estimated fee, from October 2009 through October 31, 2012 under the undefinitized change order. During the nine months ended October 31, 2012, an agreement in principle was reached between the prime contractor and the DoD. The Company reduced the fees earned under the undefinitized change order by $2 million during the nine months ended October 31, 2012 as a result of this development.

Parent maintains self-insured medical and workers compensation insurance plans. The Company had estimated accruals for claims incurred but not yet reported of $11 million, $15 million and $12 million as of October 31, 2012, January 31, 2012 and January 31, 2011, respectively.